Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-145672
PROSPECTUS
Distribution of 19,743,349 Shares of

Common Stock of

FX Real Estate and Entertainment Inc.
to Stockholders of CKX, Inc.

We were recently organized as a Delaware corporation in preparation for the distribution of shares of our common stock to the stockholders of CKX, Inc., or CKX, a Delaware corporation. We hold our assets and conduct our limited operations through our subsidiary FX Luxury Realty, LLC, or FX Luxury Realty, a Delaware limited liability company, and its subsidiaries. We own 17.72 contiguous acres of land located on the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada, referred to herein as the Park Central Property. The Park Central Property is currently occupied by a motel and several commercial and retail tenants. We intend to redevelop the Park Central Property into a hotel, casino, entertainment, retail, commercial and residential project. In addition, we intend to develop Elvis Presley-themed hotels at or near Graceland in Memphis, Tennessee and to develop hotels and attractions worldwide, including Elvis Presley and Muhammad Ali themed projects pursuant to license agreements FX Luxury Realty recently entered into with subsidiaries of CKX.

We have no history operating our business as an integrated company and have no significant existing operations. We do not currently have any development agreements or gaming licenses. Our current operations do not generate sufficient revenue to meet our current obligations or to support our development plans. Therefore, the viability of our company and the successful implementation of our business plan, including the redevelopment of the Park Central Property, is dependent on our ability to raise significant amounts of additional capital, likely through debt and/or equity financings.

We are furnishing this prospectus to the stockholders of CKX, who will receive two shares of our common stock for every ten shares of CKX common or preferred stock owned at the close of business on December 31, 2007. No fractional shares of our common stock will be issued in the distribution. Therefore, if you own as of the distribution record date either less than five shares of common or preferred stock of CKX or a number of shares of common or preferred stock of CKX not evenly divisible by five you will not receive a fractional share of our common stock. Instead, any fractional interest otherwise issuable to you in the distribution will be “bundled” with the fractional interests of other stockholders of CKX and sold by an independent agent to be retained by us. You will be entitled to receive a pro rata cash payment from the proceeds of the sale of such bundled interests in lieu of any such fractional interest.

CKX has entered into a merger agreement to be acquired by 19X, Inc., a company controlled by Robert F.X. Sillerman, our Chairman and Chief Executive Officer. The distribution of the shares of our common stock pursuant to this prospectus is a condition to the closing of the merger. In addition, the per share cash consideration to be paid in the merger is tied, in part, to the trading value of our common stock, as more fully described herein. Notwithstanding the connections between the distribution of our common stock and the merger transaction, the distribution will occur regardless of whether the merger is consummated.

The shares of our common stock being distributed to the stockholders of CKX pursuant to this prospectus represent 50.25% of our outstanding shares of common stock as of the date of this prospectus. Upon consummation of this distribution, Robert F.X. Sillerman, our Chairman and Chief Executive Officer, will beneficially own approximately 30.1% of our outstanding shares of common stock. We currently expect this distribution to be made on or about January 10, 2008.

Our shares of common stock will be listed on The NASDAQ Global Market under the symbol FXRE. Prior to this distribution, there has been no public market for our common stock. Accordingly, we can provide no assurance to you as to what the market price of our shares of common stock may be on the date of distribution or whether a trading market in our shares of common stock will develop.

Ownership of our common stock involves risks.  You should read this entire prospectus carefully, including the section entitled “Risk Factors” that begins on page 13 of this prospectus, which describes the material risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 31, 2007.

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QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

Q:	How many shares of common stock of FX Real Estate and Entertainment will I receive?

A:	You will receive two of our shares of common stock for every ten shares of common or preferred stock of CKX you own as of the close of business on December 31, 2007, the distribution record date.

No fractional shares of our common stock will be issued in the distribution. Therefore, if you own as of the distribution record date either less than five shares of common or preferred stock of CKX or a number of shares of common or preferred stock of CKX not evenly divisible by five you will not receive a fractional share of our common stock. Instead, any fractional interest otherwise issuable to you in the distribution will be “bundled” with the fractional interests of other stockholders of CKX and sold by an independent agent to be retained by us. You will be entitled to receive a pro rata cash payment from the proceeds of the sale of such bundled interests in lieu of any such fractional interest.

Q.	How many total shares of common stock of FX Real Estate and Entertainment will be outstanding after the distribution?

A.	The total number of shares of our common stock to be distributed in the distribution is 19,743,349, which represent 50.25% of the 39,290,247 total outstanding shares of our common stock as of the date of this prospectus. The number of shares of our common stock to be distributed is based on the number of shares of CKX common and preferred stock outstanding as of the record date for the distribution — specifically two-tenths the number of CKX shares outstanding Therefore, the 19,743,349 shares of our common stock to be distributed constitutes as of December 31, 2007, the record date for the distribution, two-tenths the number of shares of CKX outstanding on that date (98,716,745), and the total number of shares outstanding following the distribution will be 39,790,247.

Q:	What are shares of FX Real Estate and Entertainment worth?

A:	The value of our shares will be determined by their trading price after the distribution. We do not know what the trading price will be and we can provide no assurance as to value or whether a trading market will develop.

Q:	What will the relationship of CKX and FX Real Estate and Entertainment be after the distribution?

A:	After the distribution, CKX will not own any of our shares of common stock or otherwise have an ownership interest in us. We are party to a shared services agreement with CKX pursuant to which employees of each company, including members of senior management, provide services for the other company. In addition, we are party to license agreements with two subsidiaries of CKX pursuant to which we intend to develop Elvis Presley and Muhammad Ali themed projects worldwide. Robert F.X. Sillerman, our Chairman and Chief Executive Officer, is also the Chairman, Chief Executive Officer and principal stockholder of CKX. Following the distribution, Mr. Sillerman will beneficially own approximately 30.1% of the outstanding shares of our common stock.

Q.	What is the CKX going private transaction and how will it affect this distribution?

A.	CKX and 19X, Inc., a company controlled by Mr. Sillerman, are parties to a merger agreement, as amended, whereby 19X will acquire and take CKX private in a merger transaction. In this going private transaction, each CKX stockholder will receive cash consideration of $13.75 per share, less the amount obtained by multiplying (x) 0.075, by (y) the average trading price of our common stock during a twenty day trading period to be selected by the Special Committee of the Board of Directors of CKX, provided however that in no event will the cash merger consideration be reduced by an amount greater than $2.00 per share. Under the merger agreement, the measurement period referenced above cannot include the first twenty days of trading of our common stock following the distribution and must end at least thirty days prior to the closing of the merger.

Under the merger agreement, as amended, CKX has agreed to distribute to its stockholders all of the shares of our common stock held by CKX, representing 50.25% of the issued and outstanding shares of our common stock as of the date of this prospectus.

Notwithstanding the link between the trading value of our common stock and the cash merger consideration to be paid in the going private transaction, THE GOING PRIVATE TRANSACTION WILL HAVE NO IMPACT

ii

ON THE DISTRIBUTION OF THE SHARES OF OUR COMMON STOCK THAT YOU ARE RECEIVING. THIS DISTRIBUTION WILL OCCUR PRIOR TO THE CKX GOING PRIVATE TRANSACTION AND THEREFORE WILL HAPPEN REGARDLESS OF WHETHER THE CKX GOING PRIVATE TRANSACTION IS CONSUMMATED.

Q.	Will the distribution impact my ownership of shares of CKX common or preferred stock?

A.	No, following the distribution, you will continue to own your shares of CKX common or preferred stock and, so long as you continue to hold your CKX shares through consummation of the CKX going private transaction, you will be entitled to receive the per share cash merger consideration being paid in the going private transaction. However, upon consummation of the going private transaction and your receipt of the cash merger consideration for your CKX shares, you will no longer own your CKX shares.

CKX’s business currently consists of the operations of 19 Entertainment (including its ownership of American Idol), Elvis Presley Enterprises, Muhammad Ali Enterprises and MBST, a full service talent management company. Following this distribution and assuming consummation of the going private transaction, as a result of receiving cash merger consideration for your CKX shares, you will no longer have an interest in the 19 Entertainment or MBST businesses. However, as a result of your receipt of our shares in the distribution, you will continue to have an interest in the Elvis Presley and Muhammad Ali businesses, though that interest will be limited to the licensing activities described elsewhere herein and will not consist of ownership of these businesses or other assets held by CKX.

Q:	Will shares of FX Real Estate and Entertainment common stock be listed on a stock exchange?

A:	Our shares of common stock will be listed on The NASDAQ Global Market under the symbol FXRE.

Q:	Will my shares of CKX common stock continue to be listed on a securities exchange?

A:	Until such time as the pending CKX going private transaction is consummated, we anticipate no change in the listing or trading status of your shares of CKX common stock. However, upon consummation of the going private transaction, which, if consummated, will occur sometime after the distribution, shares of CKX’s common stock will not be listed on any securities exchange, and you will no longer own your shares of CKX common or preferred stock.

Q:	What are the tax consequences to me of the distribution?

A:	The distribution of shares of our common stock will be treated as a taxable distribution to you in an aggregate amount equal to the number of shares you receive multiplied by the sum of (x) $5.14 multiplied by .96, plus (y) the average trading price of our common stock on the payment date multiplied by .04. The first factor reflects the fair market value of our outstanding shares of common stock on June 18, 2007 and September 27, 2007 when 48.25% of our outstanding shares were distributed to the Distribution Trusts (as described elsewhere herein). The second factor represents the manner in which CKX will determine the fair market value of the 2% of our outstanding shares of common stock that are currently owned by CKX, and which will be distributed directly to you by CKX pursuant hereto. The distribution will be taxable to you as dividend income, capital gains or a reduction in your tax basis in CKX stock. CKX will notify you after the end of the year of the tax attributes of the distribution to you on Internal Revenue Service, or IRS, Form 1099-DIV. See the discussion under “FEDERAL INCOME TAX CONSIDERATIONS — Federal Income Tax Consequences of the Distribution to CKX Stockholders.”

Q:	What do I have to do to receive my FX Real Estate and Entertainment shares?

A:	No action by you is required. If your CKX common or preferred shares are held in a brokerage account on the record date, shares of our common stock will be credited to that account. If you hold CKX common or preferred shares in certificated or book entry form on the record date, your ownership of our shares will be recorded in the books of our transfer agent and a statement evidencing your ownership will be mailed to you. Certificates representing our common shares will not be issued in connection with the distribution, but we may elect to issue certificates in the future. Fractional shares will not be issued.

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PROSPECTUS SUMMARY

This Prospectus Summary highlights information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including the financial data and statements and related notes and the “Risk Factors” section beginning on page 13.

FX Real Estate and Entertainment Inc. was recently organized as a Delaware corporation in preparation for the distribution.

The 19,743,349 shares of our common stock to be distributed in the distribution is equal to two-tenths of the number of shares of CKX common and preferred stock outstanding as of the record date for the distribution. As of the date of this prospectus, these shares represent 50.25% of the total number of shares of our common stock outstanding. For the purposes of calculating the number of shares and percentage of total shares of our common stock held by certain persons immediately following the distribution as disclosed throughout this prospectus, we have assumed 39,290,247 total outstanding shares of our common stock.

In this prospectus, the words “we,” “us,” “our” and similar terms collectively refer to FX Real Estate and Entertainment Inc., and each of its direct and indirect subsidiaries, including without limitation, FX Luxury Realty, LLC, BP Parent, LLC, Metroflag BP, LLC and Metroflag Cable, LLC. Some of the descriptive material in this prospectus refers to the assets, liabilities, operations, results, activities or other attributes of the historical business conducted by FX Luxury Realty and its predecessors, including BP Parent, LLC, Metroflag BP, LLC, Metroflag Cable, LLC, Metroflag Polo, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC and Metroflag Management, LLC, as if it had been conducted by us. We sometimes refer to these predecessor entities collectively herein as “Metroflag” or the “Metroflag entities.” For example, “our properties,” “our assets” or similar words have been used in historical or current contexts to describe those matters which, while attributable to FX Luxury Realty and/or the Metroflag entities, will have continuing relevance to us after the distribution.

Overview

General:

We were formed on June 15, 2007 as a Delaware corporation. Our principal place of business is 650 Madison Avenue, New York, New York 10022, and our telephone number is (212) 838-3100.

Business:

We are a newly formed company with a plan to pursue real estate and entertainment-based projects and attractions throughout the world. Through our indirect wholly owned subsidiaries, BP Parent, LLC, Metroflag BP, LLC and Metroflag Cable, LLC, we own 17.72 contiguous acres of land located at the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada, known as the Park Central Property. The Park Central Property is currently occupied by a motel and several commercial and retail tenants. We intend to pursue a hotel, casino, entertainment, retail, commercial and residential development project on the Park Central Property.

Our subsidiary, FX Luxury Realty, recently entered into license agreements with Elvis Presley Enterprises, Inc., an 85%-owned subsidiary of CKX, Inc., and Muhammad Ali Enterprises LLC, an 80%- owned subsidiary of CKX, which allow us to use the intellectual property and certain other assets associated with Elvis Presley and Muhammad Ali in the development of our real estate and other entertainment attraction based projects. We currently anticipate that the development of the Park Central Property will involve multiple elements that incorporate the Elvis Presley assets and theming. In addition, the license agreement with Elvis Presley Enterprises grants us the right to develop, and we currently intend to pursue the development of, one or more hotels as part of the master plan of Elvis Presley Enterprises, Inc. to redevelop the Graceland property and surrounding areas in Memphis, Tennessee.

In addition to our interest in the Park Central Property, our plans with respect to a Graceland-based hotel, and our intention to pursue additional real estate and entertainment based developments using the Elvis Presley and Muhammad Ali intellectual property, we, through direct and indirect wholly owned subsidiaries, own 1,410,363 shares of common stock of Riviera Holdings Corporation [AMEX:RIV], a company that owns and operates the Riviera Hotel & Casino in Las Vegas, Nevada and the Blackhawk Casino in Blackhawk, Colorado.

While we do not currently have any definitive plans or agreements with Riviera Holdings Corporation related to the acquisition of Riviera, we continue to explore an acquisition of such company.

Company Strategy:

•	Develop the Park Central Property as a Premier Entertainment Destination Resort. Our business strategy for the Park Central Property is to create a flagship property for the FX Real Estate and Entertainment brand, offering guests an exciting, interactive and multifaceted experience in a first class environment that includes entertainment, retail, gaming and residential opportunities.

•	Capitalize on Involvement of Robert F.X. Sillerman. Robert F.X. Sillerman is our Chairman and Chief Executive Officer and, after the distribution, will beneficially own approximately 30.1% of the outstanding shares of our common stock. Mr. Sillerman, directly and indirectly, owns approximately 29.3% of the outstanding equity interests in our affiliate Flag Luxury Properties, LLC, and through this ownership, has been involved in the acquisition of the properties that make up the Park Central Property. In addition, Mr. Sillerman has previously built and managed six public companies, including most recently CKX, of which he beneficially owns approximately 31% of the outstanding shares of common stock and where he continues to serve as Chairman and Chief Executive Officer and oversee the management of the Elvis Presley and Muhammad Ali brands. Upon consummation of the CKX going private transaction, Mr. Sillerman will serve as the Chairman of 19X.

•	Capitalize on the “Elvis” and “Ali” Brands. We believe that Elvis Presley and Muhammad Ali are among the most recognized and revered names in popular culture. We intend to capitalize on this global recognition through the development of Elvis Presley and Muhammad Ali themed and branded real estate-based properties and attractions throughout the world.

•	Develop Hotel(s) at Graceland. We intend to enhance the relationship with Elvis Presley Enterprises and the association between us and Elvis Presley brands through the development and operation of one or more hotels to be built as part of Elvis Presley Enterprises’ master plan to redevelop Graceland and the surrounding properties in Memphis, Tennessee.

•	Build an Experienced and Proven Management and Operating Team. In connection with our current development plans and future business opportunities, we will seek to attract, hire, retain and motivate talented management and other highly skilled employees with experience in all areas of our business, including the hotel, casino, retail and entertainment industries.

•	Leverage Our Relationship with CKX and its Senior Management Group. We expect to have a close relationship with CKX as a result of our license agreements with CKX’s subsidiaries, our shared services agreement with CKX and the dual ownership position and executive role of Mr. Sillerman. We intend to leverage this relationship by accessing CKX’s experience and expertise in branding and in developing opportunities tied to iconic brands and content, including the Elvis Presley and Muhammad Ali brands. We also intend to capitalize on the experience of CKX’s senior management group in the development of entertainment properties and maximization of entertainment assets through access and involvement afforded under our shared services agreement as we incorporate such entertainment features into our various projects and attractions. We do not expect the acquisition of CKX by 19X to have a material impact on our relationship with CKX, its management or its brands.

•	Pursue the Acquisition of Riviera Holdings Corporation. While we do not currently have any definitive plans or agreements with Riviera Holdings Corporation related to the acquisition of Riviera, we continue to explore an acquisition of such company with the goal of becoming a multi-property owner and operator in Las Vegas, Nevada.

Risks Associated with Company Strategy:

Our business plans and strategy will have certain risks, including but not limited to:

•	We have no operating history with respect to our proposed business and we may not be able to successfully implement our business strategy.

•	Our business plan is not expected to generate meaningful revenue for the foreseeable future.

•	We will need to raise substantial additional debt and/or equity financing in order to implement our business plans.

•	We are highly leveraged and our current cash flow is not sufficient to meet our current obligations.

•	We have received a “going concern opinion” from our independent registered public accounting firm expressing substantial doubt about our ability to continue as a going concern.

Strategy for Park Central Property:

•	Capitalize on Attractive and Unique Location. The Park Central Property is located on the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada. The property enjoys strong visibility with 1,175 feet of frontage on Las Vegas Boulevard (known as the strip) and 600 feet of frontage on Harmon Avenue and is situated near some of the most visited hotel casino resorts and attractions on the Las Vegas Strip. It is located directly across Las Vegas Boulevard from MGM’s CityCenter project, which is currently under construction and is the largest development project in the history of Las Vegas. We believe the proximity to MGM’s CityCenter and the concentration of other hotels/casinos and other attractions will drive significant pedestrian traffic and visitation to the area. The MGM CityCenter is also expected to serve as the home of the previously announced Elvis Presley-Cirque du Soleil show. We believe that the planned Elvis Presley-themed elements of our property and the Cirque du Soleil show will complement one another and create a focal point for Elvis Presley fans while visiting Las Vegas.

•	Launch the FX Real Estate and Entertainment Brand. We intend the Park Central Property to be our flagship property — the first of our planned large scale and multi-purpose developments and, as such, will represent the launch of FX Real Estate and Entertainment as a brand known for and synonymous with the integration of luxury real estate and premier entertainment based attractions.

•	Exploit Las Vegas Demand for Elvis Presley. Elvis Presley is regarded as one of the most important figures in the history of music and popular culture and is the entertainment name most often associated with Las Vegas. We intend to incorporate an Elvis Presley inspired theme into elements of the Park Central Property development, including an Elvis Presley-themed hotel to be built as part of the development.

•	Generate Diverse Revenue Streams from Multiple and Varied Development Features. The Park Central Property redevelopment is anticipated to incorporate a number of distinct and complementary revenue generating elements and amenities, including one or more hotel(s), casino and gaming, entertainment attractions and venues, retail stores and outlets, commercial space and residential developments. Each of these elements will provide a diverse source of revenue on its own and the multi-use nature of the property will provide a mix of diverse revenue sources within the overall project.

History of our Company and Background of the Distribution

FX Luxury Realty, LLC was formed on April 13, 2007.

On May 11, 2007, Flag Luxury Properties, LLC, a real estate development company in which Robert F.X. Sillerman beneficially owns an approximate 29.3% equity interest, contributed all of its direct and indirect membership interests in the Metroflag entities, which directly and indirectly then owned 50% of the Park Central Property, to FX Luxury Realty in exchange for membership interests therein. Following these contributions, FX Luxury Realty was a wholly-owned subsidiary of Flag Luxury Properties. The contributed Metroflag interests included a 25% ownership interest in Metroflag previously owned by affiliates of Brett Torino, which interest was previously contributed to Flag Luxury Properties by affiliates of Brett Torino in exchange for membership interests in Flag Luxury Properties.

On June 1, 2007, Flag Leisure Group, LLC, a company in which Robert F.X. Sillerman and Paul C. Kanavos each beneficially own an approximate 33% interest and which is the managing member of Flag Luxury Properties, sold to FX Luxury Realty all of its membership interests in RH1, LLC, which owns an aggregate of 418,294 shares of Riviera Holdings Corporation. On such date, Flag Luxury Properties also sold to FX Luxury Realty all of its membership interests in Flag Luxury Riv, LLC, which owns an additional 418,294 shares of Riviera Holdings Corporation. With the purchase of these membership interests, FX Luxury Realty acquired a 50% beneficial ownership interest in an option to acquire an additional 1,147,500 shares of Riviera Holdings Corporation at $23 per share.

On June 1, 2007, CKX, a company in which Mr. Sillerman beneficially owns approximately 31% of the outstanding shares of common stock, entered into and consummated agreements pursuant to which (i) CKX, through its subsidiaries Elvis Presley Enterprises (an 85%-owned subsidiary of CKX) and Muhammad Ali Enterprises (an 80%-owned subsidiary of CKX), granted licenses to FX Luxury Realty, and (ii) CKX invested $100 million in FX Luxury Realty in exchange for 50% of its outstanding common membership interests. CKX simultaneously entered into an agreement pursuant to which Mr. Sillerman, together with Simon R. Fuller, a director of CKX and the Chief Executive Officer of CKX’s subsidiary, 19 Entertainment Limited, will acquire and take CKX private in a merger transaction.

The board of directors of CKX, upon the recommendations of its special committee, approved each of these transactions on the condition that CKX distribute to its stockholders one-half of the equity it purchased in FX Luxury Realty through a distribution of shares of our common stock to allow current CKX stockholders to share directly in the continued growth and exploitation of the existing Elvis Presley and Muhammad Ali intellectual property rights and assets in the capital intensive development opportunities to be pursued by us in accordance with the terms of the license agreements with certain subsidiaries of CKX. The registration statement of which this prospectus is a part is being filed with the Securities and Exchange Commission to effect the distribution to CKX’s stockholders of such equity interest.

On June 18, 2007, CKX declared a dividend consisting of 25% of our outstanding shares of common stock. Prior to declaring the dividend, CKX formed two trusts: CKX FXLR Stockholder Distribution Trust I, or Distribution Trust I, and CKX FXLR Stockholder Distribution Trust II, or Distribution Trust II, each formed for the benefit of CKX stockholders as of the record date of the distribution. The terms of the two trusts are nearly identical and both were formed solely to hold the dividend property pending distribution to CKX stockholders on the payment date.

Upon declaration of the dividend, CKX made the following irrevocable assignments and transfers:

•	CKX irrevocably transferred and assigned a 9.5% common membership interest in FX Luxury Realty to Distribution Trust I;

•	CKX contributed a 15.5% common membership interest in FX Luxury Realty to us in exchange for shares of our common stock as a first step in the plan to accomplish the reorganization transactions; and

•	CKX irrevocably transferred and assigned our shares to Distribution Trust II.

On July 6, 2007, pursuant to an agreement entered into on May 30, 2007 just prior to CKX’s investment in FX Luxury Realty, FX Luxury Realty purchased from a third party the remaining 50% of the entities that collectively own the Park Central Property, for $180 million, which was paid in cash from borrowings and cash on hand. As a result of this acquisition and completion of the reorganization described below we own, through our subsidiaries, the entirety of the Park Central Property.

On September 26, 2007, Flag Luxury Riv, our wholly owned subsidiary, acquired 573,775 shares of common stock of Riviera Holdings Corporation for aggregate consideration of approximately $13.2 million following the exercise of its half of the Riviera option described above. The option exercise increased the aggregate number of shares of Riviera Holdings Corporation we own through our subsidiaries to 1,410,363 shares.

On September 26, 2007, CKX, Distribution Trust I and Flag Luxury Properties, LLC exchanged all of their common membership interests in FX Luxury Realty for shares of common stock of FX Real Estate and Entertainment. We refer to this exchange herein as the “reorganization.” Immediately following the reorganization, also on September 26, 2007, CKX acquired an additional $1.5 million of our common stock, and Flag Luxury Properties acquired an additional $0.5 million of our common stock, the pricing for which was based on the same valuation used at the time of CKX’s initial investment in FX Luxury Realty in June 2007. As a result of the reorganization and the purchase of the additional shares, we were owned 25.5% by CKX, 24.75 % in the aggregate by the Distribution Trust I and Distribution Trust II and 49.75% by Flag Luxury Properties.

On September 27, 2007, CKX declared a dividend consisting of 23.5% of our outstanding shares of common stock. Prior to declaring the dividend, CKX formed the CKX FXLR Stockholder Distribution Trust III, formed for the benefit of CKX stockholders as of the record date. Upon declaration of the dividend, CKX irrevocably assigned shares of our common stock representing 23.5% of the issued and outstanding shares of our common stock to the

Distribution Trust III. As a result of the distribution to the trust, CKX no longer has any interest in or control over the equity transferred to the Distribution Trust III. Distribution Trust I, Distribution Trust II and Distribution Trust III are sometimes referred to herein as the “Distribution Trusts.”

On November 30, 2007, Flag Luxury Properties LLC distributed all of its shares of our common stock, representing 49.75% of the outstanding shares of our common stock, to its members, including Messrs. Sillerman and Kanavos, and certain of its employees.

As a result of and following the transactions described above, CKX continues to own 2% of our outstanding shares of common stock (which will be distributed pursuant hereto), the Distribution Trusts own, in the aggregate 48.25% of our outstanding shares of common stock (which will be distributed pursuant hereto) and the members, and certain employees of Flag Luxury Properties own the remaining 49.75%.

On or about January 10, 2008, CKX, together with the Distribution Trusts will deliver to each CKX stockholder two shares of our common stock for every ten shares of CKX common or preferred stock held by such stockholder as of the record date for the distribution. No fractional shares of our common stock will be issued in the distribution to any CKX stockholder. Instead, any CKX stockholder otherwise entitled to a fractional share will be entitled to receive a cash payment in lieu of such fractional share. Our common stock will be listed on The NASDAQ Global Market under the symbol “FXRE.” We expect NASDAQ to list our common stock on the date of the distribution. We expect NASDAQ to authorize a “when-issued” market for our common stock between the record date and distribution date for the distribution. A market that develops for shares that will be issued in the future is referred to as a “when-issued” market. Settlements of “when-issued” trades, if any, are expected to occur at the third trading date after the distribution date. We will have no involvement in, or control over, when-issued trading. We expect regular trading to begin on The NASDAQ Global Market on the distribution date.

As soon as is commercially practicable following the distribution, we intend to offer our stockholders a right to purchase additional shares of our common stock in a rights offering on the basis of one share of our common stock for every two shares of our common stock held at the record date of the rights offering. Flag Luxury Properties, on behalf of itself and its members and employees, who collectively own 49.75% of the outstanding shares of our common stock, has agreed to waive its rights to participate in the rights offering. As a result, the only stockholders who will participate in the rights offering will be our public stockholders (including stockholders of CKX who receive shares of our common stock in the distribution and continue to own them as of the record date for the rights offering). After giving effect to the rights offering, assuming full subscription (which we expect will be guaranteed by a backstop from one or more third parties), the CKX stockholders who receive shares of our common stock in this distribution and acquire shares in the rights offering will own approximately 60% of our outstanding shares of common stock, the members and certain employees of Flag Luxury Properties will own approximately 40% of the outstanding shares of our common stock and Messrs. Sillerman and Kanavos will beneficially own approximately 30.2% and 11.7%, respectively, of our outstanding shares of common stock.

Under the terms of our license agreement with Elvis Presley Enterprises, we are required to pay a guaranteed minimum royalty payment (against royalties payable for the year in question) to Elvis Presley Enterprises of $9 million in each of 2007, 2008 and 2009, $18 million in 2010, 2011 and 2012, $22 million in each of 2013, 2014, 2015 and 2016, and increasing by 5% for each year thereafter.

Under the terms of our license agreement with Muhammad Ali Enterprises, we are required to pay a guaranteed annual minimum royalty payment (against royalties payable for the year in question) to Muhammad Ali Enterprises of $1 million in each of 2007, 2008 and 2009, $2 million in 2010, 2011 and 2012, $3 million in each of 2013, 2014, 2015 and 2016, and increasing by 5% for each year thereafter.

Organization and Relationships

The following chart illustrates the organizational structure of our principal operations upon consummation of this distribution. This chart depicts our beneficial equity owners and ownership interests in our various operations and the relationship between them.

Robert F.X.Sillerman
Paul Kanavos
Other Equity Holders
Brett Torino
Public Stockholders
30.1% (a)(b)
14.6%(a)
14.6%(a)
5.9%(c)
34.8%(b)
29.3%
29.3%
29.3%
FX Real Estate and Entertainment Inc.
ISSUER
100%
Flag Luxury Properties
$45 million preferred distribution
FX Luxury Realty, LLC
100%
100%
100%
RH1, LLC
Flag Luxury Riv, LLC
PARK CENTRAL PROPERTY
100%
100%
418,294 Riviera Shares
992,069 Riviera Shares
BP Parent, LLC
100%
100%
Metroflag BP, LLC
Metroflag Cable, LLC
RIVIERA INTERESTS
100%
100%
100%
Park Central Property Parcels 1, 2 and 3
Park Central Property Parcel 4
Park Central Property Parcels 5 and 6

(see footnotes on following page)

Organization and Relationships

Footnotes:

(a)	Includes shares of our common stock received in respect of ownership interests in Flag Luxury Properties.

(b)	The percentage of shares held by the public stockholders does not include approximately 15.5% that is included in Mr. Sillerman’s ownership percentage, which Mr. Sillerman will receive in the distribution in respect of his shares of CKX common stock.

(c)	The members of Flag Luxury Properties other than Messrs. Sillerman, Kanavos and Torino, together with certain employees of Flag Luxury Properties, own in the aggregate approximately 5.9% of our outstanding shares of common stock.

Conflicts of Interest

There are a number of conflicts of interest with respect to our ownership and operations of which you should be aware.

CKX, as a company subject to the rules of The NASDAQ Global Market, is subject to certain rules regarding “affiliated” transactions, including the requirement that all affiliated transactions be approved by a majority of the independent members of the board of directors. Based on Mr. Sillerman’s ownership interests in Flag Luxury Properties, the transactions between CKX, Flag Luxury Properties and FX Luxury Realty were deemed “affiliated” and therefore subject to the procedural requirements related to such transactions. In connection with the consideration, negotiation and approval of these transactions, the CKX board of directors appointed a special committee consisting of three independent directors to evaluate and oversee the proposed transactions and, if appropriate, to make a recommendation to CKX’s board of directors with respect to such transactions. Pursuant to authority granted by the CKX board of directors, its special committee engaged Houlihan, Lokey, Howard & Zukin, Inc., as independent financial advisor to assist and advise the special committee in its review and analysis of the transactions and to issue opinions with respect to the fairness of the terms to CKX and its unaffiliated stockholders. As such, the CKX stockholders had the benefit of this special committee process in the negotiation of the final terms of the transactions.

Because both Flag Luxury Properties and FX Luxury Realty are private companies and not subject to affiliated and related party transaction restrictions, neither company was represented by a special committee nor any independent financial advisor. As such, the fairness of the transactions between CKX, Flag Luxury Properties and FX Luxury Realty, from the point of view of Flag Luxury Properties and FX Luxury Realty, was determined by management of Flag Luxury Properties, including Messrs. Sillerman and Kanavos, each of whom has numerous conflicting interests as more fully described below.

Mr. Sillerman, our Chairman and Chief Executive Officer, has several conflicts of interest resulting from his cross-ownership and dual management responsibilities as set forth below:

•	Mr. Sillerman is the Chairman and Chief Executive Officer of CKX, Inc.

•	Mr. Sillerman is a director, executive officer and principal stockholder of 19X, Inc., which has entered into a merger agreement, as amended, to acquire and take CKX private in a merger transaction. Upon consummation of the acquisition of CKX by 19X, Mr. Sillerman will continue to serve as Chairman of that company. His employment agreement with us will allow him to commit up to 50% of his business time on behalf of 19X.

•	Under the terms of the merger agreement, as amended, between CKX and 19X the cash merger consideration to be paid for the acquisition of CKX ($13.75 per share) by 19X, of which Mr. Sillerman is a director, executive officer and principal stockholder, may be reduced by up to $2.00 per share, based on the future trading value of our common stock.

•	Mr. Sillerman currently beneficially owns approximately 31% of the outstanding common stock of CKX, approximately 29.3% of the outstanding equity of Flag Luxury Properties and, after the distributions, will beneficially own approximately 30.1% of our outstanding common stock. It is expected that Mr. Sillerman will continue to be a significant stockholder of 19X following the consummation of the acquisition of CKX by 19X.

Mr. Sillerman has also personally guaranteed a $23 million loan to our company from an affiliate of Credit Suisse.

Mr. Kanavos, our President, also has several conflicts of interest resulting from his cross-ownership and dual management responsibilities as set forth below:

•	Mr. Kanavos is expected to continue to serve as the Chairman and Chief Executive Officer of our affiliate Flag Luxury Properties. His employment agreement with us will allow him to commit up to one-third of his business time on matters pertaining to Flag Luxury Properties.

•	Mr. Kanavos beneficially owns approximately 29.3% of the outstanding equity of Flag Luxury Properties, 100,000 shares of CKX common stock and, after the reorganization transactions and the distribution, will own approximately 14.6% of our outstanding common stock.

The members of Flag Luxury Properties including Messrs. Sillerman and Kanavos, and certain of its employees, collectively own 49.75% of our outstanding common stock.

Flag Luxury Properties holds a $45 million priority preferred distribution right in FX Luxury Realty which entitles it to receive an aggregate amount of $45 million prior to any distributions of cash by FX Luxury Realty from the proceeds of certain predefined capital transactions, including the planned rights offering described above. Until the preferred distribution is paid in full, we are required to use the proceeds from certain predefined capital transactions to pay the amount then owed to Flag Luxury Properties under the priority preferred distribution. Messrs. Sillerman and Kanavos will be entitled to receive their pro rata participation, based on their ownership interest in Flag Luxury Properties, of the $45 million priority, when received by Flag Luxury Properties.

CKX owns 2% of the outstanding shares of our common stock (which will be distributed pursuant hereto). We are party to a shared services agreement with CKX, pursuant to which employees for each company, including management level employees, provide services for the other company.

We are party to license agreements with subsidiaries of CKX pursuant to which we are required to pay to such CKX subsidiaries a percentage of the net proceeds generated at our projects that incorporate the licensed intellectual property (in excess of annual guaranteed amounts). Mr. Sillerman, as our Chairman and Chief Executive Officer, will likely have control over deciding which of our properties incorporate the licensed intellectual property and therefore will be able to dictate which projects involve license payments to CKX through its subsidiaries.

We are party to a line of credit agreement with CKX, pursuant to which CKX has agreed to loan us up to $7 million, approximately $6 million of which we borrowed on September 26, 2007. Messrs. Sillerman, Kanavos and Torino have, severally but not jointly, secured the loan by pledging, pro rata, an aggregate of 972,762 shares of our common stock.

In addition to the conflicts described above, certain of our other executive officers and directors may have significant equity ownership in both our company, on the one hand, and CKX and/or Flag Luxury Properties, on the other hand.

Summary of Risk Factors:

Your ownership of our common stock will involve certain risks, including, but not limited to:

•	Our current cash flow is not sufficient to meet either our current or long-term obligations.

•	We are highly leveraged and we may have difficulty obtaining additional financing.

•	We have no operating history with respect to our proposed business, so it will be difficult for investors to predict our future success.

•	We are dependent upon the continued popularity of Elvis Presley and Muhammad Ali and attractions featuring their names, images and likenesses which may, over time, decline in popularity.

•	The concentration of ownership of our capital stock with our affiliates will limit your ability to influence corporate matters.

•	We have entered into a number of related party transactions with CKX and Flag Luxury Properties and their affiliates and may do so in the future, on terms that some stockholders may consider not to be in their best interests.

•	Our intellectual property rights may be inadequate to protect our business.

•	Our business will be subject to extensive state and local regulation, and licensing and gaming authorities will have significant control over our anticipated operations, which could have a negative effect on our business.

•	We have potential business conflicts with certain of our executive officers because of their relationships with CKX, 19X and/or Flag Luxury Properties and their ability to pursue business activities for themselves and others that may compete with our business activities.

•	At September 30, 2007, there are material weaknesses in internal control over financial reporting, including internal controls over accrual accounting, accounting for bad debts, leases, acquisitions of intangible assets, derivative financial instruments and contingencies.

•	Our hotel development, including our proposed Park Central Property redevelopment and the Graceland hotel(s), are subject to timing, budgeting and other risks which could materially adversely affect our business.

•	The failure of our Park Central Property to compete effectively against other casino and hotel facilities in Las Vegas and elsewhere could adversely affect our revenues and harm our financial condition.

•	Our ability to realize the full value of the Park Central Property may be limited by our inability to develop certain parcels in a timely enough fashion or on a cost effective basis because of several existing long-term commercial leases.

•	There has been no prior market for our common stock and the price of our common stock after this distribution may be lower than the listing price and may be volatile. We cannot assure you that a trading market for our shares will develop.

•	Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable.

The Distribution

Shares to be distributed:	19,743,349 shares, representing 50.25% of our outstanding shares of common stock as of the date of this prospectus, will be distributed to CKX’s stockholders as of the record date for the distribution.

Distribution ratio and record date:	Two shares of our common stock will be distributed for every ten shares of CKX common or preferred stock owned of record at the close of business on the record date of December 31, 2007. No fractional shares of our common stock will be issued in the distribution. Therefore, if you own as of the distribution record date either less than five shares of common or preferred stock of CKX or a number of shares of common or preferred stock of CKX not evenly divisible by five you will not receive a fractional share of our common stock in exchange for such amount below five or in excess of the last whole number achieved after dividing by five. Instead, any fractional interest otherwise issuable to you in the distribution will be “bundled” with the fractional interests of other stockholders of CKX and sold by an independent agent to be retained by us. You will be entitled to receive a pro rata cash payment from the proceeds of the sale of such bundled interests in lieu of any such fractional interest.

No payment required:	No holder of CKX shares will be required to make any payment, exchange shares or to take any other action in order to receive shares of our common stock.

Distribution date:	The distribution date will be on or about January 10, 2008.

Federal income tax consequences:	The distribution of shares of our common stock will be treated as a taxable distribution to you in an aggregate amount equal to the number of shares you receive multiplied by the sum of (x) $5.14 multiplied by .96, plus (y) the average trading price of our common stock on the payment date multiplied by .04. The first factor reflects the fair market value of our outstanding shares of common stock on June 18, 2007 and September 27, 2007 when 48.25% of our outstanding shares were distributed to the Distribution Trusts. The second factor represents the manner in which CKX will determine the fair market value of the 2% of our outstanding shares of common stock that are currently owned by CKX, and which will be distributed directly to you by CKX pursuant hereto. The distribution will be taxable to you as dividend income, capital gains or a reduction in your tax basis in CKX stock. CKX will notify you after the end of the year of the tax attributes of the distribution to you on IRS Form 1099-DIV. See the discussion under “FEDERAL INCOME TAX CONSIDERATIONS — Federal Income Tax Consequences of the Distribution to CKX Stockholders”.

Reasons for the distribution:	The distribution of the shares was agreed to in connection with CKX’s investment in FX Luxury Realty and the CKX going private transaction. As previously disclosed by CKX, the distribution is intended to allow current CKX stockholders to share directly in the continued growth and exploitation of the existing Elvis Presley and Muhammad Ali intellectual property rights and assets in the capital intensive development opportunities to be pursued by us in accordance with the terms of the license agreements with certain subsidiaries of CKX.

Listing:	There is currently no public market for our shares of common stock. Our shares of common stock will be listed on The NASDAQ Global Market under the symbol FXRE.

Summary Historical and Pro Forma Financial Data

FX Real Estate and Entertainment Inc. was recently organized as a Delaware corporation in preparation for the distribution. On September 26, 2007, holders of common membership interests in FX Luxury Realty, LLC, a Delaware limited liability company, exchanged all of their common membership interests for shares of common stock of FX Real Estate and Entertainment. Following this reorganization, FX Real Estate and Entertainment owns 100% of the outstanding common membership interests of FX Luxury Realty. We hold our assets and conduct our operations through our subsidiary FX Luxury Realty and its subsidiaries. All references to FX Real Estate and Entertainment for the periods prior to the date of the reorganization shall refer to FX Luxury Realty and its consolidated subsidiaries. For all periods as of and subsequent to the date of the reorganization, all references to FX Real Estate and Entertainment shall refer to FX Real Estate and Entertainment and its consolidated subsidiaries, including FX Luxury Realty.

Prior to May 11, 2007, the date upon which Flag Luxury Properties contributed its interests in the Metroflag entities which directly owned 50% of the Park Central Property to FX Luxury Realty, FX Luxury Realty was a company with no operations. The following summary historical data is derived from the financial statements of FX Real Estate and Entertainment, FX Luxury Realty and Metroflag (as predecessor) appearing elsewhere in this prospectus and should be read in conjunction with our consolidated financial statements and notes thereto and Metroflag’s Combined Financial Statements and Notes thereto, included elsewhere in this prospectus, as well as the information appearing in “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table sets forth certain summary historical financial information for each of: FX Real Estate and Entertainment and Metroflag (as predecessor). The table also sets forth summary pro forma financial data of FX Real Estate and Entertainment for the year ended December 31, 2006 and the nine months ended September 30, 2007, giving effect to (i) the various transactions that resulted in our acquisition of the 50% of the Metroflag entities that we did not already own on July 5, 2007 and the related financing and (ii) the impact of the license agreements we entered into with Elvis Presley Enterprises, Inc. and Muhammad Ali Enterprises LLC on June 1, 2007.

					Pro Forma
	Predecessor		FX Real Estate and Entertainment
	Metroflag		Actual	Actual
	Year Ended	January 1-	May 11-June 30,	May 11-September 30,	Year Ended	Nine Months Ended
	December 31, 2006	May 10, 2007	2007	2007	December 31, 2006	September 30, 2007
(amounts in thousands)				(unaudited)	(unaudited)

Income Statement Data:
Revenue	$5,581	$2,079	$—	$1,346	$5,581	$4,367
Operating expenses (excluding depreciation and amortization)	1,290	839	1,838	9,662	11,290	12,506
Depreciation and amortization	358	128	—	86	358	268
Operating income (loss)	3,933	1,112	(1,838)	(8,402)	(6,067)	(8,407)
Interest income (expense), net	(21,934)	(14,444)	189	(15,331)	(37,159)	(44,743)
Other (expense)	—	—	(377)	(6,358)	—	(6,358)
Loss from retirement of debt	—	(3,507)	—	—	—	(3,507)
Equity in earnings (loss) of affiliates	—	—	(4,455)	(4,969)	—	—
Minority interest	—	—	244	579	—	579
Loss from incidental operations	(22,059)	(7,790)	—	(5,113)	(22,059)	(15,900)
Net loss	(40,060)	(24,629)	(6,237)	(39,594)	(65,285)	(78,336)

FX Real Estate
and Entertainment
Actual
September 30, 2007
(amounts in thousands)

Balance Sheet Data:
Current assets	$118,529
Total assets	707,955
Current liabilities (excluding current portion of debt)	19,746
Debt	512,661
Total liabilities	533,535
Contingently redeemable stock	180
Stockholders’ equity	174,240

RISK FACTORS

Ownership of our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus. If any of the following risks and uncertainties actually occur, our business, financial condition or operating results could be harmed substantially. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Our Business

Our current cash flow is not sufficient to meet either our current or long-term obligations.

We have limited cash flow from current operations, which is insufficient to meet our current debt payment obligations. These debt payment obligations include our obligation to pay an aggregate of $10 million guaranteed license fees under our Elvis Presley and Muhammad Ali license agreements with subsidiaries of CKX. Our current cash flow is also insufficient to implement our current business plan and strategy, including the redevelopment of the Park Central Property and the development and construction of the Graceland-based hotel(s). In addition, we may be required to use a substantial portion of our future cash flow from operations to pay interest on our indebtedness, which will reduce the funds available to us for other purposes.

As a result, we will need to secure substantial capital through debt and/or equity financings in order to pay our existing obligations as they come due, including the payment of fees under our license agreements with subsidiaries of CKX, to fund the redevelopment of the Park Central Property and the development of the Graceland-based hotel(s) and otherwise implement our business strategy. Our plans regarding the size, scope and phasing of the redevelopment of the Park Central Property may change as we formulate and finalize our development plans. These changes may impact the timing and cost of the redevelopment. Because we are still in the pre-development planning stage, we have not yet prepared a definitive budget for the development, though management estimates costs of approximately $4.0 billion to redevelop the entire property. Our management has not yet estimated the costs for development and construction of the Graceland-based hotel(s), but expects these costs to be significant. We may have a limited ability to respond to changing business and economic conditions and to withstand competitive pressures due to our limited cash flow, which may affect our financial condition.

We are highly leveraged and we may have difficulty obtaining additional financing.

We are highly leveraged. As of September 30, 2007, we have $512.7 million in total consolidated indebtedness.

Due to the fact that we are currently highly leveraged, and will require substantial capital to implement our business plan, there are no guarantees that we will be able to secure such additional financing on terms that are favorable to our business or at all. Our substantial indebtedness could have important consequences for you. For example:

•	It may be difficult for us to satisfy our obligations under our existing credit facilities and our other indebtedness and contractual and commercial commitments, including the payment of fees under our license agreements with subsidiaries of CKX, and, if we fail to comply with requirements, an event of default could occur under our debt instruments and our license agreements;

•	We will be required to use a substantial portion of our cash flow from operations to pay interest on our future indebtedness, which may require us to reduce funds available for other purposes;

•	We may have a limited ability to obtain additional financing, if needed, to fund additional projects, working capital requirements, capital expenditures, debt service, general corporate or other obligations;

•	Our substantial indebtedness will increase our vulnerability to general adverse economic and industry conditions; and

•	We may be placed at a competitive disadvantage to our competitors who are not as highly leveraged.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to continue as a going concern.

Even if we are able to raise additional financing, we might not be able to obtain it on terms that are not unduly expensive or burdensome to us or disadvantageous to our existing stockholders.

Even if we are able to raise additional cash or obtain financing through the public or private sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or short-term loans, the terms of such transactions may be unduly expensive or burdensome to us or disadvantageous to our existing stockholders. For example, we may be forced to sell or issue our securities at significant discounts to market, or pursuant to onerous terms and conditions, including the issuance of preferred stock with disadvantageous dividend, voting or veto, board membership, conversion, redemption or liquidation provisions; the issuance of convertible debt with disadvantageous interest rates and conversion features; the issuance of warrants with cashless exercise features; the issuance of securities with anti-dilution provisions; the issuance of high-yield securities and bank debt with restrictive covenants and security packages; and the grant of registration rights with significant penalties for the failure to quickly register. If we raise debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations.

The first $85 million of proceeds from any equity financings we complete are to be allocated for the payment of certain of our current obligations, none of which relate to our redevelopment of the Park Central Property or development of the Graceland-based hotel(s).

If and when we complete any equity financings, the first $85 million in proceeds will be allocated to pay our current obligations, including payment of the $45 million priority distribution to Flag Luxury Properties, repayment of the $23 million loan from an affiliate of Credit Suisse, repayment of the $1 million owed to Flag Luxury Properties, repayment of any amounts owed under the $7 million line of credit from CKX (of which $6 million is outstanding as of September 30, 2007) and payment of the initial $10 million aggregate guaranteed license fees (plus accrued interest thereon) due under our Elvis Presley and Muhammad Ali license agreements with subsidiaries of CKX. Unless and until we complete equity financings with net proceeds in excess of $85 million, we will not be able to use equity proceeds to fund our redevelopment of the Park Central Property or development of a Graceland-based hotel(s).

For example, as soon as commercially practicable following the distribution, we anticipate initiating a rights offering to our stockholders who receive shares of our common stock in the distribution and own them on the record date of the rights offering. The first $85 million of net proceeds from this anticipated rights offering would be allocated to satisfy the obligations described above. The anticipated rights offering, if initiated and completed, will not obviate the need to obtain additional financing to execute our business plan. The number of shares of our common stock to be sold in the anticipated rights offering and the subscription price for these shares have not yet been determined. A registration statement relating to the subscription rights and the underlying shares of our common stock has not yet been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. The offering will be made only by means of a prospectus. The foregoing summary of the anticipated rights offering shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Failure to comply with the terms of our secured credit facilities may lead to acceleration of indebtedness and foreclosure on the collateral securing our indebtedness, including the Park Central Property.

Our credit facilities are secured by certain of our real property and impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things, incur additional indebtedness. Our ability to comply with these restrictions and covenants may be affected by events beyond our control. A breach of any of the covenants contained in our secured credit facilities or our inability to comply with the required financial ratios could result in the lenders accelerating our payment obligations under these secured credit facilities or an event of default, which would allow the lenders to foreclose on the liens on certain of the real property or other assets securing the credit facilities, including the Park Central Property. We would not be able to pay the amounts owed under the credit facilities if our obligations thereunder were accelerated by the lender and we cannot assure you that we would be able to refinance any such indebtedness on commercially reasonable terms, or at all.

Our independent registered public accounting firm has rendered a report expressing substantial doubt as to our ability to continue as a going concern.

Our independent registered public accounting firm has issued an audit report dated August 23, 2007 in connection with the audit of the consolidated financial statements of FX Luxury Realty as of June 30, 2007 and for the period from May 11, 2007 through June 30, 2007 that includes an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern due to our need to secure additional capital in order to pay obligations as they become due. If we are not able to obtain additional debt and/or equity financing or fail to implement our proposed development projects, then we may not be able to continue as a going concern and you could lose all of the value of our common stock.

Because the historical financial statements and financial information of our predecessors are not representative of our business plans going forward or indicative of our planned future operating and financial results, they should not be relied upon.

This prospectus includes historical financial statements and pro forma financial information of our predecessors based on their historical businesses and operations. Our predecessors’ derived revenue primarily from commercial leasing activities on the properties comprising the Park Central Property. Due to the fact that our business plan going forward involves a phased redevelopment of the Park Central Property, we will cease engaging in these commercial leasing activities as our development projects are implemented. As such, the historical financial statements and pro forma financial information of our predecessors included in this prospectus are not representative of our planned business going forward or indicative of our future operating and financial results. These financial statements should not be relied upon by you to evaluate our business and financial condition going forward.

We have no operating history with respect to our proposed business, so it will be difficult for investors to predict our future success.

We were incorporated on June 15, 2007 and have no significant existing operations or history operating our proposed business as an integrated company. Members of our senior management have limited experience with the construction and operation of hotels and other real estate projects of the magnitude contemplated by our business plan. In addition, members of our senior management have no experience in the gaming industry. Furthermore, we have no development agreements or gaming licenses to operate our proposed business. As a result, there is no guarantee that we will be able to successfully implement our proposed business plan. You must consider our business and prospects in light of the risks and difficulties we will encounter as a company with no operating history and senior management with limited experience in our proposed business. If we are unable to successfully address these risks and difficulties, our business and operating results could be materially adversely affected.

Our operations will be subject to the significant business, economic, regulatory and competitive uncertainties and contingencies frequently encountered by new businesses in competitive environments, many of which are beyond our control. Because we have no operating history in our proposed business, it may be more difficult for us to prepare for and respond to these types of risks and the risks described elsewhere in this prospectus than for a company with an established business and operating cash flow. Our failure to manage these risks successfully could negatively impact our operations.

Because we may be entirely dependent upon a limited number of properties for all of our cash flow, we will be subject to greater risks than a company with more operating properties.

We expect to have a limited number of material assets or operations. As a result, we likely will be entirely dependent upon the Park Central Property and the first of the Graceland hotel(s) for all of our cash flow for the foreseeable future. Neither the Park Central Property nor the Graceland hotel(s) will generate any significant revenue for us until development thereof is at least partially completed and operating, which is not expected until the second quarter of 2012 for the Park Central Property and an as of yet to be projected date for the first Graceland hotel.

Given that our operations initially will primarily focus on the properties in Las Vegas and Memphis, we will be subject to greater degrees of risk than a company with multiple operating properties. The risks to which we will have a greater degree of exposure include the following:

•	local economic and competitive conditions;

•	worker shortages;

•	inaccessibility due to inclement weather, road construction or closure of primary access routes;

•	changes in local and state governmental laws and regulations, including gaming laws and regulations;

•	natural and other disasters;

•	an increase in the cost of electrical power, particularly for Las Vegas as a result of, among other things, power shortages in California or other western states with which Nevada shares a single regional power grid;

•	water shortages in Las Vegas as a result of, among other things, population growth in Southern Nevada;

•	a decline in the number of visitors; and

•	a decrease in gaming and non-gaming activities in general.

Any of the factors outlined above could negatively affect our ability to generate sufficient cash flow to meet our operating needs and to make payments on our debt and on borrowings under our credit facilities or to make payments under our license agreements with certain subsidiaries of CKX.

We are dependent upon the continued popularity of Elvis Presley and Muhammad Ali and attractions featuring their names, images and likenesses which may, over time, decline in popularity.

We will rely substantially upon the continued popularity of Elvis Presley and Muhammad Ali and the market for attractions and venues that exploit their names, images and likenesses. Any tarnishing of the public image of Elvis Presley or Muhammad Ali could materially negatively impact our business and results of operations. Because CKX owns and controls the names, images and likenesses of Elvis Presley and Muhammad Ali, their continued popularity could be materially impacted by the manner in which CKX operates its businesses with respect thereto, including in seeking out third parties to whom to license the rights to use such names, images, likenesses and other related intellectual property. Moreover, as the life, times and achievements of Elvis Presley and Muhammad Ali grow more distant in our past, their popularity may decline. If the public were to lose interest in either Elvis Presley or Muhammad Ali or form a negative impression of them, our business, operating results and financial condition would be materially and adversely affected.

The concentration of ownership of our capital stock with our affiliates will limit your ability to influence corporate matters.

After giving effect to the distributions, Robert F.X. Sillerman, our Chairman and Chief Executive Officer, and Paul C. Kanavos, our President, will beneficially own approximately 30.1% and 14.6% of our outstanding capital stock, respectively, members of Flag Luxury Properties (including Messrs. Sillerman and Kanavos) and certain of its employees will beneficially own an aggregate of 49.75% of our outstanding capital stock, and our executive officers and directors together will beneficially own approximately 64.9% of our outstanding capital stock. Our affiliates, officers and directors will therefore have the ability to influence our management and affairs and the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to our charter, approval of any equity-based employee compensation plan and any merger, consolidation or sale of all or substantially all of our assets. As a result of this concentrated control, unaffiliated stockholders of us will not have the ability to meaningfully influence corporate matters and, as a result, we may take actions that our unaffiliated stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

There are conflicts of interest in our relationship with CKX and its affiliates, which could result in decisions that are not in the best interests of our stockholders.

There are conflicts of interest in our current and ongoing relationship with CKX and its affiliates. These conflicts include:

•	We are party to a shared services agreement with CKX pursuant to which employees of each company, including members of senior management, provide services for each other;

•	We are also party to two license agreements with subsidiaries of CKX related to our right to use certain Elvis Presley and Muhammad Ali intellectual property; and

•	We maintain a $7 million line of credit with CKX under which we have borrowed $6 million through September 30, 2007.

Because of the leverage that CKX has in negotiating with us, these agreements may not be as beneficial to our stockholders as they would be if they were negotiated at arms’ length and we cannot guarantee that future arrangements with CKX will be negotiated at arms’ length. For additional information concerning these agreements, please see “Certain Relationships” beginning on page 94 of this prospectus.

There are conflicts of interest in our relationship with Flag Luxury Properties and its affiliates, which could result in decisions that are not in the best interests of our stockholders.

There are conflicts of interest in our current and ongoing relationship with Flag Luxury Properties and its affiliates. These conflicts include:

•	The members of Flag Luxury Properties and certain of its employees own in the aggregate 49.75% of the outstanding shares of our common stock;

•	Certain of our employees, including Mr. Kanavos, our President, are permitted to devote a portion of their time to providing services for or on behalf of Flag Luxury Properties.

•	Flag Luxury Properties holds a $45 million priority preferred distribution right in FX Luxury Realty which entitles it to receive an aggregate amount of $45 million prior to any distributions of cash by FX Luxury Realty from the proceeds of certain predefined capital transactions. Until the preferred distribution is paid in full, we are required to use the proceeds of certain predefined capital transactions to pay the amount then owed to Flag Luxury Properties.

Because of the leverage that Flag Luxury Properties has in negotiating with us, these agreements may not be as beneficial to our stockholders as they would be if they were negotiated at arms’ length and we cannot guarantee that future arrangements with Flag Luxury Properties will be negotiated at arms’ length. For additional information concerning these agreements, please see “Certain Relationships” beginning on page 94 of this prospectus.

We have potential business conflicts with certain of our executive officers because of their relationships with CKX, 19X and/or Flag Luxury Properties and their ability to pursue business activities for themselves and others that may compete with our business activities.

Potential business conflicts exist between us and certain of our executive officers, including Messrs. Sillerman and Kanavos, in a number of areas relating to our past and ongoing relationships, including:

•	Mr. Sillerman’s cross-ownership and dual management responsibilities relating to CKX, 19X, Flag Luxury Properties and us;

•	Mr. Sillerman will benefit if the value of our common stock appreciates during the applicable measurement period under the CKX-19X merger agreement because his affiliate, 19X, will pay less cash merger consideration per share to the CKX stockholders in the going private transaction;

•	Mr. Kanavos’ cross-ownership and dual management responsibilities relating to Flag Luxury Properties and us;

•	Employment agreements with certain of our executive officers specifically provide that a certain percentage of their business activities may be devoted to Flag Luxury Properties, CKX or 19X;

•	Messrs. Sillerman and Kanavos will be entitled to receive their pro rata participation, based on their ownership in Flag Luxury Properties, of the $45 million priority distribution of cash from the proceeds of certain predefined capital transactions when received by Flag Luxury Properties; and

•	Mr. Sillerman’s involvement in decisions related to which properties incorporate the CKX intellectual property and therefore require license payments under our license agreements with CKX subsidiaries.

We may not be able to resolve any potential conflicts with these executive officers. Even if we do so, however, because of their ownership interest in us, these executive officers will have leverage with negotiations over their performance that may result in a resolution of such conflicts that may be less favorable to us than if we were dealing with another third party.

We have entered into a number of related party transactions with CKX and Flag Luxury Properties and their affiliates and may do so in the future, on terms that some stockholders may consider not to be in their best interests.

We are a party to a shared services agreement with CKX, pursuant to which employees for each company, including management level employees, provide services for the other company. In addition, certain of our employees, including Mr. Kanavos, our President, are permitted to devote a portion of their time providing services for or on behalf of Flag Luxury Properties. We have also entered into licensing agreements with two subsidiaries of CKX pursuant to which we are required to pay to such CKX subsidiaries a percentage of the net proceeds generated at our projects that incorporate the licensed intellectual property (in excess of annual guaranteed amounts).

CKX, as a company subject to the rules of The NASDAQ Global Market, is subject to certain rules regarding “affiliated” transactions, including the requirement that all affiliated transactions be approved by a majority of the independent members of the board of directors. Based on Mr. Sillerman’s ownership interests in Flag Luxury Properties, the transactions between CKX, Flag Luxury Properties and our company were deemed “affiliated” and therefore subject to the procedural requirements related to such transactions. Because we were a private company at the time we entered into these transactions, and Flag Luxury Properties remains a private company, and not subject to affiliated and related party transaction restrictions, neither Flag Luxury Properties or our company was represented by a special committee or any independent financial advisor in the negotiation and review of the transactions with CKX. As such, the fairness of the transactions between CKX, Flag Luxury Properties and FX Luxury Realty, from the point of view of Flag Luxury Properties and our company, was determined by management of Flag Luxury Properties, including Messrs. Sillerman and Kanavos, each of whom has numerous conflicting interests relating to their cross-ownership and managerial roles in the various entities. Based on these conflicting interests, some stockholders may not consider these transactions to be in the best interest of our stockholders.

Our intellectual property rights may be inadequate to protect our business.

Our business is highly dependent upon the licensing of certain intellectual property rights, including the rights to the names, images, and likenesses of Elvis Presley and Muhammad Ali. We have secured the right to use the name, image, and likeness of Elvis Presley pursuant to a licensing agreement with Elvis Presley Enterprises, Inc., a subsidiary of CKX, and the rights to use the name, image and likeness of Muhammad Ali pursuant to a license agreement with Muhammad Ali Enterprises LLC, also a subsidiary of CKX. If we violate the terms of either license agreement, including if we fail to pay the license fees when due under the license agreements, or the license agreements are terminated or we otherwise lose the right to use the name, image, and likeness of Elvis Presley or Muhammad Ali, our business, operating results and financial condition would be materially adversely affected.

In addition, we are highly dependent on CKX to protect the intellectual property rights associated with the names, images and likenesses of Elvis Presley and Muhammad Ali. If CKX does not or cannot protect these intellectual property rights against infringement or misappropriation by third parties (whether for legal reasons or for business reasons relating, for example, to the cost of litigation), our business may be materially adversely affected.

If we lose the services of our key personnel, including Robert F.X. Sillerman, Paul Kanavos, Barry Shier and certain other executives of CKX and Flag Luxury Properties, our business would suffer.

Our performance is dependent on the continued efforts of our executive officers, including Robert F.X. Sillerman, Paul Kanavos and Barry Shier, with whom we will have employment agreements, and certain other executives of CKX, including Thomas P. Benson, the Chief Financial Officer of CKX, who provide services to us pursuant to the shared services agreement between us and CKX. Under the employment agreements we intend to enter into with Messrs. Sillerman and Kanavos, they will be required to devote not less than one-half and two-thirds of their business related time to our company, respectively. We will also enter into an employment agreement with Mr. Benson to become our Chief Financial Officer, which will allow Mr. Benson to devote up to one-third of his business time on matters not pertaining to our business. The loss of the services of any of our executive officers or other key employees could adversely affect our business.

The termination of the shared services agreement with CKX could materially adversely affect our business.

Our shared services agreement with CKX can be terminated by us or CKX, in the event that the independent directors of CKX determine that the terms of the shared services agreement no longer evidences arms’ length terms or meet the standards of such company for affiliated transactions. The termination of the shared services agreement with CKX could adversely affect our business because we would lose access to certain employees of CKX and we would be forced to replace their services with either newly retained employees or consultants on terms that may be less favorable than the shared services agreement. Under such circumstances, any delay in the provision of these services could adversely affect our business.

Our business may be harmed if we are not able to hire and retain enough additional management and other personnel to manage our growth.

We will need to attract, hire and retain talented management and other highly skilled employees with experience and expertise in all areas of our business to be successful. Competition for employees in the hotel, casino and entertainment industry is highly competitive. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future. If we are not able to hire and retain key employees our business and financial condition could be harmed.

Our executive officers will be free to compete against us upon termination of their employment.

Each of our executive officers will be party to an employment agreement with us, which will generally restrict them from competing against us during their employment. However, upon termination of employment, our executive officers will be free to compete against us. Therefore, if any of our former executive officers were to compete against us, our business could be adversely affected.

Terrorism and the uncertainty of war, as well as other factors affecting discretionary consumer spending, may harm our future operating results.

The strength and profitability of our business will depend on consumer demand for hotel casino resorts in general. Changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere, had a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which terrorist and anti-terrorist activities may affect us, directly or indirectly, in the future. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel and business conventions could significantly harm our operations. In particular, because we expect that our business will rely heavily upon customers traveling by air to Las Vegas, both domestically and internationally, factors resulting in a decreased propensity to travel by air, like the terrorist attacks of September 11, 2001, could have a negative impact on our future operations.

In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, may negatively impact our business. Negative changes in factors affecting discretionary spending could reduce customer demand for the products and services we will offer, thus imposing practical limits on pricing and harming our operations.

We are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

We may be required to incur significant costs and expend significant funds to comply with environmental requirements, such as those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Under these and other environmental requirements, we, as an owner and/or operator of property, may be required to investigate and clean up hazardous or toxic substances or chemical releases at that property. As an owner or operator, we could also be held responsible to a governmental entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination.

These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The liability under environmental laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. The costs of investigation, remediation or removal of contaminants may be substantial, and the presence of contaminants, or the failure to remediate a property properly, may impair our ability to rent or otherwise use our property.

Our hotel development, including our proposed Park Central Property redevelopment and the Graceland hotel(s), are subject to timing, budgeting and other risks which could materially adversely affect our business.

We intend to develop hotels as part of our redevelopment of the Park Central Property and adjacent to Graceland in Memphis, Tennessee and other properties as suitable opportunities arise, taking into consideration the general economic climate. New project development has a number of risks, including risks associated with:

•	construction delays or cost overruns that may increase project costs;

•	construction defects or noncompliance with construction specifications;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	so-called acts of God such as earthquakes, hurricanes, floods or fires that could delay the development of a project;

•	the availability and cost of capital and/or debt financing; and

•	governmental restrictions on the nature or size of a project or timing of completion.

Any one of these risks could cause one of our development projects to be completed behind schedule or over budget.

Our subsidiaries will need to recruit a substantial number of new employees before our Las Vegas and Memphis project(s) open, which they may or may not be able to do, and these employees may seek unionization, either of which could materially adversely affect our financial performance.

Our subsidiaries will need to recruit a substantial number of new employees before our Las Vegas and Memphis projects open and the employees in Las Vegas and Memphis may seek union representation. We cannot be certain that our subsidiaries will be able to recruit a sufficient number of qualified employees. In addition, any employees that we or our subsidiaries might employ could also seek to collectively negotiate the terms and conditions of their employment. Unionization, pressure to unionize or other forms of collective bargaining could increase our labor costs.

We continue to explore opportunities to develop additional related businesses that could have an adverse impact on our business if unsuccessful.

We continue to explore opportunities to develop additional related businesses in Las Vegas and other markets. Any acquisition, investment or development could be expensive, disrupt our ongoing business, distract our management and employees and/or adversely affect our financial results. There is, and we expect that there will continue to be, significant competition for acquisitions of gaming and hotel properties in Las Vegas and other markets. This competition may result in the increase in the price we would be required to pay to acquire desirable properties. If we pay higher prices, our profitability may be reduced. Moreover, we may expend a substantial amount of time and capital pursuing acquisitions that we do not consummate, which could adversely affect our business, financial condition and results of operations.

The expansion of our operations may place a significant strain on our management, financial and other resources. Our ability to manage future growth will depend upon our ability to monitor operations, control costs and maintain effective quality controls and expand our management, technology and accounting systems, all of which will result in higher operating costs. In addition, any expansion of our business through acquisition, investment or development would likely require us to obtain additional financing and/or consent from the lenders under our credit facilities. Acquisitions also may present other risks, such as exposing our company to potential unknown liabilities associated with acquired businesses and potential difficulties and uncertainties of successfully integrating the acquired businesses with our other then businesses. Any acquisition or development may not be successful in achieving our desired strategic objectives, which also would cause our business to suffer.

At September 30, 2007, there are material weaknesses in internal control over financial reporting, which, if we are unable to remediate, may cause investors to lose confidence in the reliability of our financial statements, resulting in a decline in the price of our shares of common stock.

As a result of the distribution, we will become subject to reporting and other obligations under the Securities and Exchange Act of 1934, as amended, and Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires us to assess and attest to the effectiveness of our internal control over financial reporting and requires our independent registered public accounting firm to opine as to the effectiveness of our internal controls over financial reporting. Our independent registered public accounting firm has informed us that we have material weaknesses in internal controls. At September 30, 2007, there are material weaknesses in internal control over financial reporting, including internal controls over accrual accounting, accounting for bad debts, leases, acquisitions of intangible assets, derivative financial instruments and contingencies. We are working with our independent legal, accounting and financial advisors to identify those areas in which changes need to be made to our financial and management control systems to remediate these material weaknesses and manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and internal control over financial reporting and accounting systems. These reporting and other obligations will place significant demands on our management, administrative and operational resources, including accounting resources.

We anticipate that we will need to hire additional tax, accounting and finance staff. We are reviewing the adequacy of our systems, financial and management controls, and reporting systems and procedures, and we intend to make any necessary changes. We believe the cost of these replacement services will result in an increase in total annual stand-alone selling, general and administrative, compensation and benefits and insurance expenses in fiscal 2007. In addition, we estimate that we will incur substantial costs to implement the assessment of controls and public reporting mandated by the Sarbanes-Oxley Act of 2002, including Section 404 thereunder. We cannot assure you that our estimates are accurate or that our transition to public reporting will progress smoothly, which could adversely impact our results. Moreover, our stand-alone expenses may increase. If we are unable to upgrade our financial and management controls, reporting systems and procedures in a timely and effective fashion, we may not be able to satisfy our obligations as a public company on a timely basis and may cause investors to lose confidence in the reliability of our financial statements, which could cause the price of our shares of common stock decline.

Risks Associated with Redevelopment of the Park Central Property

The failure of our Park Central Property, following the redevelopment, to compete effectively against other casino and hotel facilities in Las Vegas and elsewhere could adversely affect our revenues and harm our financial condition.

Las Vegas Casino/Hotel Competition.  The casino/hotel industry is highly competitive. Hotel casinos located in Las Vegas compete with other Las Vegas hotels and casinos on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment, theme and size. Our proposed casino and hotel on the Park Central Property will also compete with a large number of other hotels, motels and convention centers located in and near Las Vegas, as well as other resort and convention destinations.

According to the Las Vegas Convention and Visitors Authority, there were approximately 132,600 hotel rooms in Las Vegas as of December 31, 2006. Currently, there are approximately 30 major gaming properties located on or near the Las Vegas Strip, approximately ten additional major gaming properties in the downtown area and many additional gaming properties located in other areas of Las Vegas. Competitors of ours will include resorts on the Las Vegas Strip, among which are Bally’s Las Vegas, The Bellagio, Caesars Palace, Excalibur, Harrah’s Las Vegas Hotel and Casino, Luxor Hotel and Casino, Mandalay Bay Resort & Casino, MGM Grand Hotel and Casino, The Mirage, The Monte Carlo Hotel and Casino, New York-New York Hotel and Casino, Paris Las Vegas, Wynn Las Vegas, Treasure Island, Planet Hollywood Resort and Casino and The Venetian, and resorts off the Las Vegas Strip, such as Las Vegas Hilton, The Palms Casino Resort and Rio All-Suite Hotel & Casino. Many of our competitors have established gaming operations, are subsidiaries or divisions of large public companies, have multiple hotel and casino properties with significantly longer operating histories and customer followings and have greater financial and other resources than we do.

Other Competition.  Our proposed Park Central Property casino and hotel will also compete, to some extent, with other hotel and casino facilities in Nevada and in Atlantic City, with riverboat gaming facilities in other states, with hotel/casino facilities elsewhere in the world, with state lotteries and with Internet gaming. In addition, certain states recently have legalized, and others may or are likely to legalize, casino gaming in specific areas. Passage of the Indian Gaming Regulatory Act in 1988 has led to rapid increases in Native American gaming operations. Also, the California Constitution was amended in 2000 to allow federally recognized Native American tribes that have a ratified compact with the State of California to conduct and operate slot machines, lottery games and banked and percentage card games on Native American land in California. As a result, casino-style gaming on tribal lands in California has become a significant competitive force. The proliferation of Native American gaming in California could have a negative impact on our business and financial condition. The proliferation of gaming activities in other areas could significantly harm our business as well. In particular, the legalization of casino gaming in or near metropolitan areas, such as New York, Los Angeles, San Francisco and Boston, from which we intend to attract customers, could have a substantial negative effect on our business.

Our ability to realize the full value of the Park Central Property may be limited by our inability to develop certain parcels in a timely enough fashion or on a cost effective basis because of several existing long-term commercial leases.

We have several long-term commercial leases on certain of the parcels that comprise the Park Central Property that expire no sooner than 2011, 2012, 2013, 2045 and 2059. Although certain of these leases allow us to build on top of and around a tenant or to build improvements on, over or under other portions of the property not occupied by a tenant, it may not be feasible to do so because of excessive costs or engineering limitations or both. In addition, for those parcels on which we have no right to build, we would need to reach agreements with the existing tenants as to the early termination of the existing leases or relocation of the establishments in question in order to proceed with the development of such parcels. There is no guarantee that we would be able to reach agreement as to any such early terminations and/or relocations or that such terminations and/or relocations can be done on a cost effective basis. As such, we may not be able to develop these parcels in a timely enough fashion or on a cost effective basis to realize the full value of the Park Central Property.

Due to the preliminary basis of our redevelopment plans for the Park Central Property, our plans regarding the size, scope and phasing of the redevelopment may change. These changes may impact the timing and cost of the redevelopment and our ability to realize the full value of the Park Central Property.

There are significant risks associated with major construction projects that may substantially increase the costs of the redevelopment or prevent completion of our redevelopment plans on schedule.

Major construction projects of the scope and scale of our proposed Park Central Property entail significant risks, including:

•	shortages of materials or skilled labor;

•	unforeseen engineering, environmental and/or geological problems;

•	work stoppages;

•	difficulties in obtaining licenses, permits and authorizations;

•	weather interference;

•	unanticipated cost increases; and

•	unavailability of construction equipment.

Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits and authorizations from regulatory authorities could increase the total cost, delay or prevent the construction or opening or otherwise affect the design and features of our proposed Park Central Property casino and hotel.

We anticipate that only some of the subcontractors engaged by the contractor to perform work and/or supply materials in connection with the redevelopment of the Park Central Property will post bonds guaranteeing timely completion of a subcontractor’s work and payment for all of that subcontractor’s labor and materials. We cannot assure you that these bonds will be adequate to ensure completion of the work.

We cannot assure you that the proposed construction and redevelopment will commence on schedule or at all, or that construction costs for the construction and redevelopment will not exceed our preliminary estimated amounts. Failure to complete the construction and redevelopment on schedule or the incurrence of significant costs beyond estimated amounts may have a significant negative effect on our ability to continue as a going concern.

Simultaneous redevelopment of our Park Central Property and construction of an Elvis Presley-themed hotel in Memphis may negatively effect our business and operations by stretching management time and resources.

Our Park Central Property redevelopment plan is scheduled to commence in the first quarter of 2009, and we may pursue development of an Elvis Presley-themed hotel in Memphis, Tennessee in the same time period. If both projects are being built simultaneously, members of our senior management will be involved in planning and developing both projects. Developing the projects simultaneously may divert management resources from the construction and/or opening of these projects. Management’s inability to devote sufficient time and attention to either project may delay the construction or opening of both projects. This type of delay could have a negative effect on our business and operations.

Our business will be subject to extensive state and local regulation, and licensing and gaming authorities have significant control over our operations, which could have a negative effect on our business.

The opening and operation of the proposed casino on our Park Central Property will be contingent upon our receipt from and maintenance with the State of Nevada and Clark County of a number of regulatory licenses, permits, approvals, registrations, findings of suitability, orders and authorizations, including gaming licenses, none of which we have applied for yet given the preliminary stage of the redevelopment of the Park Central Property. The timing of such applications will be made as necessary in accordance with the governing local and state laws and regulations. Further, pursuing an acquisition of Riviera Holdings Corporation will also require us to seek from

Nevada and Colorado a number of regulatory licenses, approvals, registrations, findings of suitability and gaming licenses.

The laws, regulations and ordinances requiring these licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations. The scope of the approvals required to open and operate a hotel and casino is extensive. Failure to obtain or maintain the necessary approvals could prevent or delay the completion or opening of all or part of our hotel and casino or otherwise affect the design and features of our proposed Park Central Property casino. We do not currently hold any state and local licenses and related approvals necessary to conduct gaming operations in Nevada and Colorado and we cannot be certain that we will obtain at all, or on a timely basis, all required approvals and licenses. Failure to obtain or maintain any of the required gaming approvals and licenses could significantly impair our financial position and results of operations.

The respective gaming commissions of Nevada and Colorado may, in their discretion, require the holder of any securities we issue, including the common stock distributed pursuant to this prospectus, to file applications, be investigated and be found suitable to own our securities if it has reason to believe that the security ownership would be inconsistent with the declared policies of their state.

Nevada, Colorado and local regulatory authorities have broad powers to request detailed financial and other information, to limit, condition, suspend or revoke a registration, gaming license or related approval and to approve changes in our operations. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied. The suspension or revocation of any license which may be granted to us or the levy of substantial fines or forfeiture of assets could significantly harm our business, financial condition and results of operations. Furthermore, compliance costs associated with gaming laws, regulations and licenses are significant. Any change in the laws, regulations or licenses applicable to our business or a violation of any current or future laws or regulations applicable to our business or gaming license could require us to make substantial expenditures or could otherwise negatively affect our gaming operations.

In the event that any of our senior executives, directors or key employees are unable to obtain a gaming license and approval from the Nevada Gaming Authorities, they will be terminated, and we will not benefit from their experience and expertise.

As a condition to commencing and continuing our proposed gaming operations in Nevada, no person may become an officer, director or key employee of ours without first obtaining licenses and approvals from the Nevada Gaming Authorities. If the Nevada Gaming Authorities were to find an officer, director or key employee of ours unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. The loss of the services of one or more of our officers, directors or key employees under such circumstances may have an adverse effect on our operations and business.

Our casino business is expected to rely on customers to whom we may extend credit, and we may not be able to collect gaming receivables from our credit players.

We intend to conduct our gaming activities on a credit as well as a cash basis. Table games players typically will be extended more credit than slot players, and high-stakes players typically will be extended more credit than patrons who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a positive or negative impact on cash flow and earnings in any particular quarter.

We intend to extend credit to those customers whose level of play and financial resources warrant an extension of credit in the opinion of management.

While gaming debts evidenced by a credit instrument, including what is commonly referred to as a “marker,” and judgments on gaming debts are enforceable under the current laws of Nevada, and judgments on gaming debts are enforceable in all states under the Full Faith and Credit Clause of the United States Constitution, other jurisdictions may determine that direct enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the United States of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from U.S. courts are not binding on the courts of many foreign nations. We cannot assure you that we will be able to collect the full amount of gaming debts owed to us by international customers, even in jurisdictions that enforce gaming debts. Our inability to collect gaming debts could have a significant negative impact on our operating results.

Risks Related to Our Common Stock

There has been no prior market for our common stock and the price of our common stock after this distribution may be lower than the listing price and may be volatile. We cannot assure you that a trading market for our shares will develop.

There has been no prior trading market for our common shares and we cannot predict the price at which our common shares will trade after the distribution or whether a trading market for our shares will develop. Our share price will be established by the public markets. We expect that our common shares may begin to trade in the public markets on a “when issued” basis on or about the record date. However, if no regular trading market develops for our common shares, you may not be able to sell your shares at what you consider to be a fair price or at all. The market price of our shares may fluctuate significantly and will be influenced by many factors beyond our control.

As construction of our proposed developments progress, developments in construction may cause fluctuation in the price of our common stock. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could negatively affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

Substantial amounts of our common stock and other equity securities could be sold in the near future, which could depress our stock price.

Before this distribution, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time.

All of the outstanding shares of common stock belonging to officers, directors and other affiliates are currently “restricted securities” under the Securities Act. We expect that up to 26,470,845 shares of these restricted securities will be eligible for sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act, or otherwise. Sales of a significant number of these shares of common stock in the public market or the appearance of such sales could reduce the market price of our common stock and could negatively impact our ability to sell equity in the market to fund our business plans. In addition, we expect that we will be required to issue a large amount of additional common stock and other equity securities as part of our efforts to raise capital to fund our development plans. The issuance of these securities could negatively effect the value of our stock.

We do not anticipate paying dividends on our common stock in the foreseeable future, and the lack of dividends may have a negative effect on our stock price.

We currently intend to retain our future earnings to support operations and to finance expansion and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, the terms of our credit facilities prohibit, and the terms of any future debt agreements we may enter into are likely to prohibit or restrict, the payment of cash dividends on our common stock.

Our issuance of additional shares of our common stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.

Our issuance of shares of preferred stock, or options or warrants to purchase those shares, could negatively impact the value of your shares of common stock as the result of preferential voting rights or veto powers, dividend rights, disproportionate rights to appoint directors to our board, conversion rights, redemption rights and liquidation provisions granted to preferred stockholders, including the grant of rights that could discourage or prevent the distribution of dividends to you, or prevent the sale of our assets or a potential takeover of our company that might otherwise result in you receiving a distribution or a premium over the market price for your common stock.

We are entitled, under our certificate of incorporation to issue up to 300 million common and 75 million “blank check” preferred shares. After taking into consideration our outstanding common and preferred shares as of December 31, 2007, we will be entitled to issue up to 260,209,753 additional common shares and 75 million preferred shares. Our board may generally issue those common and preferred shares, or options or warrants to purchase those shares, without further approval by our stockholders based upon such factors as our board of directors may deem relevant at that time. Any preferred shares we may issue shall have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions.

As soon as is commercially practicable following the distribution, we intend to offer our stockholders a right to purchase additional shares of our common stock in a rights offering. Although Flag Luxury Properties (on behalf of itself and its members) has agreed to waive its rights to participate in the rights offering, such offering may dilute your proportionate ownership and voting rights if you do not participate in the rights offering.

In addition to the rights offering, we expect that we will be required to issue a large amount of additional securities to raise capital to further our development and marketing plans. It is also likely that we will be required to issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our various stock plans. We cannot give you any assurance that we will not issue additional common or preferred shares, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

We may redeem or require you to sell your shares due to regulatory considerations, either as required by gaming authorities or in our discretion, which may negatively affect your investment.

Our certificate of incorporation provides that, to the extent a gaming authority determines that you or your affiliates are unsuitable or to the extent deemed necessary or advisable by our board of directors, we may redeem shares of our capital stock that you or your affiliates own or control. The redemption price will be the amount, if any, required by the gaming authority or, if the gaming authority does not determine the price, the sum deemed to be the fair value by our board of directors. If we determine the redemption price, the redemption price will be capped at the closing price of the shares on the principal national securities exchange on which the shares are listed on the trading date on the day before the redemption notice is given. The redemption price may be paid in cash, by promissory note, or both, as required, and pursuant to the terms established by, the applicable gaming authority and, if not, as we elect. In the event our board of directors determines that such a redemption would adversely affect us, we shall require you and/or your affiliates to sell the shares of our common stock subject to the redemption.

Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable.

Certain provisions of Delaware law and our certificate of incorporation and by-laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, subject to the right of the stockholders to elect a successor at the next annual or special meeting of stockholders, which limits the ability of stockholders to fill vacancies on our board of directors.

•	Our stockholders may not call a special meeting of stockholders, which would limit their ability to call a meeting for the purpose of, among other things, voting on acquisition proposals.

•	Our by-laws may be amended by our board of directors without stockholder approval, provided that stockholders may repeal or amend any such amended by-law at a special or annual meeting of stockholders.

•	Our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may not be taken by written action in lieu of a meeting.

•	Our certificate of incorporation does not provide for cumulative voting in the election of directors, which could limit the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may authorize and issue, without stockholder approval, shares of preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire our company.

As a Delaware corporation, by an express provision in our certificate of incorporation, we have elected to “opt out” of the restrictions under Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder.

For more information regarding these and other provisions, please see the section entitled “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “would,” “could,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “continue” or the negative of these terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. If one or more of the assumptions underlying our forward-looking statements proves incorrect, then actual results, levels of activity, performance or achievements could differ significantly from those expressed in, or implied by, the forward-looking statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking statements. Except as required by law, we do not intend to update or revise any of the forward-looking statements after the date of this prospectus to conform these statements to actual results. All forward-looking statements attributable to us are expressly qualified by these cautionary statements. Our forward-looking statements in this prospectus include, but are not limited to, statements relating to:

•	our business strategy;

•	our current and future plans, including with respect to the development, construction and operation of our Park Central Property and the proposed hotel(s) in Memphis, Tennessee; and

•	expectations concerning future operations, margins, profitability, liquidity and capital resources.

These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. For a description of certain of these material risks and uncertainties, please see the section entitled “Risk Factors” beginning on page 13 of this prospectus.

THE DISTRIBUTION

Key Dates

Date	Activity

December 31, 2007	Record Date. CKX common and preferred stockholders as of the close of business on December 31, 2007, will receive two shares of our common stock for every ten shares of CKX common or preferred stock owned of record as of such date. No fractional shares of our common stock will be issued in the distribution. Therefore, if you own as of the distribution record date either less than five shares of common or preferred stock of CKX or a number of shares of common or preferred stock of CKX not evenly divisible by five you will not receive a fractional share of our common stock. Instead, any fractional interest otherwise issuable to you in the distribution will be “bundled” with the fractional interests of other stockholders of CKX and sold by an independent agent to be retained by us. You will be entitled to receive a pro rata cash payment from the proceeds of the sale of such bundled interests in lieu of any such fractional interest.
January 10, 2008	Distribution Date. As of the close of business on January 10, 2008, CKX will distribute the shares of our common stock that it owns and the trustee of the Distribution Trusts will cause the Distribution Trusts holding shares of our common stock to distribute such shares and the distribution will be completed. If you hold CKX common stock in a brokerage account, your account will be credited with the number of shares of our common stock to which you are entitled. If you hold CKX common stock in certificated or book entry form, your ownership of our shares will be recorded in the books of our transfer agent and a statement will be mailed to you. Certificates representing our common stock will not be issued in connection with the distribution, but we may elect to issue certificates in the future.

We expect NASDAQ to list our common stock on the date on which the distribution is made to CKX stockholders. We expect NASDAQ to authorize a “when-issued” market for our common stock between the record date and the distribution date for the distribution. A market that develops for shares that will be issued in the future is referred to as a “when-issued” market. Settlements of “when-issued” trades, if any, are expected to occur at the third trading date after the distribution date. We will have no involvement in, or control over, when-issued trading. We expect regular trading to begin on The NASDAQ Global Market on the distribution date.

Distribution Agent

The Bank of New York Mellon Corporation will act as the distribution agent for the distribution.

Listing and Trading of Our Shares

There is currently no public market for our shares. Our common stock will be listed on The NASDAQ Global Market under the symbol FXRE. We expect NASDAQ to list our common stock on the date on which the distribution is made to CKX stockholders. We expect NASDAQ to authorize a “when-issued” market for our common stock between the record date and the distribution date for the distribution. A market that develops for shares that will be issued in the future is referred to as a “when-issued” market. Settlements of “when-issued” trades, if any, are expected to occur at the third trading date after the distribution date. We will have no involvement in, or control over, when-issued trading. We expect regular trading to begin on The NASDAQ Global Market on the distribution date.

Until our shares are distributed and unless an orderly trading market develops, the price of our shares may fluctuate significantly. Many factors beyond our control will influence whether a trading market develops for our shares and the market price of our shares, including the depth and liquidity of any market which develops, investor perception of our business and growth prospects and general market conditions. See “Risk Factors — Risks Related to Our Common Stock — There has been no prior market for our common stock and the price of our common stock after this distribution may be lower than the listing price and may be volatile. We cannot assure you that a trading market for our shares will develop.”

Background and Reasons for the Distribution

On June 1, 2007, CKX, a company in which Robert F.X. Sillerman beneficially owns approximately 33% of the outstanding shares of common stock, approved, entered into and consummated agreements pursuant to which (i) CKX, through its subsidiaries Elvis Presley Enterprises and Muhammad Ali Enterprises, granted licenses to FX Luxury Realty, and (ii) CKX invested $100 million in FX Luxury Realty in exchange for 50% of its outstanding common membership interests. CKX simultaneously entered into an agreement pursuant to which Mr. Sillerman, together with Simon R. Fuller, a director of CKX and the Chief Executive Officer of CKX’s subsidiary, 19 Entertainment Limited, are leading a buy-out of CKX.

The board of directors of CKX, upon the recommendations of its special committee, approved each of the above referenced transactions on the condition that CKX distribute to its stockholders one-half of the equity it purchased in FX Luxury Realty through a distribution of shares of our common stock to allow current CKX stockholders to share directly in the continued growth and exploitation of the existing Elvis Presley and Muhammad Ali intellectual property rights and assets in the capital intensive development opportunities to be pursued by us in accordance with the terms of the license agreements with certain subsidiaries of CKX.

On September 27, 2007, CKX and 19X entered into an amendment to the merger agreement, pursuant to which (i) CKX agreed to distribute to its stockholders all of the outstanding common stock of FXRE that it continued to own through a distribution of an additional share of our common stock to each CKX stockholder, and (ii) the cash purchase price per share to be paid by 19X to CKX stockholders at the closing of the merger will be reduced by the amount obtained by multiplying (x) 0.075, by (y) the average trading price of our common stock during a twenty day trading period to be selected by the Special Committee of the CKX Board of Directors, provided however that in no event will the cash merger consideration be reduced by an amount greater than $2.00. Under the merger agreement, the measurement period referenced above cannot include the first twenty days of trading of our common stock following the distribution and must end at least thirty days prior to the closing of the merger.

As a result of the distribution of the one share of common stock being issued as agreed upon pursuant to the June merger agreement, and the additional share of common stock being issued pursuant to the September amendment to the merger agreement, each CKX stockholder will now receive two shares of our common stock for every ten shares of CKX common or preferred stock held as of the record date for the distribution.

The registration statement of which this prospectus is a part is being filed with the Securities and Exchange Commission to effect the distribution to CKX’s stockholders of all such shares being distributed to CKX stockholders.

Manner of Effecting the Distribution

If you hold shares of CKX common or preferred stock in a brokerage account, shares of our common stock will be credited to your account. If you hold CKX common or preferred stock in certificated or book entry form with our transfer agent, your ownership of our shares will be recorded on the books of our transfer agent and a statement will be mailed to you. Certificates representing shares of our common stock will not be issued in connection with the distribution, but we may elect to issue certificates in the future. No holder of common or preferred stock of CKX on the record date is required to make any payment, exchange or surrender any shares or take any other action in order to receive shares of our common stock.

Fractional Share Procedures

As described above, no fractional shares, or certificates representing such fractional interests, will be issued in the distribution. With respect to any stockholder who would have received fractional interests in the distribution, the fractional interests otherwise issuable to such stockholder in the distribution will be covered by an arrangement to be implemented by us in accordance with Section 155 of the Delaware General Corporation Law. We refer to these procedures as the “fractional share procedures.” Section 155 of the Delaware General Corporation Law specifies alternative procedures that may be used by a corporation that elects not to issue fractional shares. Under the fractional share procedures, as more fully described below, all fractional interests will be “bundled” and sold by an independent agent to be retained by us. The independent agent will be an entity having experience in the bundling and sale of such interests that is not an affiliate of us.

After the payment date of the distribution, we will deposit with the independent agent that number of shares of common stock as is equal to the aggregate number of fractional interests, rounded upwards to the next whole number. The independent agent will use its commercially reasonable efforts to sell such shares in brokers’ transactions at the highest prevailing market prices it is able to obtain, and will remit to each such holder its pro rata share in cash of the aggregate proceeds received therefor, based on such holder’s fractional interest compared to the fractional interests of all holders, net of brokerage commissions. We will not make any payment to holders in respect of fractional interests. We will not determine or influence the bid or sale price for such shares. We will pay the independent agent a flat fee to cover the costs of the fractional share procedures. No action will be required by any stockholder with respect to any of the foregoing procedures.

No assurance can be given that there will be a market for such bundled shares, that the independent agent will be successful in marketing and selling such shares on behalf of the holders thereof, or that the consideration, if any, received by such holder in exchange for its fractional interest, will be equal to the corresponding percentage of shares of common stock represented by such fractional interest at prevailing market prices.

DIVIDEND POLICY

We do not expect to pay dividends in the foreseeable future. We are prohibited under the terms of our subsidiaries’ credit facilities, and will likely be prohibited or restricted under the terms of any future credit agreements we may enter into, from paying any dividends on our common stock. Furthermore, due to the capital requirements associated with our development projects, we do not expect to pay dividends in the foreseeable future.

CAPITALIZATION

The following table describes our capitalization as of September 30, 2007.

September 30, 2007
(amounts in thousands)

Cash and cash equivalents(1)	$3,823

Debt	512,661
Stockholders’ equity	174,240

Total capitalization	$686,901

(1)	Cash at September 30, 2007 excludes restricted cash of $72.8 million. Restricted cash primarily consists of cash deposits and impound accounts for interest, property taxes, insurance, rents and development projects as required under the terms of our loan agreements.

THE COMPANY

General

We are a newly formed company with a plan to pursue real estate and attraction based projects throughout the world. Through our indirect wholly owned subsidiaries, BP Parent, LLC, Metroflag BP, LLC and Metroflag Cable, LLC, we own 17.72 contiguous acres of land located at the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada known as the Park Central Property. If we are able to obtain adequate financing, we intend to redevelop such property into a hotel, casino, retail, commercial and residential project, to develop Elvis Presley-themed hotels at or near Graceland and to develop Elvis Presley and Muhammad Ali themed hotels and attractions worldwide, pursuant to license agreements we recently entered into with subsidiaries of CKX.

Our license agreements with Elvis Presley Enterprises, Inc., an 85%-owned subsidiary of CKX, and Muhammad Ali Enterprises LLC, an 80%-owned subsidiary of CKX, allow us to use the intellectual property and certain other assets associated with Elvis Presley and Muhammad Ali in the development of our real estate and other entertainment attraction based projects. We currently anticipate that the development of the Park Central Property will involve multiple elements that incorporate the Elvis Presley assets and theming. In addition, the license agreement with Elvis Presley Enterprises grants us the right to develop one or more hotels as part of the master plan of Elvis Presley Enterprises to redevelop the Graceland property and surrounding areas in Memphis, Tennessee.

In addition to our interest in the Park Central Property, our plans with respect to a Graceland-based hotel, and our intention to pursue additional real estate and entertainment based developments using the Elvis Presley and Muhammad Ali intellectual property, we, through direct and indirect wholly owned subsidiaries, own 1,410,363 shares of common stock of Riviera Holdings Corporation. While we do not currently have any definitive plans or agreements with Riviera Holdings Corporation related to the acquisition of Riviera, we continue to explore an acquisition of such company.

The viability of our Company and the successful implementation of our business plan, including the redevelopment of the Park Central Property, is dependent on our ability to obtain adequate financing. We do not currently have any definitive financing plans, although we expect to pursue debt and/or equity financing. As to our redevelopment of the Park Central Property, we may or may not start construction on any of the proposed phases of our development plans before obtaining adequate financing to complete the project.

Company Strategy

•	Develop the Park Central Property as a Premier Entertainment Destination Resort. Our business strategy for the Park Central Property is to create a flagship property for the FX Real Estate and Entertainment brand, offering guests an exciting, interactive and multifaceted experience in a first class environment that includes entertainment, retail, gaming and residential opportunities.

•	Capitalize on Involvement of Robert F.X. Sillerman. Robert F.X. Sillerman is our Chairman and Chief Executive Officer and, after the reorganization transactions and the distribution, will beneficially own approximately 30.1% of the outstanding shares of our common stock. Mr. Sillerman, directly and indirectly, owns approximately 29.3% of the outstanding equity interests in our affiliate Flag Luxury Properties, LLC, and through this ownership, has been involved in the acquisition of the properties that make up the Park Central Property. In addition, Mr. Sillerman has previously built and managed six public companies, including most recently CKX, of which he beneficially owns approximately 31% of the outstanding shares of common stock and where he continues to serve as Chairman and Chief Executive Officer and oversee the management of the Elvis Presley and Muhammad Ali brands. Upon consummation of the CKX going private transaction, Mr. Sillerman will serve as the Chairman of 19X.

•	Capitalize on the “Elvis” and “Ali” Brands. We believe that Elvis Presley and Muhammad Ali are among the most recognized and revered names in popular culture. We intend to capitalize on this global recognition through the development of Elvis Presley and Muhammad Ali themed and branded real estate-based properties and attractions throughout the world.

•	Develop Hotel(s) at Graceland. We intend to enhance the relationship with Elvis Presley Enterprises and the association between us and Elvis Presley brands through the development and operation of one or more hotels to be built as part of Elvis Presley Enterprises’ master plan to redevelop Graceland and the surrounding properties in Memphis, Tennessee.

•	Build an Experienced and Proven Management and Operating Team. In connection with our current development plans and future business opportunities, we will seek to attract, hire, retain and motivate talented management and other highly skilled employees with experience in all areas of our business, including the hotel, casino, retail and entertainment industries.

•	Leverage Our Relationship with CKX and its Senior Management Group. We expect to have a close relationship with CKX as a result of our license agreements with CKX’s subsidiaries, our shared services agreement with CKX and the dual ownership position and executive role of Mr. Sillerman. We intend to leverage this relationship by accessing CKX’s experience and expertise in branding and in developing opportunities tied to iconic brands and content, including the Elvis Presley and Muhammad Ali brands. We also intend to capitalize on the experience and success of CKX’s senior management group in the development of entertainment properties and maximization of entertainment assets through access and involvement afforded under our shared services agreement as we incorporate such entertainment features into our various projects and attractions. We do not expect the acquisition of CKX by 19X to have a material impact on our relationship with CKX, its management or its brands.

•	Pursue the Acquisition of Riviera Holdings Corporation. While we do not currently have any definitive plans or agreements with Riviera Holdings Corporation related to the acquisition of Riviera, we continue to explore an acquisition of such company with the goal of becoming a multi-property owner and operator in Las Vegas, Nevada.

The Park Central Property

The Park Central Property, consisting of six contiguous parcels aggregating 17.72 acres of land, is located on the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada. The property enjoys strong visibility with 1,175 feet of frontage on Las Vegas Boulevard, known as the strip, and 600 feet of frontage on Harmon Avenue. The entire 17.72 acre parcel is zoned for casino gaming through its designation as a Gaming Enterprise District, or GED, and can support a variety of development alternatives, including hotels/resorts, entertainment venue(s), a casino, condominiums, hotel-condominiums, residences and retail establishments.

Las Vegas Boulevard is a major north-south traffic route through the city and Harmon Avenue is a heavily used east-west thoroughfare that provides convenient access to McCarran International Airport. We believe the corner of Las Vegas Boulevard and Harmon Avenue is one of the most concentrated areas of pedestrian traffic on the Las Vegas strip. We expect to capitalize on this pool of potential customers by leveraging the property’s significant frontage on Las Vegas Boulevard and Harmon Avenue through attractions, theming and architectural design.

The site is directly adjacent to the MGM Grand and across the street from MGM’s CityCenter project, which is scheduled to open its first phase in late 2009 with the entire project scheduled to open in 2010. MGM has announced that the approximately $7 billion CityCenter project is planned to include approximately 2,800 units of luxury condominiums; a 4,000-room luxury hotel and casino; two 400-room, non-gaming boutique hotels; and over 665,000 square feet of retail, dining and entertainment venues. The completion of MGM’s CityCenter project will solidify the intersection of Las Vegas Boulevard and Harmon Avenue as one of the most important on the Las Vegas strip. Planet Hollywood, The Bellagio, Paris, The Monte Carlo and New York New York, among other mega-resorts are also in the property’s immediate area. We believe that the “cluster effect” associated with the close proximity of these facilities will further drive pedestrian traffic and visitation.

The following map illustrates the location of the Park Central Property on the Las Vegas Strip and its proximity to the hotels, casinos, resorts and other attractions in the area:

Fashion Show Mall
WLV Expansion
Wynn Las Vegas
Wynn Golf Course Redevelopment
Dean Martin Dr.
TI
Palazzo
Sands
Paradise
Mirage
Venetian
Sands Expo
Casino Royale
Sands
Hughes Center
Forum Shops
Harrah's
Koval
Wynn
Crescent
Imperial Palace
Harrah's Future
Caesars
Flamingo
Park Towers
Las Vegas Blvd (The Strip)
Marriott Residence
Barbary Coast
Westin
Park Central Property
Bally's
Platinum
Tuscany
Bellagio
Paris
Ellis Island
Hard Rock Future
Planet Hollywood (Aladdin)
Harrah's Future
D.R.H. Condos
Jockey
Cosmopolitan
W-Hotel
Edge East
Westgate
Harmon Ave.
Project City Center
Chateau
Grand Desert
Alexis Park Redevop
Polo
Signature at MGM Grand
Monte Carlo
Showcase
Village
New York New York
MGM Grand
Excalibur
Tropicana
Hooters
Onyx Condo
N
W
E
S
Luxor
Future MGM/Mirage Project
THEPlace

Significant redevelopment has occurred and is continuing to occur along Harmon Avenue. There are 10 separate mixed-use condominium/hotel/casino developments currently planned or underway along the Harmon Avenue corridor which has been reported to represent approximately $20 billion of investment. While each of these projects is being pursued independently and is in various stages of development, several, including the MGM CityCenter, Cosmopolitan, Panorama Towers, Signature at MGM Grand and the Chateau (a new major Marriott Vacation Club development), are currently under construction.

In response to this rapid development, Clark County has begun a series of major improvements to Harmon Avenue. The County has ear-marked $11 million to be spent on widening roads, improving access/egress and completing an extension of Harmon Avenue by constructing an overpass on I-15 and building a new interchange at Valley View Road. The goal is to replicate the improvements made to Las Vegas Boulevard which would enhance both pedestrian and vehicular traffic as well as the overall beautification of the area. In addition, the Las Vegas Monorail has announced plans for a $1.3 billion expansion that would connect the Convention Center and resort properties on both sides of the Strip with McCarran International Airport, the Thomas & Mack Center and Downtown Las Vegas.

We believe that the planned new developments as well as the redevelopment, improvement and expansion plans for the area around the Park Central Property will substantially increase exposure, access and visitation and therefore enhance the opportunities available for development of the property.

Development Plans

We have contracted an international consulting firm with a focus on economic analysis for the entertainment and leisure development industry, to conduct a feasibility study on the property to examine the potential development options for the site. Based on the study, management believes that the site is well suited for, but not limited to, a multi-use style development which would include a mix of hotel, casino, entertainment venue(s), condominium, hotel-condominium and retail establishments. We intend to immediately begin planning for the development of the Park Central Property and expect that certain elements of the development will include or be based on an Elvis Presley-inspired theme.

We plan to develop the property in phases, with the structuring of the phases dependent upon financing, design, construction and future operating considerations, and the ability of management to reach agreements to permit current development with existing tenants on certain parcels. The first phases of the project are expected to include one or more upscale hotels with a total of 3,000 to 3,500 rooms, 200 to 400 resort condominiums developed in partnership with a five-star hotel operator, a 90,000 square foot casino floor with 2,250 slot machines and 100 table games, a 75,000 square foot state-of-the-art interactive entertainment theatre and a 200,000 to 300,000 square foot retail complex. We expect to begin construction during the first quarter of 2009, most likely starting with Parcels 1, 2, and 3 and if possible, continuing concurrently or shortly thereafter with portions of Parcels 4, 5, and 6. The exact parcel breakdown has not yet been determined. We estimate completion of the portion of the project to be started in the first quarter of 2009 to be the second quarter of 2012 and completion for the parcels we can start developing shortly thereafter by the end of 2013. The final phase is anticipated to be the construction on the portion of Parcel 2 furthest away from Las Vegas Boulevard and is anticipated to include 300 to 500 luxury resort condominium units. Our plans regarding the size, scope and phasing of the redevelopment of the Park Central Property may change as we formulate and finalize our development plans. These changes may impact the timing and cost of the redevelopment and our ability to realize the full value of the Park Central Property. Because we are still in the pre-development planning stage, we have not prepared a definitive budget yet for development, though Management estimates costs of approximately $4.0 billion to redevelop the entire property.

We have had preliminary and informal discussions with multiple five-star hotel operators regarding the development of an upscale hotel on the Park Central Property. However, we have not engaged in any formal discussions nor have we entered into any agreements with any such operator.

Our current operations do not generate sufficient revenue, when combined with cash on hand, to support our development plans for the Park Central Property. Therefore, the redevelopment of the Park Central Property is dependent upon our ability to raise significant amounts of additional capital, likely through debt and/or equity financings.

To implement the current phased development scheme as depicted in the chart above, we are negotiating agreements with W.A. Richardson Builders and are in discussions with multiple architects. The principals of W.A. Richardson have over 25 years of experience in designing, building and opening large scale resort properties including Mandalay Bay Resort and Casino, Monte Carlo Resort and Casino and a 2000 room addition to the Luxor Hotel and Casino. W.A. Richardson is currently serving as a development consultant, though we have not yet finalized the definitive terms of this consultancy. We are also negotiating agreements pursuant to which W.A. Richardson or an affiliate will potentially serve as the “construction manager” or “general contractor” for the construction of the improvements.

Zoning and Development Restrictions

The Park Central Property is currently zoned as a GED, the standard designation for casino properties, on all of the property’s acres and has H-1 zoning for density, which would permit the development of casinos, hotels, condominiums, apartments, office and retail space.

Given the property’s proximity to McCarran International Airport, we have acquired Federal Aviation Administration approval to build up to 600 feet above ground level. The approval was initially scheduled to lapse on September 30, 2007, but upon our request it was automatically extended until February 10, 2009. Future extensions are not automatic and would be at the discretion of the Federal Aviation Administration.

Parcels 2 and 3 are subject to a Grant of Reciprocal Easements and Covenants, Conditions and Restrictions, or the REA, the fundamental purpose of which was to create cross-easements to establish a coordinated pattern for the flow of traffic to, from and within those parcels and the adjacent properties east of the parcels (known as Polo Towers and the Chateau Parcel), and to and from Harmon Avenue and Las Vegas Boulevard, the major streets adjoining the parcels. In addition to various specific access easements and restrictions, the REA also contains ancillary provisions relating to signage, utility rights, and parking rights, which benefit and burden one or more of Parcels 2 and 3, none of which, we believe, are materially adverse to the development in the manner currently contemplated. The REA does not affect any of Parcels 4, 5 and 6.

The REA contains two restrictions which could affect the value of Parcels 2 and 3: (i) a height restriction on construction on Parcel 3, and (ii) a general restriction on the sale of timeshare interests in improvements constructed on Parcels 2 and 3.

The Parcel 3 height restrictions permit unlimited construction up to 41 feet and prohibit all construction above 160 feet. Improvements between 41 feet and 80 feet are permitted upon the payment of an amount of up to $2 million to buy timeshare interests held in the west-facing units located on the 4th to 8th floors of the Polo Towers building, a building located immediately to the east of Parcel 3, whose west-facing (only) view corridor (the Las Vegas Boulevard side) may be obstructed. If we choose to build above 80 feet and up to a maximum of 160 feet, the purchase of timeshare interests would also be required, but without limitation as to the aggregate cost. In either case, the purchase price for a timeshare unit would be basically the cost to construct a similar timeshare unit in another building. In either case, the obligation to purchase arises only if a timeshare owner demands of the Polo Towers developer that it repurchase the interest because of the obstruction of the view caused by our improvements. While it is probable that the height of the improvements affected by the limitation on Parcel 3 will reach up to 80 feet, at this time we do not anticipate building above such level. Were such plans to change, there is no available method to estimate either the probability of, or the extent of, the purchase obligation if construction exceeds 80 feet, except that, logically, the higher the construction the higher the probable liability.

The height restrictions do not affect improvements constructed anywhere on the parcels other than Parcel 3, which is directly West of the Polo Towers building. All these restrictions can be modified or terminated if agreed to by developers of the Polo Towers, without any required consent of the timeshare owners or any condominium or homeowners’ association. Although some discussions regarding the lifting or modification of such restrictions have taken place, there is no assurance that they will be lifted or modified and, if so, at what cost.

The timeshare provision remains in effect until 2025 and would prohibit sales of timeshare interests, or hotel interests which would be substantially the same as timeshare interests, located within improvements constructed on Parcels 2 and 3. It does not prohibit the sale of “luxury” fractional interests.

Las Vegas Market

Overview.  Las Vegas is one of the most recognized destination resort markets in the world, consisting of mega-casino resorts that offer a vast array of amenities, including hotel accommodations, food and beverage outlets, retail shopping, entertainment venues, extensive convention and meeting facilities and, recently, increasing residential components. Las Vegas is the second largest gaming market in the world, the number one convention city in the United States and one of the fastest growing leisure, lodging and entertainment markets in the country. According to the Las Vegas Convention and Visitors Authority, the number of visitors traveling to Las Vegas has continued to increase at a steady and significant rate, reaching a record 38.9 million visitors in 2006, and total Las Vegas visitor spending has grown over 75% in the last decade (5.8% compound annual growth rate), exceeding growth in visitation.

Recent Growth.  The Las Vegas metropolitan area has undergone a tremendous transformation during the last decade from a gaming destination to a mainstream city and experienced a boom of development to support the rapid growth. The increase in tourism has necessitated an increased supply of hotel rooms and conference centers as well as single-family residential units to house the approximately 6,000 people who join the Las Vegas workforce each month. The surge in supply has been met with ongoing demand, as hotel occupancy rates have been stable at around 90% for the past 14 years.

The expansion of the multi-faceted tourist sector has generated the need for service employees. Job growth has been a major factor in the explosive growth in the population of Las Vegas, making Las Vegas the fastest growing urban area in the United States. The service industry employs 29% of the Las Vegas workforce.

Known historically for its gaming experience, the Las Vegas landscape has changed considerably over the past decade with the opening of destination mega-resorts including The Venetian, Wynn Las Vegas, The Bellagio and Mandalay Bay. The effect of these openings has been to broaden Las Vegas’ traditional market by appealing to a broader customer base consisting of leisure tourists interested not only in gaming but dining, entertainment, shopping and other lifestyle experiences as well. The rapid and large scale development is expected to continue with over $27 billion in development projects planned over the next five years, representing the construction of almost 40,000 hotel/motel rooms and 2.6 million square feet of convention space.

Las Vegas as a Convention Center Attraction.  Las Vegas has rapidly expanded its convention business, with delegates growing four-fold over the past 20 years and almost doubling over the last 10 years. This growth made Las Vegas the leading convention city for the tenth consecutive year in 2005. The city had a 22% market share of the top-200 shows in 2005, as compared to only 13% for its nearest competitor. In addition, the size of all of Las Vegas’ large shows increased by 22% to a collective 22.6 million square feet during such period, which represents more than one-third of all the square footage combined for the 200 largest shows. Conventions provide impressive lead time on revenues for hotel operators, as they book upwards of six months in advance, providing an opportunity to increase room rates significantly. Furthermore, the convention business has driven mid-week occupancy up to approximately 88% in 2006, an increase of 7% from 2002.

Continuing High Occupancy Rates.  With all of these factors driving growth in visitation, the Las Vegas market has demonstrated an ability to absorb significant new room inventory and maintain occupancy levels at around 90% in 2006, significantly above the national average of approximately 61%. Furthermore, upscale properties such as The Bellagio and Wynn, which are similar in amenities to the planned Park Central Property development, maintain occupancy rates at around 95%.

History and Current Operations on Park Central Property

The Park Central Property consists of six contiguous parcels that comprise a collective 17.72 acres of land. The property is currently occupied by a motel and several commercial and retail tenants with a mix of short and long-term leases. The Park Central Property’s six parcels are expected to generate total rental income and other income of approximately $18.1 million for the fiscal year ending December 31, 2007.

Set forth below is a summary of the parcels, including a description of the land, the year in which it was acquired and the purchase price, the current tenant(s), the current total annual rental income and the current term(s) of the lease(s).

Parcel 1.  Parcel 1 consists of 0.996 acres of land with 115 linear feet of frontage on Las Vegas Boulevard and 150 linear feet of frontage on Harmon Avenue. One tenant currently occupies Parcel 1. The lease for the property is terminable at any time by either party upon 120 days’ prior written notice and without the payment of a termination fee. This lease is expected to generate rental income of approximately $1.6 million for the fiscal year ending December 31, 2007. We acquired the property in May 2006 for a total purchase price of $35.9 million.

Parcel 2.  Parcel 2 consists of 5.135 acres of land with 210 linear feet of frontage on Las Vegas Boulevard and 450 linear feet of frontage on Harmon Avenue. The property is currently occupied by a Travelodge motel which we own in fee, as well as several retail, billboard and parking lot tenants. The Travelodge motel is being operated by WW Lodging pursuant to a management agreement. The management agreement is terminable upon 30 days’ prior notice and a payment of a termination fee equal to 4% of the trailing 12 months room revenue multiplied by 200%. The property’s retail, billboard and parking lot leases are month-to-month. We intend to maintain only month-to-month leases on the property in order to accommodate our development of the parcel. These current leases are expected to generate total rental income of approximately $3.0 million for the fiscal year ending December 31, 2007. We completed the acquisition of the ground lease and the motel in March 2003 for $3.5 million, and acquired the underlying fee title to the land in December 2006 for $55 million.

Parcel 3.  Parcel 3 consists of 2.356 acres of land, with 275 linear feet of frontage on Las Vegas Boulevard. The property currently hosts the Hawaiian Marketplace, which consists of multiple retail tenants. All but six of the leases on this property are terminable at any time upon 30 days’ (in one instant upon 180 days’) advance written notice and without payment of a termination fee. All six leases not so terminable with notice are terminable by us at any time upon the exercise of options to either repurchase, recapture or relocate the premises. We estimate the aggregate cost to exercise the options to repurchase, recapture or relocate the tenants in connection with these five leases to be $4.0 million to $4.5 million, assuming we elect to do so in the next twelve months.

The current leases are expected to generate total rental income of approximately $4.1 million for the fiscal year ending December 31, 2007. We completed the acquisition of the parcel for $25.8 million in March 2003. In 2004, we completed construction of the Hawaiian Marketplace for a total cost of $33.6 million.

Parcel 4.  Parcel 4 consists of 4.49 acres of land with 270 linear feet of frontage on Las Vegas Boulevard. The property is currently occupied by several tenants. The current leases are month-to-month, except for the lease with one tenant. Such tenant’s lease term expires in May 2009, which may be extended for an additional five years at the option of the tenant. If we are unable to reach an agreement with respect to an early termination of this lease, a relocation of the existing establishment, or granting us the right to build above or around this tenant, the development of this parcel could be delayed. These leases are expected to generate total rental income of approximately $2.3 million for the fiscal year ending December 31, 2007. We acquired the property for $90 million in January 2005.

Parcel 5.  Parcel 5 consists of 3.008 acres of land, with 180 linear feet of frontage on Las Vegas Boulevard. The property accommodates 51,414 square feet of retail space and is currently occupied by several restaurant and retail tenants. One lease term expires in January 2012, but is terminable earlier upon 120 days’ advance written notice and, if terminated after February 2010, payment of a termination fee of $200,000. Another lease term expires in December 2009, with the tenant holding three options to extend the lease for five year periods. If we are unable to reach an agreement with respect to an early termination of this lease, a relocation of the existing establishment, or granting us the right to build above or around this tenant, the development of this parcel could be delayed. A third lease term expires in March 2008, with the tenant holding an option to extend the lease for an additional five years. This lease is terminable earlier than March 2008, or thereafter if extended, upon 6 months’ advance written notice and payment of a termination fee of $450,000. A fourth lease term expires in August 2012, with the tenant holding an option to extend the lease for an additional five years. However, under such lease, we have the right to build on top of and around the tenant, although we are obligated to reimburse the tenant for loss of reasonable profits if construction causes closure of the restaurant. A fifth lease term expires in May 2059. However, because the tenant’s store is a separate box structure, it is capable of being integrated into future development plans. Parcel 5 is subject to a covenant that allows us to construct a building containing one or more floors upon and above such tenant’s building and to utilize and extend the structural members and replace the exterior service facilities, as may be reasonably necessary to serve any new construction. These leases are expected to generate total rental income of approximately $3.6 million for the fiscal year ending December 31, 2007. We acquired the property for $17 million in March 1998.

Parcel 6.  Parcel 6 consists of 1.765 acres of land, with 125 linear feet of frontage on Las Vegas Boulevard. The property accommodates 2,094 square feet of retail space and is currently occupied by a restaurant and several retail tenants. One lease term expires in December 2013, another lease term expires in April 2011 and a third lease term expires in January 2009, with the tenant holding two options to extend the lease term for 5 year periods. A fourth lease term expires in May 2045, although we have the right to construct improvements on, over and under other portions of Parcel 6. These leases are expected to generate total rental income of approximately $1.9 million for the fiscal year ending December 31, 2007. We acquired the land and the fourth lease for $30.1 million in May 2005.

Hotel(s) at Graceland

Graceland, the 13.5 acre estate which served as the primary residence of Elvis Presley from 1957 until his passing in 1977, is located in Memphis, Tennessee. Graceland was first opened to public tours in 1982. Over the past five years, Graceland has averaged approximately 565,000 visitors per year. The focal point of the Graceland business is a guided mansion tour, which includes a walk through the historic residence, as well as an extensive display of Elvis’ gold records and awards, career mementos, stage costumes, jewelry, photographs and more. The tour also includes a visit to the Meditation Garden, where Elvis and members of his family have been laid to rest.

In February 2006, CKX and Elvis Presley Enterprises disclosed that they had held meetings with government officials in Memphis, Tennessee regarding preliminary plans to redevelop and expand the Graceland attraction as the centerpiece of the Whitehaven section of Memphis. In April 2006, CKX commissioned Robert A.M. Stern Architects to develop a master plan for Graceland and the surrounding properties owned by CKX. The master plan incorporates approximately 80 acres surrounding and contiguous to the Graceland mansion property. CKX also engaged Economics Research Associates to provide an analysis of the economic potential of the redevelopment. The master plan is expected to include a new visitor center, exhibition space, retail, hotel, convention facilities, public open space and parking on both sides of Elvis Presley Boulevard.

Under the terms of our license agreement with Elvis Presley Enterprises described below, we have the option to construct and operate one or more of the hotels to be developed as part of the master plan for Graceland. If we elect to pursue this development, Elvis Presley Enterprises will either grant to us a fee title to the land for the hotel(s), or if such fee title cannot be transferred, grant us a long term lease, with a term of not less than 99 years, at de minimus annual cost. We will be required to pay Elvis Presley Enterprises a royalty of 3% of gross revenue derived from any hotel we construct at Graceland. Under the terms of the license agreement, we must exercise our right to develop the first hotel by notifying Elvis Presley Enterprises in writing by December 1, 2007 or we lose the right to construct the hotel. On November 21, 2007, we delivered written notice to Elvis Presley Enterprises exercising our right to develop the first hotel. If the construction of the first hotel has not begun by the later of (i) June 1, 2009, or (ii) twelve (12) months after Elvis Presley Enterprises has made the land available for development of the first hotel, we will lose the right to construct the first hotel. We currently intend to pursue the development of the hotels to be constructed as part of the Graceland master plan, however, no definitive plans have been prepared and we have yet to finalize a development budget for the project. The development of the Graceland master plan and the incorporation of the aforementioned hotels into such development is an important part of our business plan. We have been advised by CKX and Elvis Presley Enterprises that the Master Plan remains a work in progress and that no plans have been finalized with respect to the relative size, layout and integration of the various elements, including the hotel(s) we intend to develop. We believe the expertise and experience of our senior management in the areas of hotel and property development may prove valuable to the development process as CKX and Elvis Presley Enterprises seek to maximize the visitor experience as well as the revenue potential for the property. To the extent that CKX and Elvis Presley Enterprises seek our increased involvement in the development of the overall plan, or in the event that the hotel complexes to be developed by us become a larger element of the overall project, including becoming more integrated into the visitor and mansion experience, we may seek to expand our relationship with Elvis Presley Enterprises to allow and compensate us, for this increased involvement.

Elvis Presley and Muhammad Ali License Agreements

We recently entered into license agreements with Elvis Presley Enterprises, Inc. and Muhammad Ali Enterprises LLC, each an affiliate of CKX, which allow us to use the intellectual property and certain other assets associated with Elvis Presley and Muhammad Ali in the development of our real estate and other entertainment attraction based projects. The development of the Park Central Property is expected to involve or be based on an Elvis Presley inspired theme.

Elvis Presley License Agreement

Strength of the Elvis Presley Brand

The Elvis Presley license agreement offers us the opportunity to brand our properties with the name, image and likeness of Elvis Presley, regarded as one of the most important figures in 20th century music and popular culture. Elvis Presley is the best selling solo musical recording artist in U.S. history, having sold more than one billion albums and singles worldwide and having set records for the most albums and singles that have been certified Gold and Platinum by the Recording Industry Association of America.

The Elvis Presley name and brand remains to this day among the most important and recognized throughout the world. Over the past five years, an average of approximately 565,000 people have visited Graceland annually. “Elvis 30 #1 Hits,” released in 2002, and “Elvis Second to None,” released in 2003, have sold more than ten million and two million units, respectively, worldwide to date. In 2006, Honda launched a year long advertising campaign for its 2006 CR-V using Elvis’ remixed Burning Love and visuals, which targeted an audience between 25 and 35 year olds. Nike launched its year long international 2002 World Cup Campaign using a remix of “Little Less Conversation.” The remix went to #1 on charts in the U.S. and the U.K., as well as 20 other countries.

Since Graceland was opened to the public in 1982, 15 million people have visited Elvis’ home and the demographics of the visitors have remained relatively young, which further illustrates Elvis’ current appeal among later generations. Approximately 76% of all visitors to Graceland are first time visitors, approximately 45% are under the age of 35 and approximately 83% are 50 years old or younger.

In August 2006 CKX and Elvis Presley Enterprises, together with Cirque Du Soleil, entered into an agreement with MGM MIRAGE to create a permanent Elvis Presley show at MGM’s CityCenter. The show is expected to open at that property, located directly across Las Vegas Boulevard from the Park Central Property, in November 2009. The show will consist of a creative combination of live musicians and singers, projections, dance and the latest in multimedia sound and lighting technology intended to offer an emotional bond with the audience.

Grant of Rights

The license agreement with Elvis Presley Enterprises grants us the exclusive right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating, and promoting Elvis Presley-themed real estate and attraction based properties, including Elvis Presley-themed hotels, casinos, theme parks and lounges (subject to certain restrictions, including, but not limited to, certain approval rights of Elvis Presley Enterprises). The license also grants us the non-exclusive right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating and promoting Elvis Presley-themed restaurants. Under the terms of the license agreement, we have the right to manufacture and sell merchandise relating to each Elvis Presley property at the applicable property, but Elvis Presley Enterprises will have final approval over all such merchandise that we may sell. If we have not opened an Elvis Presley-themed restaurant, theme park and/or lounge within 10 years, then the rights for the category we have not exploited revert to Elvis Presley Enterprises.

Elvis Presley Experiences

Under the terms of the license agreement, we have the right to participate, under certain circumstances, in the development by Elvis Presley Enterprises of any “Elvis Presley Experience,” defined as any permanent, non-touring interactive entertainment, educational and retail experiences incorporating music, artifacts, and audiovisual works focusing on the life and times of Elvis Presley. As defined in the license agreement, an Elvis Presley Experience does not include a permanent live show of the type that is being created and produced by CKX and Cirque du Soleil and performed at MGM’s CityCenter. As such, we have no ownership, economic interest or other participation in such show.

If Elvis Presley Enterprises intends to create an Elvis Presley Experience in collaboration with a third party, we have the right to invest in up to 50% of the economic and beneficial interests owned by Elvis Presley Enterprise in such project. If Elvis Presley Enterprises desires to create an Elvis Presley Experience without third party collaboration, we have the right to participate in such project such that (i) Elvis Presley Enterprises shall bear the initial production costs (until opening) of such Elvis Presley Experience, (ii) we shall provide and construct the premises or venue for the public presentation of such Elvis Presley Experience and shall be entitled to a rental payment to be negotiated by the parties in good faith, and (iii) we shall each own and share in 50% of the profits and losses of such Elvis Presley Experience.

In all cases, if we request that Elvis Presley Enterprises create an Elvis Presley Experience at one of our properties, provided that Elvis Presley Enterprises has the right to do so, it shall use reasonable best efforts to create such Elvis Presley Experience at our requested property.

We have been notified by Elvis Presley Enterprises that they are a party to a global agreement with Cirque du Soleil for the creation of Elvis Presley themed projects worldwide, including the development of Elvis Presley Experiences. In the event that Elvis Presley Enterprises develops one or more Elvis Presley Experience(s) with Cirque du Soleil, we would seek to participate for up to 50% of Elvis Presley Enterprises’ economic participation, as described above for projects involving third party collaboration. We also intend to request that Elvis Presley Enterprises and Cirque du Soleil, together with our participation, develop the first Elvis Presley Experience at the Park Central Property. We believe that the planned Elvis-themed elements of our property, including our plans with respect to the development of an Elvis Presley Experience on site, and the Cirque du Soleil show at the MGM CityCenter will complement one another and create a focal point for Elvis Presley fans while visiting Las Vegas.

Royalty Payments and Minimum Guarantees

We are required to pay to Elvis Presley Enterprises an amount equal to 3% of gross revenues generated at any Elvis Presley property (including gross revenues derived from lodging, entertainment attractions, ticket sales, sale of food and beverages, and rental space, but excluding gambling if payment of percentage of gambling royalty revenues would be contrary to law or require Elvis Presley Enterprises to be licensed) and 10% of gross revenues with respect to the sale of merchandise. In addition, we will pay Elvis Presley Enterprises a set dollar amount per square foot of casino floor space at each Elvis Presley property where percentage royalties are not paid on gambling revenues.

We are required to pay a guaranteed minimum royalty payment (against royalties payable for the year in question) to Elvis Presley Enterprises of $9 million in each of 2007, 2008 and 2009, $18 million each of 2010, 2011 and 2012, $22 million in each of 2013, 2014, 2015 and 2016, and increasing by 5% for each year thereafter. The initial payment (for 2007) under the license agreement, as amended, will be due on the earlier of the completion of the rights offering described elsewhere herein, or April 1, 2008, provided that if the initial payment is made after December 1, 2007, it shall bear interest at the then current prime rate as quoted in The Wall Street Journal plus 3% per annum between December 1, 2007 and December 31, 2007, plus 3.5% per annum from January 1, 2008 through January 31, 2008, plus 4.0% from February 1, 2008 through February 29, 2008, and plus 4.5% from and after March 1, 2007.

Beginning on the date of the agreement and ending on the eighth anniversary of the opening of the first Elvis Presley-themed hotel, we have the right to buy out all remaining royalty payment obligations due to Elvis Presley Enterprises under the license agreement by paying Elvis Presley Enterprises $450 million. We would also be required to buy out royalty payments due to Muhammad Ali Enterprises under our license agreement with Muhammad Ali Enterprises discussed below at the same time that we exercise our buyout right under the Elvis Presley Enterprises license agreement.

Termination Rights

Unless we exercise our buy-out right, either we or Elvis Presley Enterprises will have the right to terminate the license upon the date that is the later of (i) 10 years after the effective date of the license, or (ii) the date on which our buy-out right expires. Thereafter, either we or Elvis Presley Enterprises will again have the right to so terminate the license on each 10th anniversary of such date. In the event that we exercise our termination right, then (x) the license agreement between us and Muhammad Ali Enterprises will also terminate and (y) we will pay to Elvis Presley Enterprises a termination fee of $45 million. Upon any termination, the rights granted to us (and the rights granted to any project company to develop an Elvis Presley-themed real estate property) will remain in effect with respect to all Elvis Presley-related real estate properties that are open or under construction at the time of such termination, provided that royalties, but no minimum guarantees, continue to be paid to Elvis Presley Enterprises.

Muhammad Ali License Agreement

Strength of Muhammad Ali Brand

Muhammad Ali is widely recognized as the greatest athlete of the twentieth century and ambassador to the world. Over forty years after he burst onto the scene as a gold-medal winner at the 1960 Rome Olympics, Mr. Ali remains one of the world’s most recognized figures, known and loved around the globe. Muhammad Ali has been named the “Athlete of the Century” by USA Today and Sports Illustrated and he continues to receive praise for his contribution to sports. Muhammad Ali was also named the BBC’s “Sports Personality of the Century,” and the World Sports Award’s “World Sportsman of the Century.”

In addition, Muhammad Ali has been the recipient of countless awards for his humanitarian efforts. In addition to being honored by Amnesty International with their “Lifetime Achievement Award,” the Secretary-General of the United Nations appointed him “United Nations Messenger of Peace.” Muhammad Ali was named the “International Ambassador of Jubilee 2000,” a global organization dedicated to relieving debt in developing nations, cited as “Mr. International Friendship” by former President Jimmy Carter and, in November 2005, he was honored with the Presidential Medal of Freedom Award.

Grant of Rights

The license agreement with Muhammad Ali Enterprises, which we entered into simultaneously with entering into the Elvis Presley Enterprises license agreement, grants us the right to use Muhammad Ali-related intellectual property in connection with designing, constructing, operating, and promoting Muhammad Ali-themed real estate and attraction based properties, including Muhammad Ali-themed hotels and retreat centers, subject to certain restrictions, including, but not limited to, certain approval rights of Muhammad Ali Enterprises. We currently envision Muhammad Ali retreat centers as retreat locations, incorporating the intellectual property of Muhammad Ali, where groups, companies, and/or organizations can come to focus board and staff members on key issues such as strategic planning, enhancing communication, teamwork, collaboration, problem-solving and creative thinking, all utilizing the ideals of Muhammad Ali to drive and enhance their experience. Under the terms of the license agreement, we have the right to manufacture and sell merchandise relating to each Muhammad Ali property at the applicable property, but Muhammad Ali Enterprises will have final approval over such merchandise that we may sell. While we are continually exploring opportunities to use the Muhammad Ali-related intellectual property as described above, we have no current plans with respect to specific uses of the Muhammad Ali-related intellectual property.

Royalty Payments and Minimum Guarantees

We are required pay to Muhammad Ali Enterprises an amount equal to 3% of gross revenues generated at any Muhammad Ali property, including gross revenues derived from lodging, entertainment attractions, ticket sales, sale of food and beverages and rental space, and 10% of gross revenues with respect to the sale of merchandise.

We are required to pay a guaranteed annual minimum royalty payment (against royalties payable for the year in question) to Muhammad Ali Enterprises of $1 million in each of 2007, 2008 and 2009, $2 million in each of 2010, 2011 and 2012, $3 million in each of 2013, 2014, 2015 and 2016 and increasing by 5% for each year thereafter. The initial payment (for 2007) under the license agreement, as amended, will be due on the earlier of the completion of the rights offering described elsewhere herein or April 1, 2008, provided that if the initial payment is made after December 1, 2007, it shall bear interest at the then current prime rate as quoted in The Wall Street Journal plus 3% per annum between December 1, 2007 and December 31, 2007, plus 3.5% per annum from January 1, 2008 through January 31, 2008, plus 4.0% from February 1, 2008 through February 29, 2008, and plus 4.5% from and after March 1, 2007.

Beginning on the date of the agreement and ending on the eighth anniversary of the opening of the first Elvis Presley-themed hotel, we have the right to buy-out all remaining royalty payment obligations due to Muhammad Ali Enterprises under the license agreement by paying Muhammad Ali Enterprises $50 million. We would be required to buy-out royalty payments due to Elvis Presley Enterprises under the Elvis Presley license agreement at the same time that we exercise our buy-out right under the Muhammad Ali license agreement.

Termination Rights

Unless we exercise our buy-out right, either we or Muhammad Ali Enterprises will have the right to terminate the license upon the date that is the later of (i) 10 years after the effective date of the license, or (ii) the date on which our buy-out right expires. Thereafter, either we or Muhammad Ali Enterprises will again have the right to so terminate the license on each 10th anniversary of such date. In the event that we exercise our termination right, then (x) the Elvis Presley license agreement will also terminate and (y) we will pay to Muhammad Ali Enterprises a termination fee of $5 million. Upon any termination, the rights granted to us (and the rights granted to any project company to develop a Muhammad Ali-themed real estate property) will remain in effect with respect to all Muhammad Ali-related real estate properties that are open or under construction at the time of such termination, provided that royalties, but no minimum guarantees, continue to be paid to Muhammad Ali Enterprises.

The Riviera

In addition to our ownership of the Park Central Property, through subsidiaries we own 1,410,363 shares of common stock in Riviera Holdings Corporation, which owns and operates the Riviera Hotel & Casino in Las Vegas, Nevada and the Blackhawk Casino in Blackhawk, Colorado. We acquired 573,775 of these shares on September 26, 2007 as a result of exercising an option in which we owned a 50% beneficial ownership interest to acquire an additional 1,147,550 shares of Riviera Holdings Corporation at a price of $23 per share. Our ownership of 1,410,363 shares of common stock in Riviera Holdings Corporation represents approximately 11.32% of the outstanding common stock of Riviera as of August 3, 2007. On May 16, 2007, we, through a subsidiary, submitted a proposal to the board of directors of Riviera Holdings Corporation to acquire through a merger the remaining outstanding shares of Riviera Holdings Corporation at a price of $34 per share. At that time the board of directors of Riviera Holdings Corporation rejected this offer on the basis that our option agreement violated certain provisions of Nevada corporate law.

In April 2007, we, through our subsidiaries and affiliates commenced an action against Riviera Holdings Corporation and its directors in District Court in Nevada, Clark County, seeking, among other things, that the District Court (a) declare that the three-year disqualification period set forth in the Nevada Revised Statutes 78.438 does not apply to us or the merger proposals that we made with respect to Riviera Holdings Corporation and (b) declare that a voting limitation set forth in Riviera Holdings Corporation’s Second Restated Articles of Incorporation does not apply to us, or to the common stock that is the subject of the option described above. Riviera filed a counterclaim against us in May 2007 seeking, among other things, that the District Court (a) declare that we are, for purposes of the Nevada Revised Statutes, the beneficial owners of the stock that is the subject of the option; (b) declare that the three-year disqualification period set forth in the Nevada Revised Statutes 78.438 applies to us; and (c) declare that a voting limitation in Riviera Holdings Corporation’s Second Restated Articles of Incorporation applies to us and the common stock that is the subject of the option. On August 10, 2007, the District Court issued a summary judgment ruling from the bench. The District Court ruled that the three-year moratorium set forth in NRS 78.438 does not apply to us. The District Court also ruled that the voting limitations set forth in Riviera Holdings Corporation’s Second Restated Articles of Incorporation do not apply to us. The District Court’s ruling was entered on August 22, 2007 and the time to appeal the ruling has expired.

We continue to explore an acquisition of Riviera Holdings Corporation with the goal of becoming a multi-property owner and operator in Las Vegas, Nevada. However, we have not entered into any agreements with Riviera Holdings Corporation related to the acquisition of Riviera. Pursuing an acquisition of Riviera Holdings Corporation is independent of our strategy to redevelop the Park Central Property. We believe that an acquisition of Riviera Holdings Corporation would provide us with a competitive advantage in Las Vegas as an owner and operator of multiple gaming operations on the strip. No assurance can be given that we will be successful in acquiring Rivera Holdings Corporation. The price per share that we would be willing to pay in an acquisition of Riviera Holdings Corporation would be based on a number of factors, including, without limitation, the then prevailing market price per share of Riviera Holdings Corporation common stock, the assumption or repayment of outstanding indebtedness, if any, of Riviera Holdings Corporation, prevailing market conditions and our ability to finance the acquisition on reasonable terms. The $34 per share merger price that we proposed to the board of directors of Riviera Holdings Corporation in May 2007 is not indicative of the price we would be willing to pay at this time and should not be relied upon in calculating the total capital that could be necessary to consummate such an acquisition. Based on the closing price of Riviera Holdings Corporation’s common stock on November 27, 2007, which was $27.35 per share, Riviera Holdings Corporation has a market capitalization of $340.9 million (or $302.3 million excluding the shares we own). Our ability to consummate an acquisition of Riviera Holdings Corporation is dependent upon, among other things, our ability to raise the financing necessary to pay for such an acquisition.

Regulation and Licensing

Hospitality

Our proposed businesses will be subject to numerous laws, including those relating to the preparation and sale of food and beverages, such as health and liquor license laws. Our proposed businesses will also be subject to laws governing employees in our proposed hotels in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to implement our proposed hotel projects may be dependent upon our obtaining necessary building permits or zoning variances from local authorities.

Under the Americans with Disabilities Act, or ADA, all public accommodations are required to meet federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although we expect to invest significant amounts to ensure that our hotels comply with ADA requirements, a determination that our hotels are not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. We intend to be in compliance in all material respects with all statutory and administrative government regulations with respect to our proposed business when we become subject to such requirements.

Our proposed hotel properties and current commercial leasing activities of the Park Central Property could expose us to possible environmental liabilities, including liabilities related to activities that predated our acquisition or operation of a property. Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up certain hazardous substances released at the property and may be held liable to a governmental entity or to third parties for property damages and for investigation and cleanup costs incurred by such parties in connection with the contamination. Environmental liability can be incurred by a current owner or operator of a property for environmental problems or violations that occurred on a property prior to acquisition or operation. These laws often impose liability whether or not the owner knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner’s ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site.

Gaming

Nevada

Introduction

The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations made under such Act, as well as various local ordinances. Once the hotel is open, the operations of our proposed casino on the Park Central Property will be subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board and the Clark County Liquor and Gaming License Board, which we refer to collectively as the Nevada Gaming Authorities.

Policy Concerns of Gaming Laws

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy. These public policy concerns include, among other things:

•	preventing unsavory or unsuitable persons from being directly or indirectly involved with gaming at any time or in any capacity;

•	establishing and maintaining responsible accounting practices and procedures;

•	maintaining effective controls over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs, and safeguarding assets and revenue, providing reliable recordkeeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

•	preventing cheating and fraudulent practices; and

•	providing a source of state and local revenue through taxation and licensing fees.

Changes in these laws, regulations and procedures could have significant negative effects on our proposed Park Central Property casino’s proposed gaming operations and our financial condition and results of operations.

Owner and Operator Licensing Requirements

Before we can open our proposed casino on the Park Central Property, we will be required to seek approval from and be licensed by the Nevada Gaming Authorities as a company licensee. We would also be required to seek such approval and licensing in connection with an acquisition of Riviera Holdings Corporation. The licensing process consists of submitting a detailed application and undergoing a thorough investigation by the Nevada Gaming Authorities of the company and its key employees. As applicant, we would be required to pay all costs of investigation, and the Nevada Gaming Authorities may deny an application for licensing for any reason they deem reasonable.

If granted, the gaming license will not be transferable and may be conditioned or restricted. The requirements to maintain the gaming license include compliance with any conditions or restrictions placed on the gaming license, the payment of applicable fees and the periodic submission of detailed reports to the Nevada Gaming Authorities.

Nevada gaming regulations require a casino operator to have a minimum bankroll in cash physically at the casino to fund and support the gambling games. The bankroll is a predetermined amount for each gaming device and live game placed on the casino floor. Currently, Nevada gaming regulations require a minimum bankroll of $250 per slot machine and $2,000 for each live table game. Nevada gaming regulations also require a minimum bankroll of $4,000 for a pari-mutuel race book and $7,500 for sports book. The actual minimum bankroll for the Park Central Property will depend upon the number of gaming devices and live table games placed on the casino floor upon opening of the Park Central Property.

We cannot assure you that we will be able to obtain all approvals and licenses from the Nevada Gaming Authorities on a timely basis or at all. In the event that our key executives fail to obtain the required gaming licenses, their employment with us would be terminated and we would no longer have access to their experience and expertise.

Company Registration Requirements

Before we can open our proposed casino on the Park Central Property, we will be required to be registered by the Nevada Gaming Commission as a publicly traded corporation, referred to as a registered company, for purposes of the Nevada Gaming Control Act. We will also be required to seek such a registration in connection with an acquisition of Riviera Holdings Corporation. Obtaining such registrations requires that we maintain a current ledger of the ownership of all shares of the company, provide detailed information as to the ownership, management and financial position of the company, and apply for an order of registration from the commission. The Nevada Gaming Authorities may make such investigation of the company or any of its officers, directors, securities holders or any other persons associated therewith as it deems necessary, and may deny granting an order of registration for any reason they deem reasonable. We cannot assure you that we can obtain an order of registration from the Nevada Gaming Authorities on a timely basis or at all.

We will be required to maintain and periodically submit detailed ownership, financial and operating reports to the Nevada Gaming Authorities and to provide any other information that the Nevada Gaming Authorities may require. Substantially all of our material loans, leases, sales of securities and similar financing transactions must be reported to, or approved by, the Nevada Gaming Authorities.

Individual Licensing Requirements

No person may become a stockholder or member of, or receive any percentage of the profits of, an intermediary company or company licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, us to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. Our officers, directors and certain key employees will be required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the

Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay for all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

Redemption or Mandatory Sale of Securities Owned By an Unsuitable Person

Our certificate of incorporation provides that, to the extent a gaming authority makes a determination of unsuitability or to the extent deemed necessary or advisable by our board of directors, we may redeem shares of our capital stock that are owned or controlled by an unsuitable person or its affiliates. The redemption price will be the amount, if any, required by the gaming authority or, if the gaming authority does not determine the price, the sum deemed by the board of directors to be the fair value of the securities to be redeemed. If we determine the redemption price, the redemption price will be capped at the closing price of the shares on the principal national securities exchange on which the shares are listed on the trading date on the day before the redemption notice is given. If the shares are not listed on a national securities exchange, the redemption price will be capped at the closing sale price of the shares as quoted on an inter-dealer quotation system, or if the closing price is not reported, the mean between the bid and asked prices, as quoted by any other generally recognized reporting system. The redemption price may be paid in cash, by promissory note, or both, as required, and pursuant to the terms established by, the applicable gaming authority and, if not, as we elect. In the event our board of directors determines that such a redemption would adversely affect us, we shall require such person and/or its affiliates to sell the shares of our capital stock subject to the redemption.

Consequences of Violating Gaming Laws

If the Nevada Gaming Commission decides that we violated the Nevada Gaming Control Act or any of its regulations, it could limit, condition, suspend or revoke our registrations and gaming license. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Gaming Control Act, or of the regulations of the Nevada Gaming Commission, at the discretion of the Nevada Gaming Commission. Further, the Nevada Gaming Commission could appoint a supervisor to operate our proposed casino and, under specified circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any of our gaming licenses and the appointment of a supervisor could, and revocation of any gaming license would, have a significant negative effect on our gaming operations.

Requirements for Beneficial Securities Holders

Regardless of the number of shares held, any beneficial holder of our voting securities, may be required to file an application, be investigated and have that person’s suitability as a beneficial holder of voting securities determined if the Nevada Gaming Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If such beneficial holder of our voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

The Nevada Gaming Control Act requires any person who acquires more than 5% of the voting securities of a registered company to report the acquisition to the Nevada Gaming Commission. The Nevada Gaming Control Act requires beneficial owners of more than 10% of a registered company’s voting securities to apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada State Gaming

Control Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Gaming Control Act, which acquires more than 10%, but not more than 15%, of the registered company’s voting securities may apply to the Nevada Gaming Commission for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the registered company, a change in the corporate charter, bylaws, management, policies or operations of the registered company, or any of its gaming affiliates, or any other action which the Nevada Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•	voting on all matters voted on by stockholders or interest holders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

•	other activities that the Nevada Gaming Commission may determine to be consistent with such investment intent.

Our certificate of incorporation includes provisions intended to help us implement the above restrictions. See “Description of Capital Stock — Prohibitions on the Receipt of Dividends, the Exercise of Voting or Other Rights or the Receipt of Other Remuneration.”

Consequences of Being Found Unsuitable

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or by the Chairman of the Nevada State Gaming Control Board, or who refuses or fails to pay the investigative costs incurred by the Nevada Gaming Authorities in connection with the investigation of its application, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of any voting security or debt security of a registered company beyond the period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to hold an equity interest or to have any other relationship with, we:

•	pay that person any dividend or interest upon any voting securities;

•	allow that person to exercise, directly or indirectly, any voting right held by that person relating to our company;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require the unsuitable person to relinquish such person’s voting securities including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

Gaming Laws Relating to Securities Ownership

The Nevada Gaming Commission may, in its discretion, require the holder of any debt or similar securities of a registered company to file applications, be investigated and be found suitable to own the debt or other security of the registered company if the Nevada Gaming Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Gaming Commission decides that a person is unsuitable to own the security, then under the Nevada Gaming Control Act, the registered company can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it:

•	pays to the unsuitable person any dividend, interest or any distribution whatsoever;

•	recognizes any voting right by the unsuitable person in connection with the securities;

•	pays the unsuitable person remuneration in any form; or

•	makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

We will be required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make the disclosure may be grounds for finding the record holder unsuitable. We will be required to render maximum assistance in determining the identity of the beneficial owner of any of our voting securities. The Nevada Gaming Commission has the power to require the stock certificates of any registered company to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act. We do not know whether this requirement will be imposed on us.

Approval of Public Offerings

Once we become a registered gaming company, we may not make a public offering of our securities without the prior approval of the Nevada Gaming Authorities.

By regulation, the Nevada Gaming Authorities consider all relevant material facts in determining whether to grant an approval of public offerings. The Nevada Gaming Authorities may further consider not only the effects of the action or approval requested by the applicant, but whatever other facts are deemed relevant, including but not limited to the following:

•	The business history of the applicant, including its record of financial stability, integrity, and success of its operations.

•	The current business activities and interest of the applicant, as well as those of its executive officers, promoters, lenders, and other sources of financing, or any other individuals associated therewith.

•	The current financial structure of the applicant, as well as changes which could reasonably be anticipated to occur to such financial structure as a consequence of the proposed action of the applicant.

•	The gaming-related goals and objectives of the applicant, including a description of the plans and strategy for achieving such goals and objectives.

•	The adequacy of the proposed financing or other action to achieve the announced goals and objectives.

•	The equity investment, commitment or contribution of present or prospective directors, officers, principal employees, investors, lenders, or other sources of financing.

To avoid delays which might otherwise be occasioned by investigative, analytical or other processing time, prior approval is typically sought through a Shelf Approval process. Shelf Approvals are obtained by submitting an application to the Nevada Gaming Authorities and are generally subject to certain restrictions. Such restrictions may include a limited life for the Shelf Approval, the ability of the Nevada Gaming Authorities to rescind the approval for good cause shown, restrictions on the ability to encumber gaming subsidiaries and approval for gaming subsidiaries to guarantee performance of obligations evidenced by a security.

We cannot assure you that we can obtain approval of a shelf registration or any other registration in a timely manner, or at all. Neither can we assure you what restrictions may be placed on any future application for approval of a sale of our securities.

Approval of Changes in Control

Once we become a registered company, we will be required to obtain prior approval of the Nevada Gaming Commission with respect to a change in control through:

•	consolidation;

•	stock or asset acquisitions;

•	management or consulting agreements; or

•	any act or conduct by a person by which the person obtains control of us.

Entities seeking to acquire control of a registered company must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission with respect to a variety of stringent standards before assuming control of the registered company. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Approval of Defensive Tactics

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchase of voting securities and corporate defense tactics affecting Nevada gaming licenses, and registered companies that are affiliated with those operations, may be harmful to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming operators and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Once we become a registered company, approvals may be required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

Fees and Taxes

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiaries respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either:

•	a percentage of the gross revenue received;

•	the number of gaming devices operated; or

•	the number of table games operated.

A casino entertainment tax is also paid by casino operators where entertainment is furnished in connection with the selling or serving of food or refreshments or the selling of merchandise. While we expect these fees and taxes to be significant, until we have an operating gaming facility it is impossible for us to determine with any specificity the impact such fees and taxes will have on our revenues.

Foreign Gaming Investigations

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with those persons, collectively referred to herein as licensees, and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada State Gaming Control Board of the licensee’s or registrant’s participation in such foreign gaming. We may be subject to these investigations in the event that we acquire or construct a gaming facility in a jurisdiction outside of Nevada. For example, in the event that we acquire control of the Riviera, we would become the owners of the Blackhawk Casino in Blackhawk, Colorado, thereby making us subject to these provisions. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Licensees and registrants are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee or registrant is also subject to disciplinary action by the Nevada Gaming Commission if it:

•	knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

•	fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•	engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

•	engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

•	employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

License for Conduct of Gaming and Sale of Alcoholic Beverages

The conduct of gaming activities and the service and sale of alcoholic beverages at the casino on the Park Central Property will be subject to licensing, control and regulation by the Clark County Liquor and Gaming Licensing Board. In addition to approving our company, the Clark County Liquor and Gaming License Board has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license. All licenses are revocable and are not transferable. The county agency has full power to limit, condition, suspend or revoke any license. Any disciplinary action could, and revocation would, have a substantial negative impact upon our operations.

Competition

Las Vegas is the largest gaming market in the United States and is also one of the fastest growing leisure, lodging and entertainment markets in the United States. During the year ended December 31, 2006, the Las Vegas gaming and hotel markets continued their upward trends with, among other things, a 0.9% increase in visitation to 38.9 million visitors, a 10.9% increase in Las Vegas Strip gaming revenue and a 16.0% increase in average daily room rates, all as compared to the year ended December 31, 2005.

Many properties on the Las Vegas Strip have opened over the past ten years, including the Wynn, the Bellagio, Mandalay Bay Resort & Casino, Paris Las Vegas, Planet Hollywood Resort and Casino and The Venetian. In addition, a number of existing properties on the Las Vegas Strip embarked on expansions during this period, including the Bellagio, the Luxor Hotel and Casino, Mandalay Bay Resort & Casino and Caesars Palace. Each of these properties incorporates a variety of commercial elements, including but not limited to hotel, casino, retail, entertainment and restaurant operations. As a result, the casino/hotel industry in Las Vegas is highly competitive across a broad array of categories. The Park Central Property is located on the Las Vegas Strip and is anticipated to compete in each of the aforementioned categories with these and other luxury-oriented properties.

The Park Central Property will also compete, to some extent, with other hotel/casino facilities in Nevada and Atlantic City, riverboat gaming facilities in other states, casino facilities on Native American lands and elsewhere in the world, state lotteries, and other forms of gaming. The continued proliferation of Native American gaming in California and elsewhere could have a negative impact on our operations. In particular, the legalization of casino gaming in or near metropolitan areas from which we attract customers, could have a negative effect on our business. In addition, new or renovated casinos in Macau or elsewhere in Asia could draw Asian gaming customers, including high-rollers, away from Las Vegas.

In addition to the existing casinos with which the Park Central Property is anticipated to compete, several new resorts are expected to open on or near the Las Vegas Strip before 2011, each of which is expected to include a variety of commercial elements, including but not limited to hotel, casino, retail, entertainment and restaurant operations. The major projects, which have either been announced or are currently under construction include, but are not limited to:

•	Palazzo — an approximately $1.85 billion development by Las Vegas Sands currently nearing completion north of the Park Central Property on the Las Vegas Strip adjacent to The Venetian.

•	Echelon Place — an approximately $4.0 billion development by Boyd Gaming located north of the Park Central Property on the Las Vegas Strip.

•	City Center — an approximately $7.0 billion development by MGM Mirage located directly across the street from the Park Central Property.

•	Cosmopolitan — an approximately $3 billion development by Condo Hotel Company currently under construction located north of the Park Central Property on the northwest corner of Harmon Avenue and the Las Vegas Strip.

Employees

As of December 31, 2007, we directly and through our subsidiaries employed approximately 14  people on a full time or part time basis. Though we expect to hire a substantial number of additional employees as we pursue our business plan, due to the early stage of our business, we are unable to estimate the number of employees that will ultimately be required to operate our business.

Legal Proceedings

In an action filed in New York County Supreme Court in 2005, two investors in The Robinson Group, LLC, a former tenant at the Hawaiian Marketplace located on Parcel 3 of the Park Central Property, sued Metroflag BP and Paul Kanavos individually, alleging fraudulent inducement for them to invest in the Robinson Group and seeking damages. The New York court has dismissed all claims except for a claim based on a theory of negligent misrepresentation, and we are seeking appeal of the decision relating to the remaining claim.

A dispute is pending with an adjacent property owner, Hard Carbon, LLC, an affiliate of Marriott International Inc. Hard Carbon, the owner of the Grand Chateau parcel adjacent to the Park Central Property on Harmon Avenue was required to construct a parking garage in several phases. Metroflag BP was required to pay for the construction of up to 202 parking spaces for use by another unrelated property owner and thereafter not have any responsibility for the spaces. Hard Carbon submitted contractor bids to Metroflag BP which were not approved by Metroflag BP, as required pursuant to the Reciprocal Easement Agreement, or REA. Instead of invoking the arbitration provisions of the REA, Hard Carbon constructed the garage without getting the required Metroflag approval. Marriott, on behalf of Hard Carbon, is seeking reimbursement of approximately $7 million. In a related matter, Hard Carbon has asserted that we are responsible for sharing the costs of certain road widening work performed by Marriott off of Harmon Avenue, which work Marriott undertook without seeking Metroflag’s approval as required under the REA. Settlement discussions between the parties on both matters have resulted in a tentative settlement agreement which would require us to make an aggregate payment of $4.3 million, which was recorded by Metroflag BP in 2007 as capitalized development costs. $4.0 million has been placed in a segregated account for this purpose and is included in restricted cash on Metroflag’s most recent balance sheet.

Intellectual Property

We intend to protect our intellectual property rights through a combination of patent, trademark, copyright, rights of publicity, and other laws, as well as licensing agreements and third party nondisclosure and assignment agreements. With respect to applications to register trademarks that have not yet been accepted, we cannot assure you that such applications to register trademarks that have not yet been accepted, we cannot assure you that such applications will be approved. Third parties may oppose the trademark applications, seek to cancel existing registrations or otherwise challenge our use of the trademarks. If they are successful, we could be forced to re-brand our products and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in one country as in another. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our license agreements with subsidiaries of CKX, we have the right to use intellectual property or certain other proprietary rights related to Elvis Presley and Muhammad Ali that are owned or controlled by, or licensed to such CKX subsidiaries, including, without limitation, certain trademarks owned in connection with the design, construction, operation, advertising and promotion of certain real estate properties and the design, manufacture, sale and promotion of themed merchandise. If we wish to (i) use the trademarks in connection with the design, construction, operation and promotion of properties or attractions or the design, manufacture, sale, and promotion of related merchandise, in each case, outside the countries and product classes in which the trademarks are presently registered or where applications for registrations are pending, or (ii) use the trademarks in connection with products or services for which they have not been registered, we may request that the relevant CKX subsidiary register the trademark(s) in such territory or for such products or services and such CKX subsidiary will file, at its sole costs and expense, an application for registration of the applicable trademark(s) in the requested territory or product class and will take all other actions that are reasonably necessary to pursue such applications. Notwithstanding the foregoing, each CKX subsidiary may refuse to file a new application for good cause.

With respect to other Elvis Presley or Muhammad Ali-related trademarks that are not owned by such CKX subsidiaries, or similar thereto or derivative thereof, and that we adopt for use in connection with a themed property in accordance with the license agreements, we have the right to own such trademarks and file such applications and registrations for use solely in connection with hotel and casino services (but not gaming or gambling equipment or products), in the case of Elvis Presley related trademarks, and lodging property services in the case of Muhammad Ali-related trademarks.

In February 2005, CKX acquired 85% of Elvis Presley Enterprises Inc. and 85% of Elvis Presley Enterprises, LLC, which together own the name, image, likeness, certain trademarks and other intellectual property related to Elvis Presley. The Presley acquisition was effected pursuant to an agreement with The Promenade Trust, whose sole beneficiary is Lisa Marie Presley. The Trust historically directly owned and operated the assets and businesses of Elvis Presley which existed at the time of his death and owned and operated the businesses and assets acquired and/or created after Elvis’ death through its ownership of 100% of Elvis Presley Enterprises, Inc. Prior to consummation of the Presley Acquisition, the Trust contributed the Presley assets and businesses not owned by Elvis Presley Enterprises Inc. to a newly formed Tennessee limited liability company, Elvis Presley Enterprises, LLC. As a result of the acquisition of Elvis Presley Enterprises, Inc. and Elvis Presley Enterprises LLC as described above, CKX succeeded to ownership and control of the intellectual property held in such companies.

In April 2006, CKX acquired from Muhammad Ali an 80%-interest in the name, image, likeness and all other rights of publicity of Muhammad Ali, certain trademarks owned by Mr. Ali and his affiliates and the rights to all existing Ali license agreements. CKX contributed these assets to, and operates the Muhammad Ali business through, Muhammad Ali Enterprises, LLC, which was formerly named G.O.A.T. LLC.

Our rights to the Elvis Presley and Muhammad Ali-related intellectual property are only those as are specifically set forth in the respective license agreements. We may only exploit such intellectual property in the categories and in the manners specifically provided for in the agreements. Elvis Presley Enterprises and Muhammad Ali Enterprises exploit their intellectual property in numerous commercial categories to which we have no right. We do not participate in any way in such commercial exploitations nor can we prevent such uses.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

FX Real Estate and Entertainment Inc. was recently organized as a Delaware corporation in preparation for the distribution. On September 26, 2007, holders of common membership interests in FX Luxury Realty, LLC, a Delaware limited liability company, exchanged all of their common membership interests for shares of common stock of FX Real Estate and Entertainment. Following this reorganization, FX Real Estate and Entertainment owns 100% of the outstanding common membership interests of FX Luxury Realty. We hold our assets and conduct our operations through our subsidiary FX Luxury Realty and its subsidiaries. All references to FX Real Estate and Entertainment for the periods prior to the date of the reorganization shall refer to FX Luxury Realty and its consolidated subsidiaries. For all periods as of and subsequent to the date of the reorganization, all references to FX Real Estate and Entertainment shall refer to FX Real Estate and Entertainment and its consolidated subsidiaries, including FX Luxury Realty.

Prior to May 11, 2007, the date upon which Flag Luxury Properties contributed its interests in the Metroflag entities which directly owned 50% of the Park Central Property to FX Luxury Realty, FX Luxury Realty was a company with no operations. The following summary historical data is derived from the financial statements of FX Real Estate and Entertainment, FX Luxury Realty and Metroflag (as predecessor) appearing elsewhere in this prospectus and should be read in conjunction with our consolidated financial statements and notes thereto and Metroflag’s Combined Financial Statements and Notes thereto, included elsewhere in this prospectus, as well as the information appearing in “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Unaudited Pro Forma Condensed Combined Financial Information is being presented to reflect the pro forma impact of (i) the consummation of the various transactions that resulted in our acquisition of the 50% of the Metroflag entities that we did not already own on July 5, 2007 and the related financing, and (ii) the license agreements we entered into with Elvis Presley Enterprises, Inc. and Muhammad Ali Enterprises LLC on June 1, 2007.

Purchase of Additional 50% Interest in Metroflag

On July 6, 2007, we acquired the 50% we did not own of the Metroflag entities that collectively own the Park Central Property. As a result of this purchase, we own 100% of Metroflag and have consolidated the operations of Metroflag from this date. The total consideration paid for the remaining 50% interest in Metroflag was $180 million.

Park Central Loan

On July 6, 2007, Metroflag increased the size of its senior loan from an affiliate of Credit Suisse from $370 million to $475 million. The loan is secured by Metroflag’s interest in the Park Central Property. The additional loan proceeds were used to provide funding for the acquisition of the other 50% of Metroflag and to increase the amount held by Metroflag in escrow accounts to fund future pre-development spending and interest on the debt. The loans, which are comprised of three separate tranches, expire on July 5, 2008, but can be extended for up to two six month periods by Metroflag, subject to specified conditions.

Elvis Presley License Agreement

On June 1, 2007, FX Luxury Realty entered into a worldwide exclusive license agreement with Elvis Presley Enterprises, Inc., granting FX Luxury Realty the right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating, and promoting Elvis Presley-themed real estate and attraction based properties, including Elvis Presley-themed hotels, casinos, theme parks, lounges and clubs (subject to certain restrictions). The license also grants FX Luxury Realty the non-exclusive right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating and promoting Elvis Presley-themed restaurants.

Muhammad Ali License Agreement

Also on June 1, 2007, FX Luxury Realty entered into a worldwide exclusive license agreement with Muhammad Ali Enterprises LLC, granting FX Luxury Realty the right to use Muhammad Ali-related intellectual property in connection with designing, constructing, operating, and promoting Muhammad Ali-themed real estate and attraction based properties, including Muhammad Ali-themed hotels and retreat centers (subject to certain restrictions).

Basis of Presentation of Unaudited Pro Forma Condensed Combined Financial Information

Our Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2006 and the nine months ended September 30, 2007 are presented as if we had completed on January 1, 2006 (i) the various transactions that resulted in our acquisition of the 50% interest of Metroflag that we did not already own on July 6, 2007 and the related financing; and (ii) the license agreements with Elvis Presley Enterprises, Inc. and Muhammad Ali Enterprises LLC, which were entered into on June 1, 2007.

No pro forma balance sheet is included because all of the transactions referenced above occurred prior to September 30, 2007 and are therefore reflected in our unaudited balance sheet at September 30, 2007.

Metroflag is our predecessor company. Therefore, the operations of Metroflag are reflected in the pro forma adjustments for the year ended December 31, 2006 and the nine months ended September 30, 2007.

Our Unaudited Pro Forma Condensed Combined Financial Statements are based upon available information and upon certain estimates and assumptions as described in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements. These estimates and assumptions are preliminary and have been made solely for purposes of developing these Unaudited Pro Forma Condensed Combined Financial Statements. The allocation of the purchase price of Metroflag is preliminary and may be adjusted for changes in the valuations of the fair value of the assets acquired and liabilities assumed.

Our Unaudited Pro Forma Condensed Combined Financial Statements are based upon, and should be read in conjunction with, our historical financial statements and the related notes to such financial statements and the historical financial statements of Metroflag, the predecessor to FX Luxury Realty.

Our Unaudited Pro Forma Condensed Combined Financial Statements do not purport to be indicative of the results that would have been reported had such events actually occurred on the dates specified. Metroflag derived revenue primarily from commercial leasing activities on the properties comprising the Park Central Property. Due to the fact that our business plan going forward involves a phased redevelopment of the Park Central Property, we will cease engaging in these commercial leasing activities as our development projects are implemented. As such, our Unaudited Pro Forma Condensed Combined Financial Statements are not representative of our planned business going forward or indicative of our future operating and financial results. These financial statements should not be relied upon by you to evaluate our business and financial condition going forward.

FX Real Estate and Entertainment Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
For The Year Ended December 31, 2006
(amounts in thousands)

		Metroflag
		Acquisition, Related
	Metroflag	Financing and		Pro Forma
	(Predecessor)	Other Adjustments		Condensed Combined
		(Note 1)

Revenue	$5,581	$		$5,581
Operating expenses:
License fees	—	10,000	C	10,000
Selling, general and administrative expenses	104			104
Depreciation and amortization	358			358
Operating and maintenance	776			776
Real estate taxes	410			410

Total operating expenses	1,648	10,000		11,648

Operating income (loss)	3,933	(10,000)		(6,067)
Interest expense, net	(21,934)	(15,225	) B	(37,159)
Loss from incidental operations	(22,059)			(22,059)

Net loss	$(40,060)	$(25,225)		$(65,285)

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

FX Real Estate and Entertainment Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
For The Nine Months Ended September 30, 2007
(amounts in thousands)

					Pro Forma
		FX Real			Condensed
		Estate and	Metroflag		Combined
	Metroflag (Predecessor)	Entertainment	Acquisition, Related		January 1 –
	January 1-May 10,	May 11-September 30,	Financing and		September 30,
	2007	2007	Other Adjustments		2007
			(Note 1)

Revenue	$2,079	$1,346	$942	A	$4,367
Operating expenses:
License fees	—	5,714	1,786	C	7,500
Selling, general and administrative expenses	421	1,338	69	A	1,828
Corporate expenses	—	2,349			2,349
Depreciation and amortization	128	86	54	A	268
Operating and maintenance	265	145	84	A	494
Real estate taxes	153	116	66	A	335

Total operating expenses	967	9,748	2,059		12,774

Operating income (loss)	1,112	(8,402)	(1,117)		(8,407)
Interest income (expense), net	(14,444)	(15,331)	(7,359	)B	(44,743)
			(7,609	)A
Other income (expense)	—	(6,358)			(6,358)
Loss from retirement of debt	(3,507)	—			(3,507)

Loss before equity in earnings (loss) of unconsolidated affiliates, minority interest and incidental operations	(16,839)	(30,091)	(16,085)		(63,015)
Equity in earnings (loss) of unconsolidated affiliates	—	(4,969)	4,969	A	—
Minority interest	—	579			579
Loss from incidental operations	(7,790)	(5,113)	(2,997	)A	(15,900)

Net loss	$(24,629)	$(39,594)	$(14,113)		$(78,336)

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(amounts in thousands)

1.	Pro Forma Adjustments

These adjustments are necessary to present our pro forma results of operations for the year ended December 31, 2006 and the nine months ended September 30, 2007 to reflect our purchase of the additional 50% interest in Metroflag on July 6, 2007, the related financing, and the entry into the license agreements.

A.	To convert our interest in Metroflag from an investment accounted for under the equity method to a consolidated entity due to our acquisition of the 50% of Metroflag we did not already own. This entry eliminates our 50% equity interest in affiliate recorded for the period from May 11, 2007 to July 5, 2007 of $5.0 million, so as to present the results of Metroflag as a consolidated subsidiary for the nine months ended September 30, 2007.

B.	To reflect incremental pro forma interest expense of $15.2 million and $7.4 million for the year ended December 31, 2006 and the period January 1, 2007 to July 5, 2007, respectively, on the $105 million of additional borrowings incurred to partially fund the purchase of the remaining 50% interest in Metroflag at an interest rate of 14.5%.

C.	To reflect our commitments under the license agreements signed with CKX’s subsidiaries, Elvis Presley Enterprises and Muhammad Ali Enterprises. The aggregate guaranteed annual minimum royalty payments under the license agreements for 2007 are $10.0 million.

	Year Ended	Nine Months Ended
	December 31, 2006	September 30, 2007

Guaranteed minimum royalty payment	$10,000	$7,500
Historical royalty expense recorded	—	(5,714)

Incremental pro forma expense	$10,000	$1,786

FX Luxury Realty and Metroflag have historically operated as partnerships and therefore have not been subject to income taxes. As a result of the reorganization transactions described elsewhere herein, we will become subject to corporate income taxes. No adjustments have been reflected for income taxes in the accompanying pro forma condensed combined statements of operations as we have incurred substantial losses during the periods presented in the pro forma financial statements and have substantial doubts about our ability to utilize any future tax benefits arising therefrom.

We expect to incur incremental corporate expenses over our historical expense levels as we pursue redevelopment of the Park Central Property and pursues similar real estate and attraction based projects throughout the world. We have yet to commit to any significant incremental expenses; the degree and timing of committing to and incurring such expenses is dependent on our executing our business plans; therefore, no pro forma adjustment can be estimated at this time.

SELECTED HISTORICAL FINANCIAL INFORMATION

FX Real Estate and Entertainment Inc. was recently organized as a Delaware corporation in preparation for the distribution. On September 26, 2007, holders of common membership interests in FX Luxury Realty, LLC, a Delaware limited liability company, exchanged all of their common membership interests for shares of common stock of FX Real Estate and Entertainment. Following this reorganization, FX Real Estate and Entertainment owns 100% of the outstanding common membership interests of FX Luxury Realty. We hold our assets and conduct our operations through FX Luxury Realty and its subsidiaries. All references to FX Real Estate and Entertainment for the periods prior to the date of the reorganization shall refer to FX Luxury Realty and its consolidated subsidiaries. For all periods as of and subsequent to the date of the reorganization, all references to FX Real Estate and Entertainment shall refer to FX Real Estate and Entertainment and its consolidated subsidiaries, including FX Luxury Realty.

Prior to May 11, 2007, the date upon which Flag Luxury Properties contributed its interests in the Metroflag entities which directly owned 50% of the Park Central Property to FX Luxury Realty, FX Luxury Realty was a company with no operations. The following historical data is derived from the financial statements of FX Real Estate and Entertainment, FX Luxury Realty and Metroflag (as predecessor) appearing elsewhere in this prospectus and should be read in conjunction with our consolidated financial statements and notes thereto and Metroflag’s Combined Financial Statements and Notes thereto, included elsewhere in this prospectus, as well as the information appearing in “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our selected historical financial data for each of the five years ended December 31, 2006 and as of December 31, 2002, 2003, 2004, 2005 and 2006 is represented by Metroflag (as predecessor) which have been derived from Metroflag’s audited Combined Financial Statements and Notes thereto, as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, included in this prospectus and should be read in conjunction therewith. Metroflag’s selected historical financial data as of December 31, 2002 2003 and 2004 and for the years ended December 31, 2002 and 2003 have been derived from the unaudited Combined Financial Statements and Notes thereto as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003, which are not included within this prospectus.

Our selected historical financial data for the period from May 11, 2007 to June 30, 2007 includes the results of Metroflag accounted for under the equity method of accounting. Our historical financial data for the period from May 11, 2007 through September 30, 2007 includes the results of Metroflag accounted for under the equity method of accounting through July 5, 2007 and reflect the consolidation of Metroflag from July 6, 2007 through September 30, 2007. Our selected statement of operations data for the period from January 1, 2007 to May 10, 2007 and the nine months ended September 30, 2006 reflects the results of Metroflag for the entire period (as predecessor).

In the opinion of management, our and Metroflag’s unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations for these periods and financial position at those dates. This prospectus includes historical financial statements and pro forma financial information of our predecessor, Metroflag, based on its historical businesses and operations. Metroflag derived revenue primarily from commercial leasing activities on the properties comprising the Park Central Property. Due to the fact that our business plan going forward involves a phased redevelopment of the Park Central Property, we will cease engaging in these commercial leasing activities as our development projects are implemented. As such, the historical financial statements included in this prospectus are not representative of our planned business going forward or indicative of our future operating and financial results. These financial statements should not be relied upon by you to evaluate our business and financial condition going forward.

	FX Real Estate and Entertainment Inc.
	Metroflag (Predecessor)
						Nine Months		FX Real Estate
						Ended	January 1 –	and Entertainment Inc.
	Year Ended December 31,					September 30,	May 10,	May 11, 2007 –	May 11, 2007 –
	2002	2003	2004	2005	2006	2006	2007	June 30, 2007(a)	September 30, 2007(a)
	(unaudited)	(unaudited)				(unaudited)			(unaudited)
(amounts in thousands)
Statement of Operations Data:
Revenue	$3,202	$6,505	$10,703	$4,888	$5,581	$4,150	$2,079	$—	$1,346
Operating expenses (excluding depreciation and amortization)	4,850	5,402	7,968	861	1,290	1,030	839	1,838	9,662
Depreciation and amortization	1,104	782	1,534	379	358	268	128	—	86
Operating income (loss)	(2,752)	321	1,201	3,648	3,933	2,852	1,112	(1,838)	(8,402)
Interest income (expense), net	(941)	(1,344)	(4,247)	(13,090)	(21,934)	(19,620)	(14,444)	189	(15,331)
Other income (expense)	—	—	—	—	—	—	—	(377)	(6,358)
Loss from retirement of debt	—	—	(5,000)	(2,967)	—	—	(3,507)	—	—
Loss before equity in earnings (loss) of affiliates, minority interest and incidental operations	(3,693)	(1,023)	(8,046)	(12,409)	(18,001)	(16,768)	(16,839)	(2,026)	(30,091)
Equity in earnings (loss) of affiliate	—	—	—	—	—	—	—	(4,455)	(4,969)
Minority interest	—	—	—	—	—	—	—	244	579
Loss from incidental operations(b)	—	—	—	(11,836)	(22,059)	(12,479)	(7,790)	—	(5,113)

Net loss	$(3,693)	$(1,023)	$(8,046)	$(24,245)	$(40,060)	$(29,247)	$(24,629)	$(6,237)	$(39,594)

(a)	For the period May 11, 2007 to July 5, 2007, we accounted for our interest in Metroflag under the equity method of accounting because we did not have control with our then 50% ownership interest. Effective July 6, 2007, with our purchase of the 50% of Metroflag that we did not already own, we consolidated the results of Metroflag.

(b)	In 2005, Metroflag adopted a formal redevelopment plan covering certain of the properties which resulted in the operations relating to these properties being reclassified as incidental operations in accordance with Statement of Financial Accounting Standards No. 67, Accounting for the Costs and Initial Operations of Real Estate Projects.

FX Real Estate and Entertainment Inc.

						FX Real
						Estate and
	Metroflag (Predecessor)					Entertainment Inc.
	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2007
	(unaudited)	(unaudited)				(unaudited)
(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,043	$1,885	$1,741	$3,457	$1,643	$3,823
Other current assets	256	982	1,178	4,255	12,889	114,706
Investment in real estate, at cost	52,454	65,725	89,739	202,639	280,574	578,588
Total assets	53,857	69,463	103,599	221,084	296,607	707,955
Current liabilities (excluding current portion of debt)	250	670	1,671	2,613	4,787	20,732
Debt	51,875	63,737	84,270	200,705	313,635	512,661
Total liabilities	52,332	65,948	87,201	205,665	321,346	533,535
Stockholders’/Members’ equity	1,525	3,515	16,398	15,419	(24,739)	174,240

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

FX Real Estate and Entertainment Inc. was recently organized as a Delaware corporation in preparation for the distribution. On September 26, 2007, holders of common membership interests in FX Luxury Realty, LLC, a Delaware limited liability company, exchanged all of their common membership interests for shares of common stock of FX Real Estate and Entertainment. Following this reorganization, FX Real Estate and Entertainment owns 100% of the outstanding common membership interests of FX Luxury Realty. We hold our assets and conduct our operations through our subsidiary FX Luxury Realty and its subsidiaries. All references to FX Real Estate and Entertainment for the periods prior to the date of the reorganization shall refer to FX Luxury Realty and its consolidated subsidiaries. For all periods as of and subsequent to the date of the reorganization, all references to FX Real Estate and Entertainment shall refer to FX Real Estate and Entertainment and its consolidated subsidiaries, including FX Luxury Realty.

FX Luxury Realty was formed on April 13, 2007. On May 11, 2007, Flag Luxury Properties, a privately owned real estate development company, contributed to FX Luxury Realty its 50% ownership interest in the Metroflag entities in exchange for all of the membership interests of FX Luxury Realty. On June 1, 2007, FX Luxury Realty acquired 100% of the outstanding membership interests of RH1, LLC and Flag Luxury Riv, LLC, which together own certain equity interests in Riviera Holdings Corporation, a publicly traded company which owns and operates the Riviera Hotel and Casino in Las Vegas, Nevada, and the Blackhawk Casino in Blackhawk, Colorado. On June 1, 2007, CKX contributed $100 million in cash to FX Luxury Realty in exchange for a 50% common membership interest therein. As a result of CKX’s contribution, each of CKX and Flag Luxury Properties owned 50% of the common membership interests in FX Luxury Realty, while Flag Luxury Properties retained a $45 million preferred priority distribution in FX Luxury Realty.

On May 30, 2007, FX Luxury Realty entered into an agreement to acquire the remaining 50% ownership interest in the Metroflag entities from an unaffiliated third party for total consideration of $180 million in cash, $172.5 million of which was paid in cash at closing and $7.5 million of which was an advance payment made in May 2007 (funded by a $7.5 million loan from Flag Luxury Properties). The cash payment at closing on July 6, 2007 was funded from $92.5 million cash on hand and $105.0 million in additional borrowings under the Park Central Loan, which amount was reduced by $21.3 million deposited into a restricted cash account to cover debt service commitments and $3.7 million in debt issuance costs. The $7.5 million loan from Flag Luxury Properties was repaid on July 9, 2007. This transaction was consummated on July 6, 2007. As a result of this purchase, FX Luxury Realty now owns 100% of Metroflag, and therefore consolidates the operations of Metroflag beginning on July 6, 2007.

The following management’s discussion and analysis of financial condition and results of operations is based on the historical financial condition and results of operations of Metroflag, as predecessor, rather than those of FX Luxury Realty, for the period prior to May 11, 2007.

The historical financial statements of Metroflag and related management’s discussion and analysis of financial condition and results of operations reflect Metroflag’s ownership of 100% of the Park Central Property. Therefore, these financial statements are not directly comparable to FX Luxury Realty’s financial statements prior to July 6, 2007 which account for FX Luxury Realty’s 50% ownership of Metroflag under the equity method of accounting. As a result of the acquisition of the remaining 50% interest in Metroflag on July 6, 2007, we have made changes to the historical capital and financial structure of our company, which are noted below under “Liquidity and Capital Resources.”

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the historical financial statements and notes thereto for Metroflag and “Selected Historical Financial Information” included elsewhere herein. However, management’s discussion and analysis of financial condition and results of operations and such historical financial statements and information should not be relied upon by you to evaluate our business and financial condition going forward because they are not representative of our planned business going forward or indicative of our future operating and financial results. For example, as described below and in the historical financial statements and information included elsewhere in this prospectus, our predecessors derived revenue primarily from commercial leasing activities on the properties comprising the

Park Central Property. We intend to cease engaging in these commercial leasing activities as we implement our phased redevelopment of the Park Central Property.

Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the U.S. required us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The critical accounting policies that we employed in the preparation of our consolidated financial statements are those which involve marketable securities, financial instruments, real estate investments and incidental operations.

Marketable Securities

Marketable securities are available for sale in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities and accordingly are carried at fair value with the unrealized gain or loss reported in other comprehensive income. Unrealized losses considered to be other than temporary are recognized currently in earnings. Fair value is determined by currently available market prices.

Financial Instruments

We have a policy and also are required by our lenders to use derivatives to partially offset the market exposure to fluctuations in interest rates. In accordance with SFAS No. 133, Accounting for Certain Investments in Debt and Equity Securities, we recognize these derivatives on the balance sheet at fair value and adjust them on a quarterly basis. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company does not enter into derivatives for speculative or trading purposes.

The carrying value of our accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these instruments. The carrying value of our variable-rate note payable is considered to be at fair value since the interest rate on such instrument re-prices monthly based on current market conditions.

Real Estate Investments

Land, buildings and improvements are recorded at cost. All specifically identifiable costs related to development activities are capitalized into capitalized development costs on the combined balance sheet. The capitalized costs represent pre-development costs essential to the development of the property and include designing, engineering, legal, consulting, obtaining permits, construction, financing, and travel costs incurred during the period of development.

We follow the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). In accordance with SFAS 144, we review our real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon expected undiscounted cash flows from the property. We determine impairment by comparing the property’s carrying value to an estimate of fair value based upon varying methods such as (i) estimating future cash flows, (ii) determining resale values, or (iii) applying a capitalization rate to net operating income using prevailing rates. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of Las Vegas and tenant credit quality. In the event that the carrying amount of a property is not recoverable and exceeds its fair value, we will write down the asset to fair value. There was no impairment loss recognized by us during the periods presented.

Incidental Operations

We follow the provisions of Statement of Financial Accounting Standards No. 67, Accounting for Costs and Initial Operations of Real Estate Projects (“SFAS 67”) to account for certain operations. In accordance with SFAS 67, these operations are considered “incidental,” and as such, for each entity, when the incremental revenues exceed the incremental costs, such excess is accounted for as a reduction of capitalized costs of the redevelopment project.

FX Real Estate and Entertainment Operating Results

Our results for the period from inception (May 11, 2007) to September 30, 2007 reflects our accounting for our investment in Metroflag as an equity method investment from May 11, 2007 through July 5, 2007 because we did not maintain control, and on a consolidated basis from July 6, 2007 through September 30, 2007 due to the acquisition of the remaining 50% of Metroflag that we did not already own on July 6, 2007.

On September 26, 2007, we exercised the Riviera option, acquiring 573,775 shares in Riviera for $13.2 million. We recorded a $6.4 million loss on the exercise, reflecting a decline in the price of Riviera’s common stock from the date the option was acquired. The loss was recorded in other expense in the consolidated statements of operations.

Our results reflected $1.3 million in revenue and $9.7 million in operating expenses. Included in operating expenses is $5.7 million in license fees, representing four months (June-September) of the 2007 guaranteed annual minimum royalty payments under the license agreements with Elvis Presley Enterprises and Muhammad Ali Enterprises.

For the period from May 11, 2007 to September 30, 2007, we had $15.3 million in net interest expense, including $15.1 million for Metroflag which was included in our consolidated results commencing July 6, 2007.

Metroflag Operating Results

As of September 30, 2007, the Park Central Property consisted of six contiguous land parcels that comprise a collective 17.72 acres of land located at the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada. The property is occupied by a motel and several retail and commercial tenants with a mix of short and long-term leases. The historical business of Metroflag was to acquire the parcels and to engage in commercial leasing activities. All revenues are derived from these commercial leasing activities and include minimum rentals and percentage rentals on the retail space.

We are in the planning stages of developing a hotel, casino, entertainment, retail, commercial and residential development project on the Park Central Property.

In 2005, we adopted a formal redevelopment plan covering certain of the properties which resulted in the operations related to these properties being reclassified as incidental operations in accordance with SFAS No. 67.

The following Metroflag results of operations for the nine month periods ended September 30, 2007 and 2006 are not representative of our ongoing results since we accounted for our investment in Metroflag under the equity method of accounting from May 11, 2007 through July 5, 2007 and consolidated Metroflag’s operations from July 6, 2007 through September 30, 2007.

Given the significance of the Metroflag operations to our current and future results of operations and financial condition, we believe that an understanding of Metroflag’s reported results, trends and performance is enhanced by presenting its results of operations on a stand-alone basis for the nine month periods ended September 30, 2007 and 2006. This stand-alone financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place as of January 1, 2006.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

	January 1, 2007	May 11, 2007
	through	through	Nine Months Ended September 30,
(amounts in thousands)	May 10, 2007	September 30, 2007	2007	2006	Variance
		(unaudited)	(unaudited)

Revenue	$2,079	$2,287	$4,366	$4,150	$216
Operating expenses	(839)	(677)	(1,516)	(1,030)	(486)
Depreciation and amortization	(128)	(140)	(268)	(268)	—

Income from operations	1,112	1,470	2,582	2,852	(270)
Interest expense, net	(14,444)	(22,680)	(37,124)	(19,620)	(17,504)
Loss from early retirement of debt	(3,507)	—	(3,507)	—	(3,507)
Loss from incidental operations	(7,790)	(8,112)	(15,902)	(12,479)	(3,423)

Net loss	$(24,629)	$(29,322)	$(53,951)	$(29,247)	$(24,704)

Revenue

Revenue increased $0.2 million, or 5.2%, to $4.4 million in 2007 as compared to 2006 due to additional billings of common area maintenance and other revenues.

Operating Expenses

Operating expenses, primarily maintenance, real estate taxes and general and administrative costs increased $0.5 million, or 47.2%, to $1.5 million in 2007 as compared to 2006. There was a slight increase of $0.1 million in operating and maintenance expenses. General and administrative expenses increased by $0.3 million due to an increase in insurance expenses associated with additional property purchases.

Depreciation and Amortization Expense

Depreciation and amortization expense was unchanged at $0.3 million at September 30, 2007.

Interest Income/Expense

Interest expense increased $17.5 million to $37.1 million, or 89.2% in 2007 as compared to 2006 due to additional mortgage loans and the full year impact of incremental borrowings, and amortization of incremental deferred financing costs.

Loss from Early Retirement of Debt

Metroflag expensed $3.5 million in costs associated with the retirement of prior debt financing in 2007.

Loss from Incidental Operations

Loss from incidental operations increased $3.4 million or 27.4% to $15.9 million in 2007 as compared to 2006 due to higher depreciation and amortization of $3.7 million, and higher operating costs of $1.2 million, offset by an increase in revenues by $1.5 million.

Metroflag — Historical Operating Results for the Three Years Ended December 31, 2004, 2005 and 2006

Operating results for Metroflag for each of the three years ended December 31, 2004, 2005 and 2006 are as follows:

(amounts in thousands)	2004	2005	2006

Revenue	$10,703	$4,888	$5,581
Operating expenses	(7,968)	(861)	(1,290)
Depreciation and amortization expense	(1,534)	(379)	(358)

Income from operations	1,201	3,648	3,933
Interest expense, net	(4,247)	(13,090)	(21,934)
Loss from forfeit on deposit and early retirement of debt	(5,000)	(2,967)	—
Loss from incidental operations	—	(11,836)	(22,059)

Net loss	$(8,046)	$(24,245)	$(40,060)

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue

Revenue increased $0.7 million, or 14.2%, to $5.6 million in 2006 as compared to 2005 due to additional billings of common area maintenance and other revenues. The increase also was due to the full year impact of two land parcels that were purchased in 2005.

Operating Expenses

Operating expenses, primarily maintenance, real estate taxes and general and administrative costs, increased $0.4 million, or 49.9%, to $1.3 million in 2006 as compared to 2005. Operating and maintenance expenses increased $0.4 million to $0.8 million in 2006 as compared to 2005 due to the additional property purchases as the company managed several additional retail sites. General and administrative expenses was unchanged at $0.1 million in 2006 as compared to 2005. Real estate taxes increased $0.1 million to $0.4 million in 2006 due to the full year impact of properties that we purchased in 2005 and increased property assessments.

Depreciation and Amortization Expense

Depreciation and amortization expense was unchanged at $0.4 million in 2006.

Interest Income/Expense

Interest expense increased $8.8 million, or 67.6%, to $21.9 million in 2006 as compared to 2005 due to additional mortgage loans of $100.9 million to finance the additional property purchases in 2006, the full year impact of the 2005 incremental borrowings, and amortization of incremental deferred financing costs.

Loss from Incidental Operations

Loss from incidental operations increased $10.2 million, or 86.4%, to $22.1 million in 2006 as compared to 2005 due to higher depreciation and amortization of $5.9 million, higher operating costs of $1.9 million, the inclusion of an additional property parcel that contributed $3.2 million to the loss, which were partially offset by increased revenues of $0.8 million.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue

Revenue decreased $5.8 million, or 54.4% to $4.9 million in 2005 as compared to 2004 due to a $11.9 million reclassification of revenues to incidental operations due to the adoption of a formal redevelopment plan, which offset increased revenues from property purchases.

Operating Expenses

Operating expenses, primarily maintenance, real estate taxes and general and administrative costs, decreased $7.1 million, or 89.2%, to $0.9 million in 2005 as compared to 2004. Operating and maintenance expenses decreased $3.3 million to $0.4 million, general and administrative expenses decreased $3.3 million to $0.1 million and real estate taxes decreased $0.4 million to $0.3 million in 2005 as compared to 2004 due primarily to the adoption in 2005 of a formal redevelopment plan covering certain of the properties which resulted in these properties being reclassified as incidental operations in accordance with SFAS 67.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased $1.2 million to $0.4 million in 2005 as compared to 2004 due primarily to the adoption in 2005 of a formal redevelopment plan covering certain of the parcels which resulted in these properties being reclassified as incidental operations in accordance with SFAS 67.

Interest Income/Expense

Interest expense increased $8.8 million, or 208.3%, to $13.1 million in 2005 as compared to 2004 due to additional mortgage loans to finance the additional property purchases in 2005, the full year impact of the 2004 incremental borrowings, and amortization of incremental deferred financing costs.

Loss from Forfeit on Deposit and Early Retirement of Debt

In 2005, Metroflag expensed $3.0 million in costs associated with the early prepayment and retirement of mortgage loans. In 2004, Metroflag expensed $5.0 million of unrecoverable cost associated with a potential property purchase.

Liquidity and Capital Resources

Introduction — The historical financial statements and financial information of our predecessors included in this prospectus are not representative of our planned business going forward or indicative of our future operating and financial results. Our current cash on hand is not sufficient to fund our current operations or to pay obligations that come due over the next six months, including paying the minimum annual guaranteed license fees under our Elvis Presley and Muhammad Ali-related license agreements, which are due on April 1, 2008, and our $23 million Riv loan which is due on March 15, 2008, subject to acceleration as described below. Pursuant to the employment agreement we are entering into with Barry Shier, our Chief Operating Officer, Mr. Shier is expected to purchase 500,000 shares of our common stock at a price of $5.14 per share, for an aggregate purchase price of $2.57 million. The closing of Mr. Shier’s stock purchase is expected to take place within five days following the date of this prospectus. Such funds will be used for working capital and general corporate purposes. We intend to pursue the rights offering described elsewhere herein as a means of generating the capital needed to repay the Riv loan and to fund the minimum license fee payments, in addition to satisfying certain other obligations and working capital requirements. If we are unable to complete the rights offering, we will need to seek alternative financing to satisfy the aforementioned obligations when due and fund our working capital needs beyond April 2008. We have no current plans with respect to securing alternative financing to fund our working capital needs, if necessary, and there can be no guarantee that we will able to secure such alternative financing on terms that are favorable to our business or at all.

Our independent registered public accounting firm’s report dated August 23, 2007 in our consolidated financial statements on page F-2 includes an explanatory paragraph indicating substantial doubt as to our ability to continue as a going concern.

Most of our assets are encumbered by our debt obligations as described below.

Riv Loan — On June 1, 2007, FX Luxury Realty entered into a $23 million loan with an affiliate of Credit Suisse. Proceeds from this loan were used for: (i) the purchase of the membership interests in RH1, LLC for $12.5 million from an affiliate of Flag Luxury Properties; (ii) payment of $8.1 million of the purchase price for the membership interests in Flag Luxury Riv, LLC; and (iii) repayment of $1.2 million to Flag Luxury Properties for funds advanced for the purchase of the 50% economic interest in the option to purchase an additional 1,147,550 shares of Riviera Holdings Corporation at a price of $23 per share. The Riv loan is personally guaranteed by Robert F.X. Sillerman. The Riv loan, as amended on September 24, 2007 and December 6, 2007, is due and payable on March 15, 2008. Our agreement with Credit Suisse to extend the due date for the $23 million Riv loan to March 15, 2008 is subject to acceleration upon the occurrence of any of the following events: (i) failure to consummate the distribution on or before January 10, 2008; (ii) failure to deliver a copy of an agreement with one or more parties backstopping the rights offering by January 28, 2008; (iii) if the rights offering registration statement is not declared effective by the Securities and Exchange Commission on or before February 27, 2008; and (iv) if the rights offering is not consummated on or before March 15, 2008. We are also required to make mandatory pre-payments under the Riv loan out of certain proceeds from equity transactions as defined in the loan documents. The Riv loan bears interest at a rate of LIBOR plus 250 basis points. The interest rate on the Riv loan at September 30, 2007 was 8.125%. Pursuant to the terms of the Riv loan, FX Luxury Realty was required to establish a segregated interest reserve account at closing. At September 30, 2007, FX Luxury Realty had $0.5 million on deposit in this interest reserve fund.

Park Central Loan — On May 11, 2007, an affiliate of Credit Suisse entered into a $370 million senior secured credit term loan facility relating to the Park Central Property, the proceeds of which were used to repay the then-existing mortgages on the Park Central Property. The borrowers were BP Parent, LLC, Metroflag BP, LLC and Metroflag Cable, LLC, subsidiaries of FX Luxury Realty. The loan was structured as a $250 million senior secured loan and a $120 million senior secured second lien loan. On July 6, 2007, simultaneously with FX Luxury Realty’s acquisition of the remaining 50% ownership interest in Metroflag, we amended the senior secured credit term loan facility, increasing the total amounts outstanding under the senior secured loan, referred to herein as the Park Central Senior Loan, and senior secured second lien loan, referred to herein as the Park Central Second Lien Loan, to $280 million and $195 million, respectively. The two loans are referred to collectively herein as the Park Central Loan. The Park Central Senior Loan is divided into a $250 million senior tranche, or Tranche A, and a $30 million junior tranche, or Tranche B. Interest is payable on the Park Central Senior Loan Tranche A and Tranche B and Park Central Second Lien Loan based on 30-day LIBOR plus 150 basis points, plus 400 basis points and plus 900 basis points, respectively. On July 6, 2007, the applicable LIBOR rate was 5.32%. The interest rates on the Park Central Senior Loan Tranche A and Tranche B and Park Central Second Lien Loan at September 30, 2007 were 7.0%, 9.5% and 14.5%, respectively. We also purchased a cap to protect the 30-day LIBOR rate at a maximum of 5.5%. Pursuant to the terms of the Park Central Loan, we had funded segregated reserve accounts of $84.7 million for the payment of future interest payable on the loan and to cover expected carrying costs, operating expenses and pre-development costs for the Park Central Property which are expected to be incurred during the initial term of the loan. The loan agreement provides for all collections to be deposited in a lock box and disbursed in accordance with the loan agreement. To the extent there is excess cash flow, it is to be placed in the pre-development reserve loan account. We had approximately $65.8 million on deposit in these accounts as of September 30, 2007. The Park Central Loan is repayable on July 6, 2008, provided that if we are not in default under the terms of the loan and meet certain other requirements, including depositing additional amounts into the interest reserve, carrying cost reserve and operating expense reserve accounts, we may elect to extend the maturity date for up to two additional six month periods. The Park Central Loan is secured by first lien and second lien security interests in substantially all of the assets of Metroflag, including the Park Central Property. The Park Central Loan is not guaranteed by FX Luxury Realty. The Park Central Loan includes certain financial and other maintenance covenants on the Park Central Property including limitations on indebtedness, liens, restricted payments, loan to value ratio, asset sales and related party transactions. The financial covenants on the $280 million tranche are: (i) the ratio of total indebtedness to the appraised value of the Park Central Properties real property under that loan can not exceed 66.5%; and (ii) the ratio of the outstanding principal amount of the Park Central Senior Loan to the total appraised value of the Park Central Properties real property can not exceed 39.0%. The financial covenant on the $195 million tranche is: (i) the ratio of total indebtedness to total appraised value of the Park Central Property real property under that loan can not exceed 66.5%. FX Luxury Realty and Flag Luxury Properties have issued a joint and severable guarantee to the lenders under the Park Central Loan for any losses they incur solely as a result of certain limited circumstances including fraud or intentional misrepresentation by the borrowers, FX Luxury Realty and Flag Luxury Properties and gross negligence or willful misconduct by the borrowers. Flag Luxury Properties’ guarantee terminates on the date it distributes its shares of our common stock to its members and certain employees.

On June 1, 2007, FX Luxury Realty signed a promissory note with Flag Luxury Properties for $7.5 million which was to reflect a non-refundable deposit made by Flag Luxury Properties on behalf of FX Luxury Realty in May 2007 as part of the purchase of the 50% interest in Metroflag that it did not already own. The note bears interest at 12% per annum through March 31, 2008, the maturity date of the note. The loan was repaid on July 9, 2007 out of proceeds from the increase in the Park Central Loan.

Also on June 1, 2007, FX Luxury Realty signed a promissory note with Flag Luxury Properties for $1.0 million, representing amounts owed Flag Luxury Properties related to funding for the purchase of the shares of Flag Luxury Riv. The note, included in due to related parties on the accompanying condensed consolidated balance sheet, bears interest at 5% per annum through December 31, 2007 and 10% from January 1, 2008 through March 31, 2008, the maturity date of the note. The Company discounted the note to fair value and records interest expense accordingly.

CKX Line of Credit — On September 26, 2007, CKX entered into a Line of Credit Agreement with us pursuant to which CKX agreed to loan up to $7.0 million to us, $6.0 million of which was drawn down on September 26, 2007 and is evidenced by a promissory note dated September 26, 2007. We used $5.5 million of the proceeds of the loan, together with proceeds from additional borrowings, to exercise our option to acquire an additional 573,775 shares of Riviera Holdings Corporation’s common stock at a price of $23 per share. The loan bears interest at LIBOR plus 600 basis points and is payable upon the earlier of (i) two years and (ii) our consummation of an equity raise at or above $90.0 million. On September 30, 2007 the effective interest rate on this loan was 11.20%.

Bear Stearns Margin Loan — Also on September 26, 2007, we entered into a $7.7 million margin loan with Bear Stearns. We used the proceeds of the loan, together with the proceeds from the CKX line of credit, to exercise the option to acquire an additional 573,775 shares of Riviera Holdings Corporation’s common stock at a price of $23 per share. The margin loan requires a maintenance margin equity of 40% of the shares’ market value and bears interest at LIBOR plus 100 basis points. On September 30, 2007 the effective interest rate on this loan was 6.13%.

Debt Covenants — The Park Central Loan and our other debt instruments contain covenants that regulate our incurrence of debt, disposition of property and capital expenditures. We and our subsidiaries were in compliance with all loan covenants as of September 30, 2007.

Additional Sale of Common Stock — On September 26, 2007, CKX acquired an additional $1.5 million of our common stock, and Flag Luxury Properties acquired an additional $0.5 million of our common stock pursuant to a stock purchase agreement, the pricing for which was based on the same valuation used at the time of CKX’s initial investment in FX Luxury Realty in June 2007.

Preferred Priority Distribution — In connection with CKX’s $100 million investment in FX Luxury Realty on June 1, 2007, CKX agreed to permit Flag Luxury Properties to retain a $45 million preferred priority distribution right which amount will be payable from the proceeds of certain pre-defined capital transactions, including completion of the planned rights offering. From and after November 1, 2007, Flag Luxury Properties is entitled to an annual return on the preferred priority distribution equal to the Citibank N.A. prime rate as reported from time to time in the Wall Street Journal. Robert F.X. Sillerman, our Chairman and Chief Executive Officer and Paul Kanavos, our President, each own directly and indirectly an approximate 29.3% interest in Flag Luxury Properties and each will receive his pro rata share of the priority distribution, when made.

Reorganization, Stockholder Distribution and Flag Luxury Properties Distribution — As a result of the reorganization described above, we own all the common membership interests in FX Luxury Realty. Prior to the date of this prospectus, Flag Luxury Properties distributed all of the shares of our common stock that it owned to its members and certain employees. As of the date of this prospectus, the stockholders of CKX hold approximately 50.25% of our outstanding shares of common stock, and the members and certain employees of Flag Luxury Properties hold approximately 49.75% of such shares.

Rights Offering — As soon as is commercially practicable following the distribution, we intend to offer our stockholders a right to purchase additional shares of our common stock in a rights offering. Flag Luxury Properties, on behalf of itself and its members, who collectively own 49.75% of our outstanding common stock, has agreed to waive its rights to participate in the rights offering. As a result, the only stockholders who will participate in the rights offering will be our public stockholders (including stockholders of CKX who receive shares of our common stock in the distribution and continue to own them as of the record date for the rights offering). The rights offering will take place as soon as a registration statement registering the rights is declared effective by the Securities and Exchange Commission. The number of shares of our common stock to be sold in the anticipated rights offering and the subscription price for these shares have not yet been determined. A registration statement relating to the subscription rights and the underlying shares of our common stock has not yet been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. The offering will be made only by means of a prospectus. The foregoing summary of the anticipated rights offering shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. We intend to use a portion of the proceeds from the rights offering to pay the $45 million priority distribution to Flag Luxury Properties as described above, to repay the $23 million Riv loan described above, to repay $1 million owed to Flag Luxury Properties as described above, to repay the amounts owed under the $7 million line of credit from CKX (of which $6 million is owed as of September 30, 2007) as described above, to make the first guaranteed annual payments totaling $10 million under the Elvis Presley Enterprises and Muhammad Ali Enterprises license agreements and for other general corporate purposes. It is anticipated that following the closing of the rights offering, and assuming full subscription (which we expect will be guaranteed by a backstop from one or more parties), we will be owned approximately 40% by the members and certain employees of Flag Luxury Properties and approximately 60% by public stockholders.

Cash Flows for the period from May 11, 2007 to September 30, 2007

Operating Activities

Cash used in operating activities of $11.0 million from inception (May 11, 2007) through September 30, 2007 consisted primarily of the net loss for the period of $39.6 million which includes depreciation and amortization costs of $5.4 million, deferred financing cost amortization of $3.6 million, the loss on the exercise of the Riviera option of $6.4 million, equity in loss of Metroflag for the period May 11, 2007 to July 5, 2007 of $5.0 million and changes in working capital levels of $8.1 million, which is primarily $5.7 million accrued for the Elvis Presley Enterprises and Muhammad Ali Enterprises license agreements.

Investing Activities

Cash used in investing activities during the period of $218.0 million, reflects cash used in the purchase of the additional 50% interest in Metroflag of $172.5 million, the cash used for the exercise of the Riv option of $13.2 million, cash used to purchase the Riviera interests of $21.8 million and $10.5 million of deposits into restricted cash accounts.

Financing Activities

Cash provided by financing activities during the period of $232.8 million reflects the $100.0 million investment from CKX, $105.0 million of additional borrowings under the loan on the Park Central Property, $23.0 million of proceeds from the Riv loan, the $6.0 million loan from CKX and $7.7 million margin loan from Bear Stearns used to fund the exercise of the Riv option and the $2.0 million of additional equity sold to CKX and Flag, partially offset by the repayment of members’ loans of $7.6 million and debt issuance costs paid of $3.7 million.

Metroflag — Cash Flows for the nine months ended September 30, 2007 and September 30, 2006

	January 1, 2007	May 11, 2007	Nine Months Ended
	through	through	September 30,
	May 10, 2007	September 30, 2007	2007	2006
		(unaudited)	(unaudited)

Net cash used in operating activities	$(18,630)	$(12,144)	$(30,774)	$(9,428)
Net cash provided by (used in) investing activities	11,496	(244,721)	(233,225)	(72,392)
Net cash provided by financing activities	6,979	257,406	264,385	80,947

Net (decrease)/increase in cash	(155)	541	386	(873)
Cash, beginning of period	1,643	1,488	1,643	3,457

Cash, end of period	$1,488	$2,029	$2,029	$2,584

Operating Activities

Net cash used in operating activities was $30.8 million for the nine months ended September 30, 2007 and $9.4 million for the nine months ended September 30, 2006. The change reflects the increase in the net loss in 2007 as compared to 2006.

Investing Activities

Net cash used in investing activities was $233.2 million for the nine months ended September 30, 2007 and $72.4 million for the nine months ended September 30, 2006.

Deposits into restricted cash accounts required under various lending agreements were $60.2 million for the nine months ended September 30, 2007 and $56.2 million for the nine months ended September 30, 2006.

Cash paid for acquisition of real estate was $172.5 million for the nine months ended September 30, 2007 reflecting the purchase of the additional 50% of Metroflag. Cash paid for the acquisition of real estate was $11.2 million in the nine months ended September 30, 2006.

Capitalized development costs were $0.5 million and $5.0 million for the nine months ended September 30, 2007 and 2006, respectively. The costs relate to the redevelopment of the property.

Financing Activities

Net cash provided by financing activities was $264.4 million for the nine months ended September 30, 2007 and $80.9 million for the nine months ended September 30, 2006.

For the nine months ended September 30, 2007, proceeds from refinanced mortgage loans of $475 million were used to extinguish prior debt obligations of $295 million and to fund the redevelopment. Capital contributions of $92.5 million were used to fund the purchase of the additional 50% of Metroflag and to prefund the redevelopment of the Park Central Property. The proceeds from members’ loans of $6.0 million were used to fund redevelopment working capital and to pay off loan extension fees. Deferred financing and leasing costs paid was $14.1 million.

For the nine months ended September 30, 2006, proceeds from refinanced mortgage loans of $73.8 million were used to fund acquisitions of real estate. The proceeds from members’ loans of $7.2 million were used to fund costs and to purchase real estate. Members’ distributions exceeded members’ contributions by $0.1 million.

Metroflag — Historical Cash Flow

Operating Activities

Net cash used in operating activities was $12.0 million in 2006, $13.4 million in 2005 and $5.4 million in 2004.

Investing Activities

Acquisitions of real estate totaled $92.4 million in 2006, $41.0 million in 2005, and $40.1 million in 2004. Deposits on land purchase was $10.1 million in 2004. The net deposits applied to land purchases were $4.8 million in 2006 and $5.9 million in 2005.

Net deposits into restricted cash accounts required under various lending agreements were $9.8 million in 2006 and $1.8 million in 2005.

Capitalized development costs of $5.2 million in 2006 and $5.0 million in 2005 relate to the redevelopment of the Park Central Property. In 2004, capitalized redevelopment costs totaled $2.5 million of which $1.4 million related to the development of the property.

Financing Activities

Net cash provided by financing activities was $112.8 million in 2006, $57.0 million in 2005 and $57.9 million in 2004.

In 2006, proceeds from mortgage loans of $100.9 million were used to fund acquisitions of real estate. The proceeds from members’ loans of $12.1 million were used to fund redevelopment working capital and to purchase the Travelodge property. Members’ distributions exceeded members’ contributions by $0.1 million.

In 2005, mortgage loans were re-financed for a net increase in borrowings of $47.2 million. The proceeds were primarily used to fund the redevelopment. There was a net repayment of members’ loans of $2.8 million. Members’ contributions exceeded members’ distributions by $23.3 million. $5.7 million was paid in deferred financing and leasing costs. $5.0 million was paid to a member as a preferred distribution.

In 2004, there were proceeds from borrowings of $33.5 million to fund acquisitions of real estate. There was a repayment of an existing mortgage of $5.4 million. The net repayment of member loans was $8.9 million. Members’ contributions exceeded members’ distributions by $20.9 million.

Uses of Capital

At September 30, 2007, we had $512.7 million of debt outstanding and $3.8 million in cash and cash equivalents.

Our current cash on hand is not sufficient to fund our current operations including paying the minimum annual guaranteed license fees under our Elvis Presley and Muhammad Ali license agreements with certain subsidiaries of CKX and payments of interest and principal due on our outstanding debt. The first installment on the license agreements is due April 1, 2008. Most of our assets are encumbered by our debt obligations. The $23 million Riv loan is due and payable on March 15, 2008 (subject to acceleration as described elsewhere herein). Metroflag is encumbered by the $475 million mortgage loan on the Park Central Property which is due and payable on July 6, 2008. Our ability to fund our operations and meet our debt obligations is dependant upon our ability to raise additional equity and to refinance our existing debt with longer-term obligations. We intend to pursue the rights offering described elsewhere herein as a means of potentially generating the additional cash we need to repay the $23.0 million Riv loan, pay the first year’s license payments due under our license agreements, pay the $45 million priority distribution to Flag Luxury Properties, repay $1 million owed to Flag Luxury Properties, repay the amounts owed under the line of credit from CKX (of which $6 million is currently owed) and for other general corporate purposes. If we are unable to complete the rights offering or secure an alternative source of capital we will not be able to meet these obligations as they come due.

Our long-term business plan is to develop and manage hotels and attractions worldwide including the redevelopment of our Park Central Property in Las Vegas, the development of one or more hotel(s) at or near Graceland and the development of Elvis Presley and Muhammad Ali-themed hotels and attractions worldwide. In order to fund these projects we will need to raise significant funds, likely through the issuance of debt and/or equity securities. Our ability to raise such financing will be dependant upon a number of factors including future conditions in the financial markets.

Capital Expenditures

Our business plan is to develop and manage hotels and attractions worldwide including the redevelopment of our Park Central Property in Las Vegas, the development of one or more hotel(s) at or near Graceland and the development of Elvis Presley and Muhammad Ali-themed hotels and attractions worldwide. Our plans regarding the size, scope and phasing of the redevelopment of the Park Central Property may change as we formulate and finalize our development plans. These changes may impact the timing and cost of the redevelopment. Because we are still in the pre-development planning stage, we have not prepared a definitive budget yet for development, though Management estimates costs of approximately $4.0 billion to redevelop the entire property. Although we expect that development of and construction of the Graceland hotel(s) will require very substantial expenditures over a period of several years, it is too early in the planning stages of such project to accurately estimate the potential costs of such project.

In connection with and as a condition to the Park Central Loan we have funded a segregated escrow account for the purpose of funding pre-development costs in connection with re-developing the property which we expect to incur over the next twelve months. The balance in the pre-development escrow account at September 30, 2007 was $25.4 million which is included in restricted cash on our balance sheet.

Dividends

We have no intention of paying any dividends on our common stock for the foreseeable future.

Debt Covenants

Our credit agreements contain covenants that regulate our incurrence of debt, disposition of property and capital expenditures. The Park Central Loan also requires the maintenance of restricted cash accounts. We were in compliance with all loan covenants as of September 30, 2007.

Commitments and Contingencies

There are various lawsuits and claims pending against us. We believe that any ultimate liability resulting from these actions or claims will not have a material adverse effect on our results of operations, financial condition or liquidity.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of September 30, 2007:

	Payments Due by Period
(amounts in thousands)	2007	2008	2009	2010	2011	Thereafter	Total

Debt (including interest)	$48,149	$501,910	$6,505	$—	$—	$—	$556,564
Licensing agreements(a)	—	20,000	10,000	20,000	20,000	120,000	190,000

Total	$48,149	$521,910	$16,505	$20,000	$20,000	$120,000	$746,564

(a)	We are required under the licensing agreements with Elvis Presley Enterprises and Muhammad Ali Enterprises to make guaranteed minimum annual royalty payments at fixed amounts through 2016, which are reflected in the table above. After 2016, the annual amounts are increased by 5% per year. This is not reflected in the table.

Inflation

Inflation has affected the historical performances of the business primarily in terms of higher rents we receive from tenants upon lease renewals and higher operating costs for real estate taxes, salaries and other administrative expenses. Although the exact impact of future inflation is indeterminable, we believe that our future costs to develop hotels and casinos will be impacted by inflation in construction costs.

Impact of Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for us beginning after January 1, 2008. We have not completed our assessment of the impact of SFAS 157 on our financial statements following adoption.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities, providing companies with an option to report selected financial assets and liabilities at fair value. SFAS 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. US GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of asset and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of our choice to use fair value on our earnings. It also requires entities to display the fair value of those assets and liabilities for which it has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of the adoption of SFAS 159 on our financial statements.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Controls and Procedures

At September 30, 2007, there were material weaknesses in internal control over financial reporting, including internal controls over accrual accounting, accounting for bad debts, leases, acquisitions of intangible assets, derivative financial instruments and contingencies. These material weaknesses are primarily attributed to the formation of the company and start-up nature of certain of its accounting and finance functions. Pursuant to the Sarbanes-Oxley Act of 2002, we will be required to maintain an effective system of internal controls including remediating material weaknesses. Since September 30, 2007, management has begun to implement its plan to address the material weaknesses, which include the recruitment and hiring of additional qualified accounting personnel, evaluation of system needs including information technology, and establishing and documenting policies and procedures to improve internal controls over all major critical processes. We do not expect to complete this process until sometime in early 2008.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk arising from changes in market rates and prices, including movements in interest rates and the stock price of Riviera Holdings Corporation. To mitigate these risks, we may utilize derivative financial instruments, among other strategies. We do not use derivative financial instruments for speculative purposes.

Interest Rate Risk

$37 million of the debt we had outstanding at September 30, 2007 pays interest at variable rates. Accordingly, a 1% increase in interest rates would increase our annual borrowing costs by $0.4 million.

The $475 million secured by the Park Central Property pays interest at variable rates ranging from 7.0% to 14.5% at September 30, 2007. We have entered into interest rate agreements with a major financial institution which cap the maximum Eurodollar base rate payable under the loan at 5.50%. The interest rate cap agreements expire on July 7, 2008.

Foreign Exchange Risk

We presently have no operations outside the United States. As a result, we do not believe that our financial results have been or will be materially impacted by changes in foreign currency exchange rates.

Seasonality

We do not consider our business to be particularly seasonal. However, we expect that our future revenue and cash flow may be slightly reduced during the summer months due to the tendency of Las Vegas room rates to be lower at that time of the year.

MANAGEMENT

Current Management

The following table lists the names, ages and positions of the persons who are our current directors, director nominees and officers as of the date of this prospectus:

Name	Age	Position

Paul C. Kanavos	50	Director, President
Barry A. Shier	52	Director, Chief Operating Officer
Mitchell Nelson	59	Director, General Counsel, Executive Vice President, Secretary
Brett Torino	49	Chairman - Las Vegas Division
David M. Ledy	58	Director
Harvey Silverman	66	Director
Carl D. Harnick	73	Director Nominee

Management Immediately Following the Distribution

The following table lists the names, ages and positions of the persons who will be our directors, director nominees and officers immediately following completion of the distribution, which is expected to occur on January 10, 2008:

Name	Age	Position

Robert F.X. Sillerman	59	Chairman and Chief Executive Officer
Paul C. Kanavos	50	Director, President
Barry A. Shier	52	Director, Chief Operating Officer
Thomas P. Benson	45	Executive Vice President, Chief Financial Officer, Director
Brett Torino	49	Chairman - Las Vegas Division
Mitchell Nelson	59	Executive Vice President, General Counsel, Secretary
David M. Ledy	58	Director
Harvey Silverman	66	Director
Carl D. Harnick	73	Director Nominee

Directors

Our board of directors consists of five members. The size of our board will subsequently be increased to accommodate the expected appointment of Mr. Shier, the Independent Director Nominee(s) and the Huff Director, each as more fully described below. Each director will hold office, in accordance with our Certificate of Incorporation and Bylaws, for a term of one year or until his or her successor is duly elected and qualified at an annual meeting of our stockholders. Other than as described below, there are no voting agreements or other contractual arrangements relating to the election of the members of our board.

Independent Directors

Rules 4200 and 4350 of The NASDAQ Global Market require that a majority of our board of directors qualify as “independent” no later than the first anniversary of the completion of this distribution. We intend to comply with these requirements.

The following individuals have been appointed to our board of directors as Independent Directors:

David M. Ledy was elected a director of the Company in October 2007. Since June 30, 2004, he has served as the Chief Operating Officer of U.S. Realty Advisors, LLC, or USRA. USRA is an equity investor in corporate real estate and provides real estate advisory services to a diverse base of clients, including public companies, financial institutions as well as major private developers and investors. Prior to that, Mr. Ledy served as Executive Vice President of USRA from April 15, 1991 to June 30, 2004. Prior to joining USRA in 1991, Mr. Ledy was a partner in the New York law firm of Shea & Gould where he was a member of the real estate department and chairman of the real estate workout group. Mr. Ledy was admitted to the United States District Court for the Southern District of New York in 1975 and the Courts of the State of New York in 1975.

Harvey Silverman was elected a director of the Company in October 2007. Mr. Silverman was a principal of Spear, Leeds & Kellogg, a private equity firm, for 39 years until its acquisition by Goldman Sachs & Co. in October of 2000. Since then, Mr. Silverman has been a private investor.

Independent Director Nominee

Carl D. Harnick currently serves as an independent director on the board of directors of CKX. Upon the closing of the CKX going private transaction, Mr. Harnick will resign from the Board of Directors of CKX and will be immediately appointed to serve as an Independent Director of our company. Upon his expected appointment to serve on the board, it is anticipated that Mr. Harnick will be appointed to serve as Chairman of our Audit Committee, a position that he currently holds with respect to the CKX board of directors. A complete biography for Mr. Harnick is set forth below.

Carl D. Harnick served as Vice President and Chief Financial Officer of Courtside Acquisition Corp from March 18, 2005 to July 2, 2007. Mr. Harnick was a partner with Ernst & Young and its predecessor for thirty years, retiring from the firm in September 1997. Since leaving Ernst & Young, Mr. Harnick has provided financial consulting services to various organizations, including Alpine Capital, a private investment firm, at various times since October 1997. He was a director of Platinum Entertainment, Inc., a recorded music company, from April 1998 through June 2000, Classic Communications, Inc., a cable television company, from January 2000 through January 2003, and Sport Supply Group, Inc., a direct mail marketer of sporting goods, from April 2003 through August 2004, and currently serves as a director and chairman of the audit committee of CKX. Mr. Harnick has been the Treasurer as well as a Trustee for Prep for Prep, a charitable organization, for more than fifteen years.

In addition to Mr. Harnick, we expect that one or more of the current independent directors for CKX will be appointed to our board of directors upon consummation of the CKX going private transaction. If the CKX going private transaction is not completed by the first anniversary of the date of the distribution or at all, we will, to the extent necessary to comply with The NASDAQ Global Market’s independence requirements, identify and appoint other individuals who qualify as “independent” to serve as directors.

The Huff Director

As a result of its substantial ownership interest in CKX, The Huff Alternative Fund, L.P. will receive, in the distribution, shares of common stock representing approximately 7.1% of our outstanding shares of common stock. In addition, we are negotiating an agreement with Huff pursuant to which, when finalized, Huff would receive the right to and would agree to purchase a substantial portion of the shares of our common stock underlying rights that are not exercised by our stockholders in our anticipated rights offering. Any shares of common stock acquired by Huff as a result of providing this “backstop” to the rights offering will result in an increase in Huff’s ownership position in our company.

As part of our discussions with Huff, it is anticipated that Huff will receive the right to appoint a representative to serve as a member of our board of directors. The timing of the appointment of the Huff-designated director remains subject to the finalization of our definitive agreements with Huff.

Executive Officers

Robert F.X. Sillerman will be elected as Chairman of the board of directors and appointed Chief Executive Officer immediately following payment of the distribution. Mr. Sillerman has served as the Chief Executive Officer and Chairman of CKX since February 2005. Prior to that, Mr. Sillerman was Chairman of FXM, Inc., a private investment firm, since August 2000. Mr. Sillerman is the founder and has served as managing member of FXM Asset Management LLC, the managing member of MJX Asset Management, a company principally engaged in the management of collateralized loan obligation funds, from November 2003 through the present. Prior to that, Mr. Sillerman served as the Executive Chairman, a Member of the Office of the Chairman and a director of SFX Entertainment, Inc. from its formation in December 1997 through its sale to Clear Channel Communications in August 2000.

Paul C. Kanavos was elected a Director and appointed President on August 20, 2007. Mr. Kanavos is the Founder, Chairman and Chief Executive Officer of Flag Luxury Properties, LLC. Prior to founding Flag Luxury Properties, he worked for over 20 years at the head of Flag Management. Most recently he has developed Ritz-Carltons in South Beach, Coconut Grove and Jupiter as well as Temenos Anguilla. Mr. Kanavos’ early career experience includes a position at Chase Manhattan Bank, where he negotiated, structured and closed over $1 billion in loans.

Barry A. Shier was appointed Chief Operating Officer and a Director on December 31, 2007. From 1984 through May 2000, Mr. Shier served in various executive capacities for Mirage Resorts, Inc. and Golden Nugget, Inc., a subsidiary of Mirage Resorts. During his tenure, he was intimately involved in design development, marketing and operations for the parent company. Mr. Shier served as the Chairman and Chief Executive Officer for both Golden Nugget Las Vegas Corporation, and Beau Rivage Resort and Casino in Biloxi, Mississippi. He retired from Mirage Resorts, Inc in May 2000, upon the sale of the company to MGM. Since his retirement from Mirage Resorts in May 2000, Mr. Shier has focused his efforts on private investments, and has done select gaming and hotel industry consulting and lecturing, as well as various philanthropic activities.

Thomas P. Benson will be appointed a Director, Executive Vice President and Chief Financial Officer immediately following payment of the distribution. Mr. Benson has served as the Executive Vice President, Chief Financial Officer and Treasurer of CKX since February 2005 and was a director of CKX from February 2005 through May 2006. Mr. Benson also serves as Executive Vice President and Chief Financial Officer of MJX Asset Management, and serves on the management advisory committee of FXM Asset Management. Mr. Benson has been with MJX since November 2003. Mr. Benson was Chief Financial Officer at FXM, Inc. from August 2000 until February 2005. Mr. Benson served as a Senior Vice President and Chief Financial Officer of SFX Entertainment from March 1999 to August 2000, and as the Vice President, Chief Financial Officer and a director of SFX Entertainment from December 1997.

Brett Torino was appointed Chairman of our Las Vegas Division effective December 31, 2007. Since 1999, Brett Torino has served as the Chief Executive Officer and President of Torino Companies, LLC, which was founded in 1976. Mr. Torino has led the development, construction and sale of commercial, residential and resort properties in California, Colorado. Nevada and Arizona. The Torino Companies consist of a group of wholly owned and geographically diverse affiliated companies best known for their attached housing, multi-family residential projects and commercial developments.

Mitchell Nelson was appointed a director on August 20, 2007. Mr. Nelson was appointed Executive Vice President and General Counsel effective December 31, 2007. Immediately following the distribution, Mr. Nelson will resign from the board of directors. Mitchell J. Nelson has served as Senior Vice President of Corporate Affairs for Flag Luxury Properties, LLC since February, 2003. He has also served as President of Atlas Real Estate Funds, Inc., a private investment fund which invests in United States-based real estate securities, and as counsel to various law firms since 1994. Prior to that, he was a senior real estate partner at the law firm of Wien, Malkin & Bettex, with supervisory responsibility for various commercial properties. Mr. Nelson was a director of The Merchants Bank of New York and its holding company until its merger with, and remains on the Advisory Board of, Valley National

Bank. Additionally, he has served on the boards of various not-for-profit organizations, including as a director of the 92nd Street YMHA and a trustee of Collegiate School, both in New York City.

Committees of the Board of Directors

Our board of directors has established three committees. Rules 4200 and 4350 of The NASDAQ Global Market require that committees of the board have at least one independent member upon completion of this distribution, a majority of independent members within 90 days of completion of this distribution and all independent members within one year of completion of this distribution. We intend to comply with these requirements for each committee of the board. Until such time as the Independent Director Nominees described above (or their successors, if applicable) are elected to serve as Directors, the committees will consist of Messrs. Ledy and Silverman, each of whom qualify as independent under Rules 4200 and 4350 of The NASDAQ Global Market. Upon election of each of the Independent Director Nominees described above (or their successors, if applicable), such individuals will assume positions on the committee as shall be determined at a future date.

•	Audit Committee. The responsibilities of our audit committee are to select our independent registered public accounting firm and to assist our board in fulfilling its responsibilities for oversight of: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent registered public accounting firm’s qualifications and independence; and (4) the performance of our internal audit function. Our board has designated Mr. Ledy as our audit committee financial expert. All members of our audit committee are “independent” as defined by the rules of the Securities and Exchange Commission.

•	Compensation Committee. Our compensation committee’s responsibilities include: (1) evaluating the services provided by, and compensation paid to, individuals who serve as our executive officers and our director of internal audit; (2) evaluating compensation paid to employees; and (3) the evaluation and administration of, and approval of grants under, our equity compensation plans, which may also be administered by our Board of Directors.

•	Nominating and Governance Committee. The responsibilities of our nominating and governance committee include: (1) identification of individuals qualified to become members of our board and recommending to the board the director nominees for each annual meeting of stockholders or when vacancies occur; and (2) development and recommendation to the board of a set of governance principles.

Compensation of Directors

Each of our non-employee directors will receive an annual fee of $80,000. Each non-employee director will also receive an additional $1,000 for attendance at each meeting of the board of directors and $750 for attendance at each meeting of a committee of which he is a member. The chairperson of the Audit Committee will receive an additional fee of $20,000 per annum and the chairpersons of each other committee will receive an additional fee of $10,000 per annum. Each of the other members of the Audit Committee will receive $10,000 per anum and the other members of each of the other committees will receive a fee of $5,000 per annum. All fees described above will be payable half in cash and half in equity awards under the Company’s 2007 Long-Term Incentive Compensation Plan, though each non-employee director will have the option to elect, on an annual basis, to receive 100% of his compensation in equity awards.

Compensation Committee Interlocks and Insider Participation

No nominee of our board of directors who is expected to serve on our compensation committee was at any time during the past fiscal year an officer or employee of us, was formerly an officer of us or any of our subsidiaries or has an immediate family member that was an officer or employee of us.

During the last fiscal year, none of our executive officers served as:

•	a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) or another entity, one of whose executive officers served on our compensation committee;

•	a director of another entity, one of whose executive officers served on our compensation committee; and

•	a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of us.

For more information about possible relationships which might impact compensation decisions see “Certain Relationships” below.

Executive Compensation

Compensation Discussion and Analysis

We are newly formed, have paid no amounts to our executive officers to date and will not make any payments to them until commencement of their employment agreements, as more fully described below under “Employment Contracts.” Consequently, the consideration of our compensation programs to date has been limited.

We expect to more fully develop our compensation plans going forward by using a combination of data regarding historical pay, publicly available compensation data for public companies that are engaged in our industry, in related industries, or that possess size or other characteristics which are similar to ours, and data which may be obtained by a compensation consultant for us on public and private companies. We also expect to consider other factors, including but not limited to:

•	the individual’s background, training, education and experience;

•	the individual’s role with us and the compensation paid to individuals in similar roles in the companies we consider to have characteristics similar to ours;

•	the market demand for specific expertise possessed by the individual;

•	the goals and expectations for the individual’s position and his or her success in achieving these goals; and

•	a comparison of the individual’s pay to that of other individuals within the company with similar title, role, experience and capabilities.

Compensation Committee

The compensation committee of the board of directors has responsibility for overseeing all aspects of the compensation program for the chief executive officer and our other named executive officers who report to the chief executive officer. The compensation committee also administers our Executive Equity Incentive Plan and Long-Term Incentive Compensation Plan and any other stock option or similar long term incentive plan that we adopt. The members of our compensation committee are Messrs. Ledy and Silverman.

Overview of Compensation Program

Because we are a recently formed company, we do not have a definitive compensation program in place. We expect that a key element of our philosophy on senior executive compensation will be to ensure that all elements of our compensation program work together to attract, motivate and retain the executive, managerial and professional talent needed to achieve our strategy, goals and objectives. Our company is, and the compensation committee will be, committed to the principles inherent in paying for performance and we expect that we will structure the compensation program to deliver rewards for exemplary performance and to withhold rewards and impose other consequences in the absence of such performance.

Components of Compensation for Named Executive Officers

The key elements of annual executive compensation are expected to be base salary, other than with respect to Mr. Sillerman, annual performance incentive awards and long-term incentive awards. In considering appropriate levels of annual and long-term incentive compensation, we will take into account the extent to which existing incentives, including each executive’s existing stock ownership in us and the existence or lack of any vesting provisions or restrictions on resale with respect thereto, provide a sufficient degree of economic incentive to continue our success.

Base Salary

The compensation committee will annually review the base salaries of the chief executive officer and other named executive officers of our company. As described further below, Mr. Sillerman will not receive any base salary under his employment agreement. The agreement by Mr. Sillerman to request no salary is based on his, and the company’s, belief that, based on his involvement in the formation of the company and his interest in maximizing stockholder value, his compensation should be tied to generating stockholder returns through growth in value of our common stock. The salaries of the named executive officers, other than Mr. Sillerman, as currently proposed and contemplated, were set to reflect the nature and responsibility of each of their respective positions and to retain a management group with a proven track record. We believe that entering into employment agreements with our most senior executives helps ensure that our core group of managers will be available to us and our stockholders on a long-term basis. The employment agreements of Messrs. Kanavos, Torino, Benson, Nelson and Shier are expected to provide for a base salary that escalates annually by an amount not less than the greater of five percent or the rate of inflation. The base salary for each named executive officer may be raised in excess of this amount upon the recommendation and approval of the Compensation Committee. None of the named senior executives are guaranteed a bonus payment under the terms of his employment agreement. For a detailed description of the employment agreements see “Employment Agreements” below.

Annual Incentives

While we believe that annual incentive compensation motivates executives to achieve exemplary results, no formal annual incentive compensation plan for our named executive officers has been adopted to date. In large part, this decision reflects the view, jointly held by management and the members of the compensation committee, that during the formative phase in our development, we should approach compensation cautiously.

Executive Equity Incentive Plan

Our 2007 Executive Equity Incentive Plan was adopted by our board of directors in December 2007 and will be presented to our stockholders for approval at our 2008 annual meeting of stockholders.

Administration.  Administration of the Executive Equity Plan is carried out by the Compensation Committee of the board of directors.

Maximum Shares and Award Limits.  Under the Executive Equity Plan, the maximum number of shares of common stock that may be subject to stock options, stock awards, deferred shares or performance shares is 12.5 million. These limitations, and the terms of outstanding awards, will be adjusted without the approval of our stockholders as the Compensation Committee determines is appropriate in the event of a stock dividend, stock split, reclassification of stock or similar events.

Eligibility.  Our officers and employees, directors and other persons that provide consulting services to us and our subsidiaries are eligible to participate in the Executive Equity Plan.

Stock Options.  The Executive Equity Plan provides for the grant of options that are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. An option’s exercise price cannot be less than the common stock’s fair market value on the date the option is granted, and in the event a participant is deemed to be a 10% owner of our company or one of our subsidiaries, the exercise price of an incentive stock option cannot be less than 110% of the common stock’s fair market value on the date the option is granted. The Executive Equity Plan prohibits repricing of an outstanding option, and therefore, the Compensation Committee may not, without the consent of the stockholders, lower the exercise price of an outstanding option, except in the case of adjustments resulting from stock dividends, stock splits, reclassifications of stock or similar events. The maximum period in which an option may be exercised will be fixed by the Compensation Committee but cannot exceed ten years, and in the event a participant is deemed to be a 10% owner of our company or one of our corporate subsidiaries, the maximum period for an incentive stock option granted to such participant cannot exceed five years. Options generally will be nontransferable except in the event of the participant’s death but the Compensation Committee may allow the transfer of non-qualified stock options through a gift or domestic relations order to the participant’s family members.

Unless provided otherwise in a participant’s stock option agreement and subject to the maximum exercise period for the option, an option generally will cease to be exercisable upon the earlier of three months following the participant’s termination of service with us or certain of our affiliates or the expiration date under the terms of the participant’s stock option agreement, provided, however that the right to exercise an option will expire immediately upon termination for “cause” or a voluntary termination any time after an event that would be grounds for termination for cause. Upon death or disability, the option exercise period is extended to the earlier of one year from the participant’s termination of service or the expiration date under the terms of the participant’s stock option agreement.

Amendment and Termination.  No awards may be granted under the Executive Equity Plan after the tenth anniversary of its adoption by our stockholders. The board of directors may amend or terminate the Executive Equity Plan at any time, but no amendment will become effective without the approval of our stockholders if it increases the aggregate number of shares of common stock that may be issued under the Executive Equity Plan, changes the class of employees eligible to receive incentive stock options or stockholder approval is required by any applicable law, regulation or rule, including any rule of any applicable securities exchange or quotation system. No amendment or termination of the Executive Equity Plan will affect a participant’s rights under outstanding awards without the participant’s consent.

In accordance with the employment agreements that we have entered into with Messrs. Sillerman, Kanavos, Benson, Torino and Nelson our compensation committee has approved the issuance of 6,000,000, 750,000, 400,000, 400,000 and 400,000 stock options, respectively to the aforementioned executives. These stock options will vest ratably over a five year period commencing with effectiveness of the relevant employment agreement, and have a strike price of $20.00 per share. Mr. Shier’s employment agreement includes the issuance of options to acquire 1,500,000 shares of our common stock at a price of $10.00 per share. The options vest ratably over a two year period, with all such options becoming exercisable at the end of two years.

Equity Incentive Plan

Our 2007 Long-Term Incentive Compensation Plan was adopted by our board of directors in December 2007 and will be presented to our stockholders for approval at our 2008 annual meeting of stockholders prior.

Administration.  Administration of the 2007 Plan is carried out by the Compensation Committee of the board of directors.

Maximum Shares and Award Limits.  Under the 2007 Plan, the maximum number of shares of common stock that may be subject to stock options, stock awards, deferred shares or performance shares is 3 million. No one participant may receive awards for more than 1 million shares of common stock under the plan. These limitations, and the terms of outstanding awards, will be adjusted without the approval of our stockholders as the Compensation Committee determines is appropriate in the event of a stock dividend, stock split, reclassification of stock or similar events.

Eligibility.  Our officers and employees, directors and other persons that provide consulting services to us and our subsidiaries are eligible to participate in the 2007 Plan.

Stock Options.  The 2007 Plan provides for the grant of both options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, and options that are not intended to so qualify. Options intended to qualify as incentive stock options may be granted only to persons who are our employees or are employees of our subsidiaries which are treated as corporations for federal income tax purposes. No participant may be granted incentive stock options that are exercisable for the first time in any calendar year for common stock having a total fair market value (determined as of the option grant) in excess of $100,000. An option’s exercise price cannot be less than the common stock’s fair market value on the date the option is granted, and in the event a participant is deemed to be a 10% owner of our company or one of our subsidiaries, the exercise price of an incentive stock option cannot be less than 110% of the common stock’s fair market value on the date the option is granted. The 2007 Plan prohibits repricing of an outstanding option, and therefore, the Compensation Committee may not, without the consent of the stockholders, lower the exercise price of an outstanding option, except in the case of adjustments resulting from stock dividends, stock splits, reclassifications of stock or similar events. The maximum period in which an option may be exercised will be fixed by the Compensation Committee but cannot exceed ten years, and in the event a participant is deemed to be a 10% owner of our company or one of our corporate subsidiaries, the maximum period for an incentive stock option granted to such participant cannot exceed five years. Options generally will be nontransferable except in the event of the participant’s death but the Compensation Committee may allow the transfer of non-qualified stock options through a gift or domestic relations order to the participant’s family members.

Unless provided otherwise in a participant’s stock option agreement and subject to the maximum exercise period for the option, an option generally will cease to be exercisable upon the earlier of three months following the participant’s termination of service with us or certain of our affiliates or the expiration date under the terms of the participant’s stock option agreement, provided, however that the right to exercise an option will expire immediately upon termination for “cause” or a voluntary termination any time after an event that would be grounds for termination for cause. Upon death or disability, the option exercise period is extended to the earlier of one year from the participant’s termination of service or the expiration date under the terms of the participant’s stock option agreement.

Stock Awards and Performance Based Compensation.  The Compensation Committee also will select the participants who are granted restricted common stock awards and, consistent with the terms of the 2007 Plan, will establish the terms of each stock award. A restricted common stock award may be subject to payment by the participant of a purchase price for shares of common stock subject to the award, and a stock award may be subject to vesting requirements, performance objectives or transfer restrictions, if so provided by the Compensation Committee. In the case of a performance objective for an award intended to qualify as “performance based compensation” under Section 162(m) of the Internal Revenue Code, the objectives are limited to specified levels of and increases in our or a business unit’s return on equity; total earnings; earnings per share; earnings growth; return on capital; return on assets; economic value added; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; sales growth; gross margin return on investment; increase in the fair market value of the shares; share price (including but not limited to growth measures and total stockholder return); net operating profit; cash flow (including, but not limited to, operating cash flow and free cash flow); cash flow return on investments (which equals net cash flow divided by total capital); funds from operations; internal rate of return; increase in net present value or expense targets. Transfer of the shares of common stock subject to a stock award normally will be restricted prior to vesting.

Deferred Shares.  The 2007 Plan also authorizes the grant of deferred shares, i.e., the right to receive a future delivery of shares of common stock, if certain conditions are met. The Compensation Committee will select the participants who are granted awards of deferred shares and will establish the terms of each grant. The conditions established for earning the grant of deferred shares may include, for example, a requirement that certain performance objectives, such as those described above, be achieved.

Performance Shares and Performance Units.  The 2007 Plan also permits the grant of performance shares and performance units to participants selected by the Compensation Committee. A performance share is an award designated in a specified number of shares of common stock that is payable in whole or in part, if and to the extent certain performance objectives are achieved. The performance objectives will be prescribed by the Compensation Committee for grants intended to qualify as “performance based compensation” under Section 162(m) and will be stated with reference to the performance objectives described above.

Amendment and Termination.  No awards may be granted under the 2007 Plan after the tenth anniversary of its adoption by our stockholders. The board of directors may amend or terminate the 2007 Plan at any time, but no amendment will become effective without the approval of our stockholders if it increases the aggregate number of shares of common stock that may be issued under the 2007 Plan, changes the class of employees eligible to receive incentive stock options or stockholder approval is required by any applicable law, regulation or rule, including any rule of any applicable securities exchange or quotation system. No amendment or termination of the 2007 Plan will affect a participant’s rights under outstanding awards without the participant’s consent.

Employment Contracts

We have entered into employment agreements with Messrs. Kanavos, Shier, Benson, Torino and Nelson and intend to enter into an employment agreement with Mr. Sillerman prior to completing the distribution. The terms of these employment agreements were presented to and approved by our compensation committee prior to our entering into such agreements. Our compensation committee retained an independent compensation consultant to provide independent review and analysis of all senior executive compensation packages and plans prior to approving the proposed employment agreements. We intend to enter into these agreements in recognition of the need to provide certainty to both us and the individuals with respect to their continued and active participation in our growth. The employment agreement for each of Messrs. Sillerman, Kanavos, Shier, Benson, Torino and Nelson is for a term of five years. The agreements for Messrs. Kanavos, Torino, Shier and Nelson commenced on the date of this prospectus. The provisions governing the commencement of the employment terms for Messrs. Sillerman and Benson, as currently contemplated, are described below. The employment agreements include a non-competition agreement between the executive officer and us which will be operative during the term. Upon a “change in control,” the executive officer will be able to terminate his employment and, upon doing so, will no longer be subject to the non-competition provisions.

Mr. Sillerman has elected not to receive an annual base salary under the terms of his employment agreement. The decision by Mr. Sillerman to request no salary was based on his, and the company’s, belief that, based on his involvement in the formation of the company and his interest in maximizing stockholder value, his compensation should be tied to generating stockholder returns through growth in value of our common stock. The employment agreements for Messrs. Kanavos, Shier, Benson, Torino and Nelson provide for initial annual base salaries of $600,000 for Mr. Kanavos, $2,000,000 for Mr. Shier, $525,000 for Mr. Benson, $450,000 for Mr. Torino and $525,000 for Mr. Nelson, increased annually by the greater of five percent or the rate of inflation.

Under the terms of Mr. Shier’s employment agreement, Mr. Shier has agreed to purchase 500,000 shares of our common stock at a price of $5.14 per share, for an aggregate purchase price of $2,570,000. The purchase is expected to close within five days of the date of this prospectus. Mr. Shier will not be able to sell or otherwise transfer these shares until the second anniversary of the date of purchase, except for estate planning purposes subject to our advance written consent. On the second anniversary of the date of purchase or as soon thereafter as we are eligible to use a short-form registration statement on Form S-3, we will register these shares for resale with the Securities and Exchange Commission.

Each of our executive officers received an initial grant of stock options as more fully described above under “— Executive Equity Incentive Plan.” In addition, Mr. Shier’s employment agreement entitles Mr. Shier to receive options to purchase 200,000 shares per year over the next five years, in each case with strike prices equal to the fair market value when the grants occur. Such options will vest ratably over the five year period from the date of the grant of such options.

Mr. Sillerman’s employment agreement is expected to provide that if Mr. Sillerman’s employment is terminated by us without “cause,” or if there is a “constructive termination without cause,” as such terms are defined in the employment agreements, his non-compete shall cease to be effective on the later of such termination or three years from the effective date of the agreement. Mr. Sillerman’s employment agreement will specify that he is required to commit not less than 50% of his business time to our company, with the balance of his business time to be governed by his employment agreement with CKX or 19X, as the case may be.

Mr. Sillerman is currently party to an employment agreement with CKX. Mr. Sillerman’s employment agreement with us will become effective upon the earlier of (i) the date on which the acquisition of CKX by 19X is consummated, and (ii) the date on which the merger agreement between CKX and 19X is terminated. From the date of the distribution until such time as Mr. Sillerman’s employment agreement becomes effective , he will continue as a full-time employee of CKX and will, in furtherance of CKX’s obligations under the shared services agreement, accept the position of Chief Executive Officer of our company. Upon effectiveness of his employment agreement, Mr. Sillerman’s employment agreement with CKX will be revised to allow him to provide up to 50% of his work time on matters pertaining to us. Similarly, his employment agreement with us will allow him to provide up to 50% of his work time on matters pertaining to CKX and/or 19X.

Mr. Kanavos’ employment agreement permits him to spend up to one-third of his work time on matters pertaining to Flag Luxury Properties.

Mr. Benson is currently party to an employment agreement with CKX. Mr. Benson’s employment agreement with us will become effective upon the earliest of (i) the date on which the acquisition of CKX by 19X is consummated, (ii) the date on which CKX hires a suitable replacement to fill the role of Chief Financial Officer, the search for which would only commence upon termination of the merger agreement between CKX and 19X, and (iii) that date that is six months following termination of the merger agreement between CKX and 19X. From the date of the distribution until such time as Mr. Benson’s employment agreement becomes effective and he resigns from his position at CKX, Mr. Benson will continue as a full-time employee of CKX and will, in furtherance of CKX’s obligations under the shared services agreement, accept the position of Chief Financial Officer of our company. Upon effectiveness of his employment agreement, Mr. Benson will become a full-time employee of us, provided that his employment agreement will permit him to spend up to one-third of his work time on 19X matters.

Mr. Torino’s employment agreement permits him to spend up to one-third of his work time on matters unrelated to our company, provided such matters are not competitive with our business or are otherwise approved by our board.

Mr. Nelson’s employment agreement permits him to spend up to one-third of his work time on matters pertaining to Flag Luxury Properties.

Shared Services Agreement

In addition to entering into the employment agreements described above, we are party to a shared services agreement with CKX, pursuant to which employees of CKX, including members of senior management, provide services for us, and certain of our employees, including members of senior management, provide services for CKX. The services to be provided pursuant to the shared services agreement are expected to include management, legal, accounting and administrative. For more detailed information about the terms of the shared services agreement, please see “Certain Relationships — Shared Services Agreement” on page 97.

Board Decisions and Certain Conflicts of Interest

Past and future decisions by our board regarding our future growth, operations and major corporate decisions will be subject to certain possible conflicts of interest. These conflicts may have caused, and in the future may cause, our business to be adversely affected. After completion of the distribution, our audit committee or a special committee entirely comprised of independent directors will be responsible for the review, approval or ratification of all transactions between us or our subsidiaries and any related party, including CKX and Flag Luxury Properties.

“Related party” refers to (i) a person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of ours or any of our subsidiaries or a nominee to become a director of ours, (ii) any person who is known to be the beneficial owner of more than 5% of our voting securities, (iii) any immediate family member of any of the foregoing persons and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed by or is a partner or principal of, or in which such person and all other related parties have a 5% or greater beneficial ownership interest. We anticipate that our board of directors will adopt a written policy regarding the review, approval or ratification of related party transactions upon appointment of our independent directors. We anticipate such policy to include consideration of the following matters:

•	the nature of the related party’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related party and to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and

•	any other matters the committee reviewing such transaction deems appropriate.

SECURITY OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

On June 15, 2007, FX Real Estate and Entertainment was incorporated in Delaware in preparation for the reorganization transactions and distribution. The following table sets forth certain information regarding beneficial ownership of shares of our common stock following the distribution of shares of our common stock by:

•	each person known to us who will be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our current directors and director nominees; and

•	the directors, director nominees and executive officers named in “Management” as a group.

Information in the following table for beneficial owners of more than 5% of our shares of common stock is based upon public filings as of December 31, 2007, relating to the holders of CKX’s common stock and non-public information relating to the members of Flag Luxury Properties. Unless otherwise noted, each beneficial owner has sole voting and investing power over the shares shown as beneficially owned except to the extent authority is shared by spouses under applicable law.

The following table sets forth our common stock ownership following the distribution indicating beneficial ownership after the distribution of our shares of common stock to CKX’s stockholders.

	Amount and Nature of
	Beneficial Ownership	Percent of Class
Name and Address(1)	Post-Distribution(2)	Post-Distribution(3)

Beneficial Owners of More Than 5% of Our Common Stock:

Robert F.X. Sillerman(4)	11,807,839	30.1
Paul Kanavos(5)	5,753,108	14.6
Brett Torino(6)	5,733,108	14.6
The Huff Alternative Fund, L.P.(7)	2,802,442	7.1

Directors, Director
Nominees and Named
Executive Officers:

Barry Shier(8)	500,000	1.3
Thomas P. Benson(9)	278,156		*
David M. Ledy(10)	24,538		*
Carl D. Harnick(11)	7,550		*
Harvey Silverman(12)	1,577,026	4.0
Mitchell J. Nelson(13)	160,000		*
All directors, director nominees and executive officers as a group (9 persons)	25,841,325	64.9

*	Less than 1%

(1)	Unless otherwise indicated, the address of each identified beneficial owner is: c/o FX Real Estate and Entertainment Inc., 650 Madison Avenue, New York, New York 10022.

(2)	The number of shares of our common stock held by each beneficial owner assumes that each beneficial owner person receives in the distribution two shares of our common stock for every ten shares of CKX common or preferred stock held by such beneficial owner as of December 31, 2007.

(3)	The total number of shares of our common stock outstanding used to calculate the percent of class post-distribution is based on 39,290,247 shares of our common stock, which does not include 500,000 shares of our common stock that Mr. Shier has agreed to purchase pursuant to the terms of his employment agreement as indicated in note 8 below.

(4)	Includes: (i) 4,136,313 shares of common stock owned of record by Mr. Sillerman which were received in the distribution; (ii) 200,000 shares of common stock owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse, which were received in the distribution; (iii) 1,227,140 shares of common stock owned of record by Sillerman Commercial Holdings Partnership L.P., in which Mr. Sillerman is the sole stockholder of the general partner, which were received in the distribution; (iv) 511,278 shares of common stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants, which were received in the distribution; and (v) 2,635,681 shares of common stock held by MJX Real Estate Ventures, LLC, in which Mr. Sillerman is the sole member, which shares were received in respect of ownership interests in Flag Luxury Properties; and (vi) 3,097,427 shares of common stock held by MJX Flag Associates, LLC, in which Mr. Sillerman is the sole member, which shares were received in respect of ownership interests in Flag Luxury Properties. Of these 3,097,427 shares of common stock, 324,254 shares have been pledged to secure amounts owed to CKX under our line of credit agreement. Mr. Sillerman is our Chairman and Chief Executive Officer.

(5)	Includes: (i) 20,000 shares of common stock owned of record by Mr. Kanavos which were received in the distribution; (ii) 324,254 shares of common stock owned of record by Mr. Kanavos which shares were received in respect of ownership interests in Flag Luxury Properties, all of which have been pledged to secure amounts owed to CKX under our line of credit agreement; and (iii) 5,408,854 shares of common stock owned of record by Paul Kanavos and his spouse Dayssi Kanavos, which shares were received in respect of ownership interests in Flag Luxury Properties, Mr. Kanavos is our President and serves on our board of directors.

(6)	Includes: (i) 176,238 shares of common stock owned by Mr. Torino, which shares were received in respect of his direct and indirect ownership interests in Flag Luxury Properties; and (ii) 5,556,870 shares of common stock owned of record by ONIROT Living Trust, dated June 20, 2000, of which Mr. Torino is the trustee, which shares were received in respect of ownership interests in Flag Luxury Properties. Of these 5,556,870 shares of common stock, 324,254 shares have been pledged to secure amounts owed to CKX under our line of credit agreement.

(7)	Includes 2,742,181 shares of common stock received in the distribution and 60,261 shares of common stock received in the distribution and owned of record by an affiliated limited partnership of The Huff Alternative Fund, L.P. William R. Huff possesses the sole power to vote and dispose of all the shares of our common stock held by the two Huff entities, subject to certain internal compliance procedures. The address of the Huff entities is 67 Park Place, Morristown, New Jersey 07960.

(8)	Includes 500,000 shares of common stock which Mr. Shier has agreed to purchase pursuant to the terms of his employment agreement. The purchase is expected to close within five days of the effective date of the registration statement of which this prospectus forms a part.

(9)	Received in the distribution.

(10)	Received in respect of ownership interests in Flag Luxury Properties.

(11)	Received in the distribution.

(12)	Includes: (i) 1,350,619 shares of common stock owned of record by Mr. Silverman which were received in respect of ownership interests in Flag Luxury Properties; (ii) 192,897 shares of common stock owned of record by Silverman Partners LP, in which Mr. Silverman is the sole general partner, which shares were received in respect of ownership interests in Flag Luxury Properties; and (iii) 33,500 shares of common stock which were received in the distribution.

(13)	Includes: (i) 150,000 shares of common stock owned of record by Mr. Nelson which were received in respect of ownership interests in Flag Luxury Properties, and (ii) 10,000 shares that were received in the distribution. Mr. Nelson is currently a director of our company but will resign from our board of directors immediately following the completion of the distribution.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 300 million shares of common stock, $0.01 par value per share, and 75 million shares of undesignated preferred stock, $0.01 par value per share. The following is a summary of the rights of our common stock and preferred stock. For more detailed information, see our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable Delaware law.

Common Stock

As of December 31, 2007, there were 39,290,247 shares of common stock outstanding, which were held of record by 36 stockholders. Except as otherwise provided by our certificate of incorporation or Delaware law, the holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock and except as otherwise provided by our certificate of incorporation or Delaware law, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. A merger, conversion, exchange or consolidation of us with or into any other person or sale or transfer of all or any part of our assets (which does not in fact result in our liquidation and distribution of assets) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our affairs. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of us without further action by the stockholders.

Prohibitions on the Receipt of Dividends, the Exercise of Voting or Other Rights or the Receipt of Other Remuneration

In light of our development plans for the Park Central Property, and the regulatory requirements imposed by gaming authorities in connection with the implementation of such development plans, our certificate of incorporation prohibits anyone who is an unsuitable person or an affiliate of an unsuitable person from:

•	receiving dividends or interest with regard to our capital stock;

•	exercising voting or other rights conferred by our capital stock; and

•	receiving any remuneration in any form from us or an affiliated company for services rendered or otherwise

These prohibitions commence on the date that a gaming authority serves notice of a determination of unsuitability or the board of directors determines that a person or its affiliate is unsuitable and continue until the securities are owned or controlled by persons found suitable by a gaming authority and/or the board of directors to own them. An “unsuitable person” is any person that is determined by a gaming authority to be unsuitable to own or control any of our capital stock or to be connected or affiliated with a person engaged in gaming activities or who causes us or any affiliated company to lose or to be threatened with the loss of, or who, in the sole discretion of our board of directors, is deemed likely to jeopardize our or any of our affiliates’ application for, right to the use of, or entitlement to, any gaming license.

“Gaming authorities” include all international, foreign, federal state, local and other regulatory and licensing bodies and agencies with authority over gaming (the conduct of gaming and gambling activities, or the use of gaming devices, equipment and supplies in the operation of a casino or other enterprise). “Affiliated companies” are those companies indirectly affiliated or under common ownership or control with us, including without limitation, subsidiaries, holding companies and intermediary companies (as those terms are defined in gaming laws of applicable gaming jurisdictions) that are registered or licensed under applicable gaming laws. Our certificate of incorporation defines “ownership” or “control” to mean ownership of record, beneficial ownership as defined in Rule 13d-3 promulgated under the Securities Exchange Act or the power to direct and manage, by agreement, contract, agency or other manner, the management or policies of a person or the disposition of our capital stock.

Redemption or Mandatory Sale of Securities Owned or Controlled by an Unsuitable Person or an Affiliate

Our certificate of incorporation provides that our capital stock that is owned or controlled by a person or an affiliate of a person that is deemed to be unsuitable by gaming authorities can be redeemed by us, out of funds legally available for that redemption, by appropriate action of our board of directors to the extent required by the gaming authorities making the determination of unsuitability or to the extent deemed necessary or advisable by us. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price. The redemption price will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or if the gaming authority does not require a price to be paid, the sum deemed to be the fair value of the securities by our board of directors. If determined by our board of directors, the price of capital stock will not exceed the closing price per share of the shares on the principal national securities exchange on which the shares are then listed on the trading date on the day before the redemption notice is given. If the shares are not then listed, the redemption price will not exceed the closing sales price of the shares as quoted on any inter-dealer quotation system, or if the closing price is not then reported, the mean between the bid and asked prices, as quoted by any other generally recognized reporting system. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as we elect. In the event our board of directors determines that such a redemption would adversely affect us, we shall require such person and/or its affiliates to sell the shares of our capital stock subject to the redemption.

Our certificate of incorporation requires any unsuitable person and any affiliate of an unsuitable person to indemnify us and our affiliated companies for any and all costs, including attorneys’ fees, incurred by us and our affiliated companies as a result of the unsuitable person’s or affiliates ownership or control or failure promptly to divest itself of any of our capital stock, securities or interests therein.

Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable.

Certain provisions of Delaware law and our certificate of incorporation and by-laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, subject to the right of the stockholders to elect a successor at the next annual or special meeting of stockholders, which limits the ability of stockholders to fill vacancies on our board of directors.

•	Our stockholders may not call a special meeting of stockholders, which would limit their ability to call a meeting for the purpose of, among other things, voting on acquisition proposals.

•	Our by-laws may be amended by our board of directors without stockholder approval, provided that stockholders may repeal or amend any such amended by-law at a special or annual meeting of stockholders.

•	Our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may not be taken by written action in lieu of a meeting.

•	Our certificate of incorporation does not provide for cumulative voting in the election of directors, which could limit the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may authorize and issue, without stockholder approval, shares of preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire our company.

As a Delaware corporation, by an express provision in our certificate of incorporation, we have elected to “opt out” of the restrictions under Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We elected to “opt out” of Section 203 by an express provision in our original certificate of incorporation. However, following this distribution and subject to certain restrictions, we may elect by an amendment to our certificate of incorporation to be subject to Section 203. Such an amendment would not, however, restrict a business combination between us and an interested stockholder if that stockholder became an interested stockholder prior to the effective date of such amendment. By electing to “opt out” of Section 203, we are not subject to the three year restriction on engaging in business transactions with an interested stockholder.

Our certificate of incorporation may only be amended by the affirmative vote of a majority of the outstanding shares of our common stock at an annual or special meeting of stockholders and specifically provides that our board of directors is expressly authorized to adopt, amend or repeal our by-laws. The by-laws additionally provide that they may be amended by action of the stockholders at an annual or special meeting, except for certain sections relating to indemnification of directors and officers.

Limitation of liability and indemnification

Our certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful dividends and stock purchases, or for any transaction from which the director derived an improper personal benefit. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Listing

Our shares of common stock will be listed on The NASDAQ Global Market under the symbol “FXRE.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

Park Central Loan

On July 6, 2007, our indirect wholly-owned subsidiaries, Metroflag BP and Metroflag Cable as borrowers, and BP Parent, LLC, our wholly-owned subsidiary, as guarantor, closed on an increase to and amendment and restatement of their existing indebtedness in favor of Credit Suisse, Cayman Islands Branch, as administrative and collateral agent for various lenders in connection with both a first lien and second lien credit facility. The amended and restated first and second lien credit facilities comprise a first lien credit facility debt of $280 million, and a second lien credit facility debt of $195 million, for an aggregate indebtedness of $475 million. BP Parent, LLC is wholly owned by FX Luxury Realty.

Each of the loans is due and payable on July 6, 2008, subject to two extension options each for an additional six (6) months upon satisfaction of certain conditions, including the loans being in good standing at the time of each extension. Full or partial repayment of the loans may also be triggered upon the occurrence of certain events including, without limitation, issuance of debt, issuance of equity securities, receipt of casualty, condemnation or dedication proceeds, commencement of insolvency proceedings, or in the event of uncured defaults.

Each loan prohibits any dividends or distributions by any of the borrowers or BP Parent, LLC to any of their parent entities, including us and FX Luxury Realty.

The first lien credit facility loan, comprised of a Tranche A component in the amount of $250 million and a Tranche B component in the amount of $30 million, bears interest at a rate per annum determined by the administrative agent at 11:00 a.m. (London time) on the date that is two business days prior to the beginning of the relevant interest period (with an initial interest period duration of one month) by making reference to the British Bankers’ Association Interest Settlement Rates for deposits in Dollars (as set forth by Bloomberg Information Service, also known as a BBA Rate), as adjusted for Eurocurrency reserve requirements of the lenders, plus (a) 150 basis points for the Tranche A loan component or (b) 400 basis points for the Tranche B component. The effective interest rates on Tranche A loan component and Tranche B loan component at September 30, 2007 were 7.0% and 9.5%, respectively.

The second lien credit facility loan bears interest at a rate per annum of the BBA Rate, as adjusted for Eurocurrency reserve requirements of the lenders, plus 900 basis points. The effective interest rate on the second lien credit facility loan at September 30, 2007 was 14.5%.

In the event of a voluntary prepayment in whole or in part of the second lien credit facility, the borrowers on the two credit facilities are obligated to pay a prepayment premium of 2% of such amount being prepaid if prepayment occurs prior to the first anniversary of the effective date, and 1% of such amount being prepaid if prepayment occurs after the first anniversary of the effective date.

Both of the first and second lien credit facilities are guaranteed by FX Luxury Realty and Flag Luxury Properties to the extent either borrower commits “bad boy” acts against the lenders. Such acts include filing for bankruptcy, fraud, gross negligence, misapplication of funds, unauthorized transfers of the mortgaged property or other collateral and other intentional, fraudulent or willful acts of malfeasance prejudicial to the lenders. FX Luxury Realty and Flag Luxury Properties would become fully responsible for repayment of the loans under the first and second credit facilities as a result of any such “bad boy” act. Flag Luxury Properties’ “bad boy” guarantee will terminate on the date that it distributes its shares of our common stock to its members and certain of its employees. Both of the first and second lien facilities are secured by deeds of trust on the real properties owned by the borrowers on the two credit facilities, and by pledge and security agreements from such borrowers and BP Parent, which agreements include pledges of 100% of the membership interests in the borrowers. The loan also requires the maintenance of certain financial covenants including (i) a maximum first lien debt LTV ratio, (ii) a total debt LTV ratio, and (iii) a second lien debt LTV ratio.

We anticipate repaying the entire balance of the first and second lien credit facilities with proceeds from a construction loan. Though we have had informal conversations with several lenders regarding a construction loan, we have not entered into any agreements with any lenders with respect to a construction loan, nor have we reached any agreement regarding any terms thereof. There can be no assurance that we will be able to obtain a construction loan before maturity of the credit facilities on terms acceptable to us or at all.

Bear Stearns Margin Loan

On September 28, 2007 we entered into a $7.7 million margin loan with Bear Stearns, the proceeds of which were used to exercise the option to acquire an additional 573,775 shares of Riviera Holdings Corporation’s common stock at a price of $23 per share. The margin loan requires a maintenance margin equity of 40% of the shares market value and bears interest at LIBOR plus 100 basis points. The loan is payable upon sale of any of the underlying shares on a proportional basis.

Also see “Certain Relationships — Related Party Indebtedness” for information on additional indebtedness of our company.

CERTAIN RELATIONSHIPS

Overview

There are a number of conflicts of interest of which you should be aware regarding our ownership and operations. Set forth below a list of related parties with whom we have engaged in one or more transactions as well as a summary of each transaction involving such related parties.

Related Parties

•	Robert F.X. Sillerman, our Chairman and Chief Executive Officer, (i) is the Chairman and Chief Executive Officer of CKX, Inc., (ii) owns approximately 31% of the outstanding common stock of CKX, (iii) is a director, executive officer and principal stockholder of 19X, which has entered into an agreement to acquire CKX, (iv) owns approximately 29.3% of the outstanding equity of Flag Luxury Properties, and (v) has personally guaranteed a $23 million loan to our company from an affiliate of Credit Suisse.

•	Paul Kanavos, our President, (i) is the Chairman and Chief Executive Officer of Flag Luxury Properties, and (ii) owns approximately 29.3% of the outstanding equity of Flag Luxury Properties.

•	Flag Luxury Properties holds a $45 million priority preferred distribution as more fully described below.

•	CKX, Inc. (i) owns 2% of our outstanding shares of common stock (which will be distributed pursuant hereto), (ii) is party to a shared services agreement with us as more fully described below, (iii) is party to license agreements with us, through its subsidiaries, as more fully described below, (iii) has loaned us $6.0 million under a $7.0 million line of credit, as more fully described below.

Flag Luxury Properties Contribution and Sale of Assets to FX Luxury Realty

In May 2007, Flag Luxury Properties contributed all of its direct and indirect membership interests in the following subsidiaries, which directly own the Park Central Property, to FX Luxury Realty in exchange for membership interests therein: BP Parent, LLC, a Delaware limited liability company; Metroflag BP, LLC, a Nevada limited liability company; Metroflag Cable, LLC, a Nevada limited liability company; and Metroflag Management, LLC, a Nevada limited liability company. We sometimes refer to these subsidiaries here and in the consolidated financial statements contained elsewhere in this prospectus as “Metroflag” or the “Metroflag entities.”

On June 1, 2007, Flag Leisure Group, LLC, the managing member of Flag Luxury Properties, sold to FX Luxury Realty all of the membership interests in RH1, LLC, a Nevada limited liability company which is the record and beneficial owner of 418,294 shares of common stock of Riviera Holdings Corporation for consideration of approximately $12.5 million, paid in cash.

Also on June 1, 2007, Flag Luxury Properties sold to FX Luxury Realty all of the membership interests in Flag Luxury Riv, which is the record and beneficial owner of 418,294 shares of common stock of Riviera Holdings Corporation for consideration of approximately $9.1 million, $8.1 million of which was paid in cash, with $1 million paid in the form of a note.

On March 23, 2007, Robert F.X. Sillerman loaned Flag Luxury Properties, which in turn loaned its subsidiary Flag Luxury Riv, $1.15 million in connection with the acquisition by Flag Luxury Riv of a 50% beneficial ownership interest in an option to acquire 1,147,550 shares of Riviera Holdings Corporation. On June 1, 2007, FX Luxury Realty, which succeeded to the debt upon acquiring Flag Luxury Riv, repaid the loan using a portion of the proceeds from a $23 million loan from an affiliate of Credit Suisse which is described below.

On May 31, 2007, Flag Luxury Properties made a payment in the amount of $7.5 million on behalf of FX Luxury Realty in connection with the buyout of Leviev Boymelgreen of Nevada, an affiliate of Africa-Israel Investments Ltd., the former 50% owner of entities that own the Park Central Property. On June 1, 2007, FX Luxury Realty issued a promissory note to Flag Luxury Properties evidencing the amount owed. The note was repaid on July 9, 2007 from the proceeds of CKX’s investment in FX Luxury Realty and is no longer outstanding.

CKX Investment, Transfer to Distribution Trusts and Reorganization

On June 1, 2007, CKX invested $100 million in cash in exchange for 50% of the common membership interests of FX Luxury Realty.

On June 18, 2007, CKX declared a dividend consisting of 25% of our shares of common stock. Prior to declaring the dividend, CKX formed two trusts:

•	CKX FXLR Stockholder Distribution Trust I, or Distribution Trust I, formed to hold the dividend property for the benefit of certain named CKX executive officers who are stockholders of CKX pending distribution on the payment date; and

•	CKX FXLR Stockholder Distribution Trust II, or Distribution Trust II, formed to hold the FX Luxury Realty equity interests for the benefit of CKX stockholders as of the record date of the distribution pending distribution on the payment date.

Upon declaration of the dividend, CKX made the following irrevocable assignments and transfers:

•	CKX irrevocably transferred and assigned a 9.5% common membership interest in FX Luxury Realty to Distribution Trust I;

•	CKX contributed a 15.5% common membership interest in FX Luxury Realty to FX Real Estate and Entertainment in exchange for shares of FX Real Estate and Entertainment as step one in the previously disclosed plan to reorganize FX Luxury Realty into a Subchapter C corporation prior to the distribution of its equity interests to CKX stockholders; and

•	CKX irrevocably transferred and assigned the FX Real Estate and Entertainment shares to Distribution Trust II.

Following these transfers, CKX owned 25% of the outstanding common membership interests of FX Luxury Realty, Distribution Trust I owned 9.5% of the common membership interests of FX Luxury Realty, we owned 15.5% of FX Luxury Realty and Flag Luxury Properties owned the remaining outstanding 50%. Following these transfers, we were wholly-owned by Distribution Trust II. The interests as between Distribution Trust I and us are subject to adjustment to ensure pro rata distribution of the equity securities being distributed pursuant to the dividend once the total number of outstanding shares of CKX as of the record date for the distribution is known. As a result of the distribution to the trusts, CKX no longer has any interest in or control over the equity transferred to the Distribution Trust I and Distribution Trust II.

On September 26, 2007, CKX, Distribution Trust I and Flag Luxury Properties, LLC exchanged all of their common membership interests in FX Luxury Realty for shares of our common stock.

Immediately following the reorganization, also on September 26, 2007, CKX acquired an additional $1.5 million of our common stock, and Flag Luxury Properties acquired an additional $0.5 million of our common stock, the pricing for which was based on the same valuation used at the time of CKX’s initial investment in FX Luxury Realty in June 2007. As a result of the reorganization described above and the purchase of the additional shares, we were owned 25.5% by CKX, 25.75% in the aggregate by the two Distribution Trusts and 49.75% by Flag Luxury Properties.

On September 27, 2007, CKX declared a dividend consisting of 23.5% of our outstanding shares of common stock. Prior to declaring the dividend, CKX formed the CKX FXLR Stockholder Distribution Trust III, formed for the benefit of CKX stockholders as of the record date. Upon declaration of the dividend, CKX irrevocably assigned shares of our common stock representing 23.5% of the issued and outstanding shares of our common stock to the Distribution Trust III. As a result of the distribution to the trust, CKX no longer has any interest in or control over the equity transferred to the Distribution Trust III.

On November 30, 2007, Flag Luxury Properties LLC distributed all of its shares of our common stock, representing 49.75% of the outstanding shares of our common stock, to its members, including Messrs. Sillerman and Kanavos, and certain of its employees.

Preferred Distribution

Upon completion of the reorganization, Flag Luxury Properties will retain a $45 million priority preferred distribution right in FX Luxury Realty. This right entitles Flag Luxury Properties to receive an aggregate amount of $45 million prior to any distributions of cash by FX Luxury Realty from the proceeds of certain predefined capital transactions. From and after November 1, 2007, Flag Luxury Properties is entitled to an annual return on the preferred priority distribution equal to the Citibank N.A. prime rate as reported from time to time in the Wall Street Journal. The prime rate at September 30, 2007 was 7.75%. Until the preferred distribution is paid in full, we are required to use the proceeds from certain predefined capital transactions to pay the amount then owed to Flag Luxury Properties under such priority preferred distribution right. This right carries no voting or other rights, other than the right to receive the priority preferred distribution. Robert F.X. Sillerman and Paul Kanavos each own, directly and indirectly, an approximate 29.3% interest in Flag Luxury Properties and each will be entitled to receive his pro rata participation of the $45 million priority distribution when paid by FX Luxury Realty.

The Repurchase Agreement

In connection with CKX’s investment in FX Luxury Realty, CKX, FX Luxury Realty, Flag Luxury Properties, Robert F.X. Sillerman, Paul Kanavos and Brett Torino entered into a Repurchase Agreement dated June 1, 2007, as amended on June 18, 2007. The purpose of the repurchase agreement is to ensure the value of CKX’s investment in FX Luxury Realty under certain limited circumstances. Specifically, if none of certain specified events designed to establish the value of the FX Luxury Realty investment at its original purchase price have occurred prior to the second anniversary of the date of the completion of the distribution, Flag Luxury Properties, Mr. Sillerman, Brett Torino and Paul Kanavos shall be required to contribute such number of our shares back to us as would result in the shares held by CKX and its stockholders being worth the aforementioned purchase price paid by CKX. Upon distribution of its shares of our common stock to its members, neither Flag Luxury Properties nor its members (other than Messrs. Sillerman, Kanavos and Torino) will be subject to the obligations of the repurchase agreement.

License Agreements

Simultaneous with the CKX investment in FX Luxury Realty, FX Luxury Realty entered into a worldwide license agreement with Elvis Presley Enterprises, Inc., a subsidiary of CKX, granting FX Luxury Realty the exclusive right to utilize Elvis Presley-related intellectual property in connection with the development, ownership and operation of Elvis Presley-themed hotels, casinos and certain other real estate-based projects and attractions around the world.

FX Luxury Realty also entered into a worldwide license agreement with Muhammad Ali Enterprises, LLC, also a subsidiary of CKX, granting FX Luxury Realty the right to utilize Muhammad Ali-related intellectual property in connection with Muhammad Ali-themed hotels and certain other real estate-based projects and attractions. The terms of the License Agreements are described more fully herein under “Business — Elvis Presley and Muhammad Ali License Agreements.”

Shared Services Agreement

Prior to the date on which the registration statement of which this prospectus forms a part is declared effective, we expect to enter into a shared services agreement with CKX, pursuant to which employees of CKX, including members of senior management, provide services for us, and certain of our employees, including members of senior management, provide services for CKX. The services to be provided pursuant to the shared services agreement are expected to include management, legal, accounting and administrative.

It is expected that payments under the agreements will be made on a quarterly basis and will be determined taking into account a number of factors, including but not limited to, the overall type and volume of services provided, the individuals involved, the amount of time spent by such individuals and their current compensation rate with the company with which they are employed. Each quarter, representatives of the parties will meet to (i) determine the net payment due from one party to the other for provided services performed by the parties during the prior calendar quarter, and (ii) prepare a report in reasonable detail with respect to the provided services so performed, including the value of such services and the net payment due. The parties shall use their reasonable, good-faith efforts to determine the net payments due in accordance with the factors described in above.

Each party shall promptly present the report prepared as described above to the independent members of its board of directors or a duly authorized committee of independent directors for their review as promptly as practicable. If the independent directors or committee for either party raise questions or issues with respect to the report, the parties shall cause their duly authorized representatives to meet promptly to address such questions or issues in good faith and, if appropriate, prepare a revised report. If the report is approved by the independent directors or committee of each party, then the net payment due as shown in the report shall be promptly paid.

The term of the agreement runs until December 31, 2010, provided, however, that the term may be extended or earlier terminated by the mutual written agreement of the parties, or may be earlier terminated upon 90 days written notice by either party in the event that a majority of the independent members of such party’s board of directors determine that the terms and/or provisions of this agreement are not in all material respects fair and consistent with the standards reasonably expected to apply in arms-length agreements between affiliated parties; provided further, however, that in any event either party may terminate the agreement in its sole discretion upon 180 days prior written notice to the other party.

Because the shared services agreement with CKX constitutes an agreement with a related party, the agreement was reviewed and approved by the independent members of our board of directors. In addition, the agreement was reviewed and approved by a special committee of independent members of the board of directors of CKX formed to evaluate and approve certain related party transactions.

Stockholder Lock-Ups

Certain of our affiliates, including Robert F.X. Sillerman, Brett Torino and Paul C. Kavanos, have entered into lock-up agreements which prevent them from selling their shares of our common stock until the expiration of certain lock-up periods for periods of one to three years from the time of the reorganization transactions. Mr. Sillerman has agreed to not sell any of the shares that he receives as part of the distribution for a period of one (1) year. Messrs. Sillerman, Kanavos and Torino have agreed not to sell any of the shares they receive in connection with the distribution for Flag Luxury Properties to its members and certain of its employees for a period of three (3) years. All other members of Flag Luxury Properties, other than Messrs. Sillerman, Kanavos and Torino, representing approximately 6.0% of the outstanding shares of our common stock, have agreed not to sell their shares for a period of one year. Once Mr. Sillerman’s one year lock up with respect to the shares of our common stock he received as part of the distribution expires, we expect that 8,771,521 shares of our common stock will be eligible for sale pursuant to Rule 144 and once the three year lock-up agreements for Messrs. Sillerman, Kanavos and Torino expire, we expect that 26,470,845 shares of our common stock will be eligible for sale pursuant to Rule 144. The distribution of the shares of common stock held by CKX and Flag Luxury Properties to their respective stockholders and members are permitted under the terms of the lock-up agreements.

Related Party Indebtedness

On or about June 1, 2007, FX Luxury Realty issued a note to Flag Luxury Properties in the amount of $1 million as part of the purchase price for Flag Luxury Riv, which amount reflected expenses incurred in connection with its proposed merger with Riviera Holdings Corporation. The note is due and payable in full on March 31, 2008 with interest accruing at a rate of 5% per annum from the date of issuance through December 31, 2007 and a rate of 10% per annum thereafter. The note is pre-payable at any time without penalty. We intend to use a portion of the proceeds from the rights offering to repay this note.

FX Luxury Realty received a loan in the amount of $23 million from an affiliate of Credit Suisse pursuant to a promissory note dated June 1, 2007. The note, as amended on September 24, 2007 and December 6, 2007, is due and payable on March 15, 2008. The note is subject to acceleration upon the occurrence of any of the following events: (i) failure to consummate the distribution on or before January 10, 2008; (ii) failure to deliver a copy of an agreement with one or more parties backstopping the rights offering by January 28, 2008; (iii) if the rights offering registration statement is not declared effective by the Securities and Exchange Commission on or before February 27, 2008; and (iv) if the rights offering registration statement is not consummated on or before March 15, 2008. The note bears interest at a rate equal to the London Inter-Bank Offered Rate plus 250 basis points. On September 30, 2007, the effective interest rate on this loan was 8.1%. Robert F.X. Sillerman has provided a personal guarantee for the $23 million loan we received from Credit Suisse. The proceeds from the loan were used to used to (i) pay the cash consideration for the membership interests in RH1 and Flag Luxury Riv described above in an aggregate principal amount of approximately $20.6 million, (ii) repay approximately $1.15 million plus accrued interest to Flag Luxury Properties for amounts incurred by Flag Luxury Properties on behalf of Flag Luxury Riv in connection with the acquisition of the option to acquire 1,147,550 Riviera Holdings Corporation shares at $23.00 per share and (iii) fund $1.0 million in interest reserves in a segregated account.

On September 26, 2007, we entered into a line of credit agreement with CKX pursuant to which CKX agreed to loan up to $7.0 million to us, approximately $6.0 million of which was drawn down on September 26, 2007 and is evidenced by a promissory note dated September 26, 2007. We used the proceeds of the loan, together with proceeds from additional borrowings, to exercise the option to acquire an additional 573,775 shares of Riviera Holdings Corporation’s common stock [AMEX: RIV] at a price of $23 per share. The loan bears interest at LIBOR plus 600 basis points and is payable upon the earlier of (i) two years and (ii) our consummation of an equity raise at or above $90.0 million. On September 30, 2007, LIBOR was 5.20% and the effective interest rate on this loan was 11.20%. Messrs. Sillerman, Kanavos and Torino have, severally but not jointly, secured the loan by pledging, pro rata, an aggregate of 972,762 shares of our common stock.

Rights Offering

As soon as is as commercially practicable following the distribution, we anticipate initiating a rights offering to our stockholders who receive shares of our common stock in the distribution and own them on the record date of the rights offering. The anticipated rights offering, if initiated and completed, will not obviate the need to obtain additional financing to execute our business plan. The number of shares of our common stock to be sold in the anticipated rights offering and the subscription price for these shares have not yet been determined. Flag Luxury Properties, on behalf of its members, who collectively own 49.75% of our outstanding common stock, has agreed to waive its rights to participate in the rights offering. As a result, the only stockholders who may participate in the rights offering will be our stockholders who receive shares of our common stock in the distribution and own them on the record date of the rights offering. The rights offering will take place as soon as a registration statement registering the rights is declared effective by the Securities and Exchange Commission. We intend to use a portion of the proceeds from the rights offering to pay the $45 million priority distribution to Flag Luxury Properties, to repay the $23 million loan from an affiliate of Credit Suisse, to repay $1 million owed to Flag Luxury Properties, to repay any amounts owed under the $7 million line of credit from CKX ($6 million of which is owed as of September 30, 2007), to pay the first guaranteed annual payments totaling $10 million under our Elvis Presley and Muhammad Ali license agreements with subsidiaries of CKX and for other general corporate purposes. It is anticipated that following the closing of the rights offering, and assuming full subscription (which we expect will be guaranteed by a backstop as more fully described below), we will be owned approximately 40% by the members of Flag Luxury Properties and approximately 60% by public stockholders.

We are negotiating an agreement with The Huff Alternative Fund, L.P. pursuant to which, when finalized, Huff or an affiliate thereof would receive the right to and would agree to purchase a substantial portion of the shares of our common stock underlying rights that are not exercised by our stockholders in our anticipated rights offering. As a result of its substantial ownership interest in CKX, The Huff Alternative Fund, L.P. will receive, in the distribution, shares of common stock representing approximately 7.1% of our outstanding shares of common stock. Any shares of common stock acquired by Huff as a result of providing a “backstop” to the rights offering could significantly increase Huff’s ownership position in our company.

We also expect to enter into an agreement with one or more parties, which may include Robert F.X. Sillerman, our Chairman and Chief Executive Officer, to provide a “backstop” for the purchase of shares underlying rights that are not exercised by our stockholders and which are not acquired by Huff as described above.

The number of shares of our common stock to be sold in the anticipated rights offering and the subscription price for these shares have not yet been determined. A registration statement relating to the subscription rights and the underlying shares of our common stock has not yet been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. The offering will be made only by means of a prospectus. The foregoing summary of the anticipated rights offering shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Employee Relationships

Dayssi Olarte de Kanavos, the spouse of our President, Paul Kanavos, is the Senior Vice President of Marketing and Branding for Flag Luxury Properties and, from time to time, will provide marketing and branding-based services for us. We will be required to reimburse Flag Luxury Properties for the services provided by Ms. Kanavos in an amount equal to the fair value of the services as agreed between the parties and approved by our compensation committee. We are unable to estimate the extent of the services to be provided by Ms. Kanavos at this time and therefore cannot estimate the amount that we will be required to reimburse to Flag Luxury Properties.

Board Decisions and Certain Conflicts of Interest

Past and future decisions by our board regarding our future growth, operations and major corporate decisions will be subject to certain possible conflicts of interest. These conflicts may have caused, and in the future may cause, our business to be adversely affected. Nevertheless, our board will be responsible for making decisions on our behalf. In appropriate circumstances, we expect to submit transactions with any related party for approval or negotiation by our independent directors or a special committee thereof.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the distribution to investors who own CKX shares of record as of the close of the record date, the CKX stockholders, and who will own shares of our common stock as a result of the distribution. The discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to you. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury regulations, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. The discussion applies only to CKX stockholders who hold shares of CKX common stock and will hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of any particular circumstances, or that may apply to holders that are subject to special treatment under U.S. federal income tax laws (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, traders in securities who elect to mark their securities to market, mutual funds, real estate investment trusts, S corporations, stockholders subject to the alternative minimum tax, persons who have functional currency other than the U.S. dollar, partnerships or other pass-through entities and persons holding shares of CKX common stock or shares of our common stock through a partnership or other pass-through entity, persons who acquired shares of CKX common stock or shares of our common stock in connection with the exercise of employee stock options or otherwise as compensation, United States expatriates and stockholders who hold shares of CKX common stock or shares of our common stock as part of a hedge, straddle, constructive sale or conversion transaction). The discussion does not address any aspect of state, local or foreign tax laws or U.S. federal laws other than those pertaining to the U.S. federal income tax that may apply to CKX stockholders and our stockholders.

For purposes of this summary, a “U.S. holder” is a CKX stockholder or a holder of shares of our common stock that, for U.S. federal income tax purposes, is a beneficial owner that is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (or other entity that is treated as such for tax purposes);

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a domestic trust for U.S. federal income tax purposes.

A “non-U.S. holder” is a CKX stockholder or a holder of shares of our common stock (other than a partnership) that is not a U.S. holder.

If shares of CKX common stock or shares of our common stock are held by a partnership, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that hold shares of CKX common stock or shares of our common stock and partners in such partnerships are urged to consult their own tax advisors regarding the tax consequences to them of the distribution.

The United States federal income tax consequences set forth below are for general information only and are not intended to constitute a complete description of all tax consequences relating to or resulting from the distribution. No ruling from the IRS has been or will be sought regarding any matter discussed herein and no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any tax aspect set forth below. Because individual circumstances may differ, you should consult your own tax advisor regarding the applicability of the rules discussed below to you and the particular tax effects to you of the distribution, including the application of state, local and foreign tax laws.

Federal Income Tax Consequences of the Distribution to CKX Stockholders

In general.  The distribution of shares of our common stock will be treated as a taxable distribution to you in an aggregate amount equal to the number of shares you receive multiplied by the sum of (x) $5.14 multiplied by .96, plus (y) the average trading price of our common stock on the payment date multiplied by .04. The $5.14 factor is the cost per share paid by CKX and represents the fair market value of the 48.25% of our outstanding shares of common stock when such shares were transferred to the distribution trusts on June 18, 2007 and September 27, 2007. The second factor relates to the 2% of our outstanding shares of common stock that are owned by CKX, and which will be distributed directly to you by CKX pursuant hereto. Such CKX-owned shares will be valued based on the average trading price on the date of the distribution, assuming there is a public market for our common stock on such date.

The distribution amount will be characterized as a dividend for U.S. federal income tax purposes to the extent paid from CKX’s current and accumulated earnings and profits as determined under the Code. Any portion of the distribution that exceeds CKX’s current and accumulated earnings and profits will constitute a return of capital and will first reduce your basis in CKX shares, but not below zero. To the extent such portion exceeds your basis, the excess will be treated as gain from the disposition of CKX shares and subject to tax in the same manner as set forth below under “Federal Income Taxation of Us and Our Stockholders — Dispositions of Common Stock.” Your initial aggregate tax basis in the shares of our common stock received by you in the distribution will be the aggregate amount treated as a taxable distribution above, regardless of how the amount is characterized. The holding period for the shares will begin on the payment date. See “Federal Income Taxation of Us and Our Shareholders” for a discussion of the consequences to you of your subsequent disposition of the shares.

The tax impact of the distribution will be affected by a number of factors which are unknown at this time, including CKX’s final taxable income for 2007. Thus, a definitive calculation of the U.S. federal income tax impact on you from the distribution will not be possible until after the close of CKX’s 2007 taxable year. CKX will notify you after year end 2007 of the tax attributes and amount of the distribution to you on IRS Form 1099-DIV.

If you are a U.S. holder.  A U.S. holder generally will be taxed at the rate applicable to capital gains on the dividend income from the distribution if the holder has owned (without any transaction diminishing risk of loss) shares of common stock of CKX with respect to which the distribution is made for at least 60 continuous days ending on the record date of the distribution, or at the ordinary income tax rate if the holder has not owned such shares for 60 continuous days ending on the record date. If you are a corporation, dividends from the distribution generally will be eligible for the dividends received deduction, subject to the limitations of the Code with respect to the corporate dividends received deduction.

If you are a non-U.S. holder.  If you are a non-U.S. holder, the dividend income to you generally will be subject to U.S. withholding tax at either a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable treaty. Because the distribution is an in-kind distribution, CKX or other applicable withholding agents will collect the amount required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the shares of our common stock that you would otherwise receive, and you may bear brokerage or other costs for this withholding procedure. In order to receive a reduced treaty rate, you must provide CKX or other applicable withholding agents with an IRS Form W-8BEN or other applicable version of IRS form W-8 certifying qualification for the reduced rate. Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide CKX or other applicable withholding agents an IRS Form W-8ECI properly certifying such exemption. In such case, although not subject to withholding tax, you are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, the portion of your earnings and profits that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you), may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable treaty.

Tax-exempt entities.    Tax-exempt entities generally are not subject to federal income taxation except to the extent of their “unrelated business taxable income,” often referred to as UBTI, as defined in Section 512(a) of the Code. As with CKX’s other distributions, the distribution generally should not constitute UBTI, provided that you did not finance your acquisition of shares of common stock of CKX with acquisition indebtedness within the meaning of Section 514 of the Code.

Federal Income Taxation of Us and Our Stockholders

In general.  We will be subject to all of the federal tax requirements ordinarily applicable to subchapter C corporations under the Code.

Distributions on Common Stock.  Generally, any distributions to you on our common stock will be treated under the same principles discussed above under “Federal Income Tax Consequences of the Distribution to CKX Stockholders.”

Dispositions of Shares of Common Stock

If you are a U.S. holder.  You generally will recognize gain or loss on a disposition of shares of our common stock in an amount equal to the difference between the amount realized on the disposition and your adjusted basis in the disposed shares of common stock. This gain or loss will be capital gain or loss, and will be long term capital gain or loss if your holding period in the disposed shares of common stock exceeds one year. Special rates of tax may apply to long term capital gains recognized by noncorporate U.S. holders.

If you are a non-U.S. holder.  You generally will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of our common stock unless:

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you); or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (“USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for shares of our common stock.

The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets. We believe we are likely a USRPHC. However, as long as shares of our common stock are regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only if you beneficially own more than 5% of the value of our common stock at any time during the five-year period ending on the date of disposition.

If you are an individual non-U.S. holder described in the first bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. If you are a non-U.S. holder described in the second bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the second bullet may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. You should review any applicable income tax treaties that may provide for different results.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to the distribution in the circumstances discussed below. Amounts withheld under backup withholding are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided that you furnish the required information to the IRS. The current backup withholding rate is 28%. The distribution is an in-kind distribution by CKX and, thus, CKX (or other applicable withholding agent) must collect any applicable backup withholding by reducing to cash for remittance to the IRS a sufficient portion of the shares of our common stock that you would otherwise receive, and you may bear brokerage or other costs for this withholding procedure.

If you are a U.S. person:  You may be subject to backup withholding when you receive distributions on, or proceeds upon the sale, exchange, redemption, retirement or other disposition of, shares of our common stock. Thus, backup withholding may apply to shares of our common stock that you receive in the distribution. In general, you can avoid this backup withholding if you have properly executed under penalties of perjury an IRS Form W-9 or substantially similar form on which you:

•	provide and certify your correct taxpayer identification number;

•	certify that you are exempt from backup withholding because (1) you are a corporation or come within another enumerated exempt category, (2) you have not been notified by the IRS that you are subject to backup withholding or (3) you have been notified by the IRS that you are no longer subject to backup withholding; and

•	certify that you are a U.S. person.

If you have not previously provided and do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS.

Unless you have established on a properly executed IRS Form W-9 or substantially similar form that you are a corporation or come within another exempt category, the distribution (and distributions and other payments paid to you during the calendar year on shares of our common stock ) and the amount of tax withheld, if any, will be reported to you and to the IRS.

If you are a non-U.S. person:  The distributions (and distributions paid to you during each calendar year on shares of our common stock) and the amount of tax withheld if any, will generally be reported to you and to the IRS. This information reporting requirement applies regardless of whether you were subject to withholding, or whether the withholding was reduced or eliminated by an applicable tax treaty. Also, the distribution (or distributions and other payments to you on shares of our common stock) may be subject to backup withholding as discussed above, unless you have properly certified your non-U.S. person status on an applicable IRS Form W-8 or substantially similar form. Similarly, information reporting and backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of shares of our common stock if you have properly certified your non-U.S. person status on an applicable IRS Form W-8 or substantially similar form.

Other Tax Consequences

You should recognize that our and our stockholders’ federal income tax treatment, as well as CKX’s and its stockholders’ federal income tax treatment, may be modified by legislative, judicial or administrative actions at any time, and these actions may be retroactive in effect. The rules dealing with federal income taxation are constantly under review by the Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing regulations and revised interpretations of established concepts occur frequently. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions either directly or indirectly affecting us or CKX, or any of our respective stockholders. Revisions in federal income tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in shares of our common stock and in CKX shares. State and local tax consequences may not be comparable to the federal income tax consequences discussed above.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the distribution, we will have 39,790,247 shares of common stock outstanding. Of these shares of common stock, the 19,743,349 shares of common stock being distributed hereby will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. Approximately 26,470,845 shares of common stock held by affiliates of CKX and Flag Luxury Properties and its members upon completion of the distribution will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold except pursuant to a registration under the Securities Act or an exemption from such registration, including, among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rule 144, additional shares will be available for sale in the public market as follows:

•	no shares will be available for immediate sale on the date of this prospectus;

•	CKX and Messrs. Sillerman, Kanavos and Torino, have the right to enter into registration rights agreements with us. To the extent we do enter into such registration rights agreements, CKX and Messrs. Sillerman, Kanavos and Torino would each be entitled to one demand registration on Form S-3 and two piggy-back registrations on equity offerings effected by us for any other stockholders of our company, subject to standard underwriter lock-ups and cut-back provisions, and other customary terms and conditions; and

•	approximately 2,347,133 shares will be available for sale on September 27, 2008.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an “affiliate,” as that term is defined in the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock (approximately 393,000 shares immediately following the distribution); or

•	the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an “affiliate” of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, limitations, manner of sale provisions or public information requirements.

Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

TRANSFER AGENT AND REGISTRAR

Upon completion of the distribution, our transfer agent and registrar for our shares of common stock will be The Bank of New York Mellon Corporation.

PLAN OF DISTRIBUTION

We anticipate CKX and the Distribution Trusts to distribute the 19,743,349 shares of our common stock to CKX’s stockholders on January 10, 2008. This distribution is not being underwritten by an investment bank or otherwise. The purpose of the distribution is described in the section of this prospectus entitled “The Distribution — Background and Reasons for the Distribution.” We anticipate the aggregate fees and expenses in connection with the distribution to be approximately $1,572,385.

LEGAL MATTERS

Greenberg Traurig, LLP, New York, New York, will pass upon the validity of the common stock offered by this prospectus for us. A shareholder of Greenberg Traurig, LLP beneficially owns 323,761 shares of common stock of CKX and, upon completion of the distribution, will beneficially own 64,752 shares of our common stock.

EXPERTS

The consolidated financial statements of FX Luxury Realty, LLC as of June 30, 2007 and for the period from May 11, 2007 to June 30, 2007, and the combined financial statements of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC as of June 30, 2007, and for the period from January 1, 2007 through May 10, 2007 and as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon (which, with respect for FX Luxury Realty, LLC, contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 3 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and any amendments thereto) under the Securities Act of 1933 with respect to the shares being distributed pursuant to this prospectus. This prospectus is part of the registration statement and does not contain all of the information set forth in the registration statement. Statements contained in this prospectus as to the content of any agreement or other document filed as an exhibit are not necessarily complete, and you should consult a copy of those contracts or other documents filed as exhibits to the registration statement. For further information regarding us, please read the registration statement and the exhibits and schedules thereto.

You may read and copy the registration statement and its exhibits and schedules or other information on file at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the Securities and Exchange Commission. When our registration statement on Form S-1 becomes effective, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 and the reports, proxy statements and other information filed by us with the Securities and Exchange Commission can be copied at the Securities and Exchange Commission’s public reference room. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our Securities and Exchange Commission filings and the registration statement by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

This prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Contents

FX Real Estate and Entertainment Inc.

Consolidated Financial Statements
As of June 30, 2007 and September 30, 2007 (unaudited) and for the period from May 11, 2007 to June 30, 2007 and for the period from May 11, 2007 through September 30, 2007 (unaudited)

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2007 and September 30, 2007 (unaudited)	F-3
Consolidated Statements of Operations for the period from May 11, 2007 through June 30, 2007 and for the period from May 11, 2007 through September 30, 2007 (unaudited)	F-4
Consolidated Statements of Stockholders’/Members’ Equity and Comprehensive Loss for the period May 11, 2007 through June 30, 2007 and for the period from May 11, 2007 through September 30, 2007 (unaudited)
F-5
Consolidated Statements of Cash Flows for the period from May 11, 2007 through June 30, 2007 and for the period from May 11, 2007 through September 30, 2007 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC and Metroflag Management, LLC

Combined Financial Statements
As of June 30, 2007 and for the periods from January 1, 2007 through May 10, 2007, from May 11, 2007 through July 5, 2007 (unaudited), from January 1, 2007 through July 5, 2007 (unaudited) and for the nine months ended September 30, 2006 (unaudited)

Report of Independent Registered Public Accounting Firm	F-24
Combined Balance Sheet at June 30, 2007	F-25
Combined Statement of Operations for the periods from January 1, 2007 through May 10, 2007, from May 11, 2007 through July 5, 2007 (unaudited), from January 1, 2007 through July 5, 2007 (unaudited) and the nine months ended September 30, 2006 (unaudited)
F-26
Combined Statements of Changes in Members’ Equity for the periods from January 1, 2007 through May 10, 2007 and from May 11, 2007 through July 5, 2007 (unaudited)	F-27
Combined Statements of Cash Flows for the periods from January 1, 2007 through May 10, 2007, from May 11, 2007 through July 5, 2007 (unaudited), from January 1, 2007 through July 5, 2007 (unaudited) and the nine months ended September 30, 2006 (unaudited)
F-28
Notes to Combined Financial Statements	F-29

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and
Metroflag Management, LLC

Combined Financial Statements
As of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006

Report of Independent Registered Public Accounting Firm	F-40
Combined Balance Sheets as of December 31, 2005 and 2006	F-41
Combined Statements of Operations for the years ended December 31, 2004, 2005 and 2006	F-42
Combined Statements of Members’ Equity for the years ended December 31, 2004, 2005 and 2006	F-43
Combined Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-44
Notes to Combined Financial Statements	F-45

FX Luxury Realty, LLC

Report of Independent Registered Public Accounting Firm

To the Members of FX Luxury Realty, LLC:

We have audited the accompanying consolidated balance sheet of FX Luxury Realty, LLC and subsidiaries (the “Company”) as of June 30, 2007, and the related consolidated statements of operations, members’ equity and comprehensive loss, and cash flows for the period from May 11, 2007 to June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FX Luxury Realty, LLC and subsidiaries at June 30, 2007, and the consolidated results of its operations and cash flows for the period from May 11, 2007 to June 30, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that FX Luxury Realty, LLC will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company needs to secure additional capital in order to pay obligations as they become due raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plan as to this matter also is described in Note 3. These financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
New York, New York
August 23, 2007

FX Real Estate and Entertainment Inc.

Consolidated Balance Sheets
(amounts in thousands)

	June 30,	September 30,
	2007	2007
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$100,383	$3,823
Restricted cash	1,000	72,790
Marketable securities	30,410	39,561
Rent and other receivables	—	1,383
Deferred rent, net	—	138
Other current assets	22,805	834

Total current assets	154,598	118,529
Investment in Metroflag	85,545	—
Investment in real estate, at cost:
Land	—	533,336
Building and improvements	—	30,649
Furniture, fixtures and equipment	—	2,587
Capitalized development costs	—	17,465
Less: accumulated depreciation	—	(5,449)

Net investment in real estate	—	578,588
Acquired lease intangible assets, net	—	1,259
Deferred financing costs, net	—	9,579

Total assets	$240,143	$707,955

LIABILITIES AND MEMBERS’/STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,271	11,035
Accrued license fees	1,429	5,714
Note payable	23,000	30,674
Due to related parties	8,809	3,068
Acquired lease intangible liabilities, net	—	44
Unearned rent and related revenue	—	871

Total current liabilities	34,509	51,406
Long-term debt	—	475,000
Due to related parties	—	6,000
Other long-term liabilities	—	1,129

Total liabilities	34,509	533,535

Minority interest	6,919	—
Contingently redeemable members’/stockholders’ equity	180	180
Members’/stockholders’ equity:
Preferred stock authorized 1,000 shares	—	—
Common stock, $0.01 par value: authorized 1,000 shares, 202 shares issued and outstanding at September 30, 2007	—	—
Members’ interest	198,677	—
Additional paid-in capital	—	180,580
Accumulated other comprehensive loss	(142)	(6,340)

Total members’/stockholders’ equity	198,535	174,240

Total liabilities and members’/stockholders’ equity	$240,143	$707,955

See accompanying notes to consolidated financial statements

FX Real Estate and Entertainment Inc.

Consolidated Statements of Operations
(amounts in thousands)

	Period from	Period from
	May 11, 2007	May 11, 2007
	through	through
	June 30, 2007	September 30, 2007
		(unaudited)

Revenue	$—	$1,346
Operating expenses:
License fees	1,429	5,714
Selling, general and administrative expenses	128	1,338
Corporate expenses	281	2,349
Depreciation and amortization expense	—	86
Operating and maintenance	—	145
Real estate taxes	—	116

Total operating expenses	1,838	9,748

Operating loss	(1,838)	(8,402)
Interest income	426	613
Interest expense	(237)	(15,944)
Other expense	(377)	(6,358)

Loss before equity in loss of an unconsolidated affiliate, minority interest and incidental operations	(2,026)	(30,091)
Equity in loss of an unconsolidated affiliate	(4,455)	(4,969)
Minority interest	244	579
Loss from incidental operations	—	(5,113)

Net loss	$(6,237)	$(39,594)

See accompanying notes to consolidated financial statements

FX Real Estate and Entertainment Inc.

Consolidated Statements of Members’/Stockholders’ Equity and Comprehensive Loss
(amounts in thousands)

	Period from	Period from
	May 11, 2007	May 11, 2007
	through	through
	June 30, 2007	September 30, 2007
		(unaudited)

Members’/stockholders’ equity, May 11, 2007	$—	$—
Capital contributions	204,914	220,174
Unrealized loss on available for sale securities	(142)	(6,340)
Net loss	(6,237)	(39,594)

Members’/stockholders’ equity	$198,535	$174,240

Net loss	$(6,237)	$(39,594)
Unrealized loss on available for sale securities	(142)	(6,340)

Comprehensive loss	$(6,379)	$(45,934)

See accompanying notes to consolidated financial statements

FX Real Estate and Entertainment Inc.

Consolidated Statements of Cash Flows
(amounts in thousands)

	Period from	Period from
	May 11, 2007	May 11, 2007
	through	through
	June 30, 2007	September 30, 2007
		(unaudited)

Cash flows from operating activities:
Net loss	$(6,237)	$(39,594)
Adjustments to reconcile net loss to cash provided by operating activities:
Loss on exercise of derivative	377	6,358
Equity in loss of an unconsolidated affiliate	4,455	4,969
Depreciation and amortization	—	5,449
Deferred financing cost amortization	—	3,631
Minority interest	(244)	(579)
Changes in operating assets and liabilities:
Other current and non-current assets	(173)	(1,318)
Accounts payable	65	3,324
Accrued license fees	1,429	5,714
Due to related parties	366	1,053

Net cash provided by (used in) operating activities	38	(10,993)

Cash flows used in investing activities:
Restricted cash	(1,000)	(10,443)
Purchase of additional interest in Metroflag	—	(172,500)
Purchase of Riviera interests	(21,842)	(21,842)
Purchase of shares in Riviera	—	(13,197)

Net cash used in investing activities	(22,842)	(217,982)

Cash flows provided by financing activities:
Members’/stockholders’ capital contributions	100,000	100,000
Issuance of common stock	—	2,000
Borrowings under loan agreements and notes payable	23,000	141,674
Repayment of members’ loans	—	(7,605)
Contribution from minority interest	187	466
Debt issuance costs	—	(3,737)

Net cash provided by financing activities	123,187	232,798

Net increase in cash and equivalents	100,383	3,823
Cash and cash equivalents — beginning of period	—	—

Cash and cash equivalents — end of period	$100,383	$3,823

Supplemental cash flow disclosures:
Cash paid for interest	$126	$12,772
Non-cash financing and investing activities:
Contributions of assets for membership interests	$103,421	$103,421

See accompanying notes to consolidated financial statements.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements
June 30, 2007 and September 30, 2007 (unaudited)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

1.	Basis of Presentation

The financial information contained in these Consolidated Financial Statements as of and for the period ended June 30, 2007 has been audited and reflects the results of operations of FX Luxury Realty, LLC (“FXLR”), a Delaware limited liability company, and its consolidated subsidiaries.

The financial information contained in these Consolidated Financial Statements as of and for the period May 11, 2007 to September 30, 2007 has not been audited and reflects the results of operations of FXLR and its consolidated subsidiaries for the period May 11, 2007 to September 26, 2007 and FX Real Estate and Entertainment Inc. (“FXRE” or the “Company”), a Delaware corporation, and its consolidated subsidiaries, including FXLR, for the period September 27, 2007 to September 30, 2007. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary to present fairly such information have been included.

The unaudited financial information as of September 30, 2007 and for the period May 11, 2007 to September 30, 2007 consists of the two aforesaid periods, May 11, 2007 to September 26, 2007 and September 27, 2007 to September 30, 2007, because of a reorganization of FXLR that was effectuated on September 26, 2007. On September 26, 2007, holders of common membership interests in FXLR, exchanged all of their common membership interests for shares of common stock of FXRE. Following this reorganization, FXRE owns 100% of the common membership interests of FXLR.

As a result of this reorganization, all references to FXRE or the Company for the periods prior to the date of the reorganization shall refer to FXLR and its consolidated subsidiaries. For all periods as of and subsequent to the date of the reorganization, all references to FXRE or the Company shall refer to FXRE and its consolidated subsidiaries, including FXLR.

From May 11, 2007 to July 5, 2007, the Company accounted for its interest in Metroflag under the equity method of accounting because it did not have control with its then 50% ownership interest. Therefore, the audited financial statements as of and for the period ended June 30, 2007 reflect the Company’s 50% ownership interest in Metroflag under the equity method of accounting.

Effective July 6, 2007, with its purchase of the 50% of Metroflag that it did not already own, the Company consolidates the results of Metroflag. Therefore, the unaudited financial statements for the period from May 11, 2007 to September 30, 2007 reflect the Company’s 50% ownership interest in Metroflag under the equity method of accounting from May 11, 2007 through July 5, 2007 and reflect the consolidation of the financial results for Metroflag from July 6, 2007 through September 30, 2007.

The consolidated financial statements include the accounts of all subsidiaries and the Company’s share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All intercompany accounts and transactions have been eliminated.

2.	Organization and Background

Business of the Company

The Company is engaged in the business of developing hotel, casino, entertainment, retail, commercial and residential development projects throughout the world. The Company owns a 50% interest in 17.72 contiguous acres of land located on the corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada (the “Park Central Property”). The Company currently leases space to tenants under agreements with varying terms and intends to evaluate and pursue a hotel, casino, entertainment development project on the property.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

Formation of the Company

FLXR was formed under the laws of the state of Delaware on April 13, 2007. The Company was inactive from inception through May 10, 2007.

On May 11, 2007, Flag Luxury Properties, LLC (“Flag”), a real estate development company in which Robert F. X. Sillerman and Paul C. Kanavos each own an approximate 29% interest, contributed to the Company its 50% ownership interest in BP Parent, LLC, Metroflag BP, LLC, Metroflag Cable, LLC, Metroflag Polo, LLC, CAP/TOR LLC, Metroflag HD, LLC and Metroflag Management, LLC for all of the membership interests in the Company. These entities are collectively referred to herein as “Metroflag” or the “Metroflag entities.” The sale of assets by Flag was accounted for at historical cost as FXLR and Flag were entities under common control.

On June 1, 2007, Flag Leisure Group, LLC, a company in which Robert F.X. Sillerman and Paul C. Kanavos each beneficially own an approximate 33% interest and which is the managing member of Flag Luxury Properties, sold to the Company all of its membership interests in RH1, LLC, which owns an aggregate of 418,294 shares of Riviera Holdings Corporation and 28.5% of the outstanding shares of common stock of Riv Acquisition Holdings, Inc. On such date, Flag also sold to the Company all of its membership interests in Flag Luxury Riv, LLC, which owns an additional 418,294 shares of Riviera Holdings Corporation and 28.5% of the outstanding shares of common stock of Riv Acquisition Holdings. With the purchase of these membership interests, FX Luxury Realty acquired, through its interests in Riv Acquisitions Holdings, a 50% beneficial ownership interest in an option to acquire an additional 1,147,550 shares of Riviera Holdings Corporation at $23 per share. The total consideration for these transactions was $21.8 million paid in cash, a note for $1.0 million and additional contributed equity of $15.9 million for a total of $38.7 million. The sale of assets by Flag Leisure Group, LLC and Flag was accounted for at historical cost as the Company, Flag Leisure Group, LLC and Flag were entities under common control at the time of the transactions. Historical cost for these acquired interests equals fair values because the assets acquired comprised available for sale securities and a derivative instrument that are required to be reported at fair value in accordance with generally accepted accounting principles.

FXRE was formed under the laws of the state of Delaware on June 15, 2007.

On September 26, 2007, CKX, together with other holders of common membership interests in FXLR contributed all of their common membership interests in FXLR to FXRE in exchange for shares of common stock of FXRE. This exchange is sometimes referred to herein as the “reorganization.” As a result of the reorganization, FXRE holds 100% of the outstanding common membership interests of FXLR.

CKX Investment

On June 1, 2007, CKX, Inc. (“CKX”), a publicly traded company engaged in the ownership, development and utilization of entertainment content including the rights to the name, image and likeness of Elvis Presley and Muhammad Ali and the operations of Graceland, contributed $100 million in cash to the Company in exchange for 50% of the common membership interests in the Company (the “CKX Investment”). CKX also agreed to permit Flag to retain a $45 million preferred priority distribution right which amount will be payable upon certain defined capital events.

As a result of the CKX investment on June 1, 2007 and the determination that Flag and CKX constituted a collaborative group representing 100% of FXLR’s ownership interests, the Company recorded its assets and liabilities at the combined accounting bases of the respective investors. FXLR’s net asset base represents a combination of 50% of the assets and liabilities at historical cost, representing Flag’s predecessor ownership interest, and 50% of the assets and liabilities at fair value, representing CKX’s ownership interest, for which it contributed cash on June 1, 2007.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

The fair value of the assets acquired and liabilities assumed reflect the estimated fair values based on a preliminary report from an independent appraisal firm that was engaged to perform a valuation of the assets acquired and liabilities assumed. Accordingly, the initial purchase price allocations are preliminary and may be adjusted for changes in estimates of the fair value of the assets acquired and liabilities assumed. The following table summarizes the preliminary amounts allocated to the acquired assets and liabilities assumed as of June 1, 2007:

(In thousands)

Cash and other current assets	$8,652
Investments in Riv Shares and Riv Option	46,061
Investment in Park Central Property	88,269

Total assets acquired	142,982
Current liabilities	2,577
Debt	31,443

Total liabilities assumed	34,020
Minority interest	7,305
Net assets acquired	$101,657

On June 18, 2007, CKX declared and transferred into two trusts, for the benefit of its stockholders, a dividend consisting of 25% of the outstanding shares of common stock of the Company payable to CKX stockholders as of a to be determined record date. The trusts were formed solely to hold the dividend property pending distribution to CKX stockholders on the payment date.

On September 26, 2007, CKX acquired an additional 0.742% of the outstanding capital stock of the Company for a price of $1.5 million. The proceeds of this investment, together with an additional $0.5 million that was invested by Flag, will be used by the Company for working capital and general corporate purposes.

On September 27, 2007 CKX declared and transferred into the two trusts for the benefit of its stockholders, a dividend consisting of 23.5% of the outstanding shares of common stock of the Company payable to CKX stockholders as of a to be determined record date. As of September 30, 2007, CKX holds a 2% ownership interest in the Company, which it plans to distribute to its shareholders in the future.

License Agreements

On June 1, 2007, the Company entered into a worldwide license agreement with Elvis Presley Enterprise, Inc., a 85%-owned subsidiary of CKX (“EPE”), granting the Company the exclusive right to utilize Elvis Presley-related intellectual property in connection with the development, ownership and operation of Elvis Presley-themed hotels, casinos and certain other real estate-based projects and attractions around the world. The Company also entered into a worldwide license agreement with Muhammad Ali Enterprises LLC, a 80%-owned subsidiary of CKX (“MAE”), granting the company the right to utilize Muhammad Ali-related intellectual property in connections with Muhammad Ali-themed hotels and certain other real estate-based projects and attractions.

Metroflag Acquisition

On May 30, 2007, the Company entered into an agreement to acquire the remaining 50% ownership interest in the Metroflag entities that it did not already own.

On July 6, 2007, FXLR acquired the remaining 50% of the Metroflag entities, which collectively own the Park Central Property from an unaffiliated third party. As a result of this purchase, the Company now owns 100% of Metroflag, and therefore the Park Central Property, and consolidates the operations beginning on July 6, 2007. The

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

total consideration paid by FXLR for the remaining 50% interest in Metroflag was $180 million, $172.5 million of which was paid in cash at closing and $7.5 million of which was an advance payment made in May 2007 (funded by a $7.5 million loan from Flag). The cash payment at closing was funded from $92.5 million cash on hand and $105 million in additional borrowings, which was reduced by $21.3 million deposited into a restricted cash account to cover debt service commitments and $3.7 million in debt issuance costs. The $7.5 million loan from Flag was repaid on July 9, 2007.

From May 11, 2007 to July 5, 2007, the Company accounted for its Metroflag investment under the equity method of accounting because it did not have control with its then 50% ownership interest.

Prior to July 6, the Company classified its 50% interest in Metroflag as a Long-Term Investment in the accompanying consolidated balance sheet as of June 30, 2007.

As a result of the purchase transaction on July 6, 2007, Metroflag was owned 100% by FXLR and therefore was consolidated commencing July 6, 2007. The assets and liabilities were consolidated within the results of FXLR and separately classified in the accompanying balance sheet as of September 30, 2007

After this transaction, the Metroflag entities have $475 million in first and second tier term loans secured by the Park Central Property and are required to hold funds in escrow to fund debt service commitments and predevelopment expenses.

The Company revalued the assets and liabilities of Metroflag in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 141: Business Combinations and recorded the transaction at fair value.

The fair value of the assets acquired and liabilities assumed reflects the estimated fair values based on a preliminary report from an independent appraisal firm that was engaged to perform a valuation of the assets acquired and the liabilities assumed. Accordingly, the initial purchase price allocations are preliminary and may be adjusted for changes in estimates of the fair value of the assets acquired and liabilities assumed.

The following table summarizes the preliminary amounts allocated to the acquired assets and liabilities assumed as of July 6, 2007:

(In thousands)

Current assets	$93,034
Investments in real estate	584,004
Other assets	14,691

Assets acquired	691,729
Current liabilities	35,591
Long-term debt	475,000
Other liabilities	1,138

Liabilities assumed	511,729

Net assets acquired	$180,000

At this time management believes that no amounts will be allocated to intangible assets other than the acquired lease intangible assets (note 9). The Company can not estimate the amounts that may change when the Company finalizes its valuation.

Unaudited pro forma condensed information for the period from May 11, 2007 through September 30, 2007 is disclosed to show the results of the Company giving effect to the acquisition of Metroflag on July 6, 2007 as if the

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

transaction had occurred on May 11, 2007. The pro forma results include certain adjustments including increased interest expense and are not necessarily indicative of what the results would have been had the transactions actually occurred on May 11, 2007. Pro forma revenue and net loss for the period from May 11, 2007 through September 30, 2007 were $2.3 million and $45.7 million, respectively.

Investment in Riviera

As of June 30, 2007 the Company held 836,588 shares of common stock in Riviera Holdings Corporation [AMEX:RIV], a company that owns and operates the Riviera Hotel &Casino in Las Vegas, Nevada and the Blackhawk Casino in Blackhawk, Colorado (“Riviera”), as well as a 50% beneficial ownership interest in an option to acquire an additional 1,147,550 Shares in Riviera at a price of $23 per share (the “Riv Option”).

On September 26, 2007, the Company entered into a line of credit agreement with CKX pursuant to which CKX agreed to loan up to $7.0 million to the Company, approximately $6.0 million of which was drawn down on September 26, 2007, $5.5 million of the proceeds from the CKX loan, together with the proceeds of a $7.7 million margin loan from Bear Stearns, was used to fund the exercise of the Riv Option to acquire an additional 573,775 shares of Riviera Holdings Corporation’s common stock at a price of $23 per share. As a result of the exercise of the Riv Option, as of September 30, 2007, the Company owns 1,410,363 shares of common stock of Riviera Holdings Corporation.

The Riviera shares are included in marketable securities on the accompanying consolidated balance sheets.

The Repurchase Agreement and Contingently Redeemable Stock

CKX, FXRE, FXLR, Flag, Robert F.X. Sillerman, Paul Kanavos and Brett Torino are parties to a Repurchase Agreement dated June 1, 2007, as amended on June 18, 2007 and September 27, 2007. The purpose of the Repurchase Agreement is to ensure that the value of the 50%-interest in the Company acquired by CKX (and the corresponding shares of common stock of FXRE received for such interests in the reorganization) (the “Purchased Securities”) is equal to no less than the $100 million purchase price paid by CKX, under certain limited circumstances. Specifically, if no “Termination Event” occurs prior to the second anniversary of the distribution, which are events (as described below) designed to indicate that the value of the CKX investment has been confirmed, each of Messrs. Sillerman, Kanavos and Torino shall be required to sell back such number of their shares of our common stock to us at a price of $.01 per share as will result in the shares that were received by the CKX stockholders in the distribution having a value of at least $100 million.

A “Termination Event” shall be deemed to have occurred if: (i) the average closing price of the common stock of FXRE for any consecutive 30-day period following the distribution shall have been at least such price per share that attributes an aggregate value to the Purchased Securities of not less than $100 Million, (ii) FXRE shall have consummated its planned rights offering or any other private placement or public offering of equity securities or equity-linked securities at a price that reasonably provides an attributable pre-money value to the Purchased Securities of not less than $100 million, (iii) FXRE shall have received a standby purchase or other firm backstop arrangement for the planned rights offering at a price which attributes a pre-money value to the Purchased Securities of not less than $100 million, (iv) if CKX breaches, in any material respect, its obligations under the purchase agreement for the Purchased Securities which has a materially adverse effect on the fair market value of our common stock, (v) a transaction is consummated the result of which is that FXRE ceases to be a ’34 Act reporting company or if FXRE becomes party to a transaction involving a merger, sale, recapitalization or similar transaction, provided that such transaction (x) provides an attributable pre-money value to the Purchased Securities of not less than $100 million, or (y) is approved by a majority of our stockholders who are unaffiliated with Flag, Robert F.X. Sillerman, Brett Torino and Paul Kanavos.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

If any of the above described Termination Events occurs prior to the second anniversary of the distribution, the Repurchase Agreement shall terminate and be of no further force or effect. The total number of shares of FXRE common stock that Messrrs. Sillerman, Kanavos and Torino could be required to “contribute” to FXRE was not calculated at the time that CKX first entered into the Repurchase Agreement. Rather, it was determined that Messrs. Sillerman, Kanavos and Torino, as the principal equity owners of Flag, from which CKX purchased the interests in FXLR, should be required to provide some form of guarantee of the value being ascribed to the interests being purchased. It was understood that Messrs. Sillerman, Kanavos and Torino, as holders of approximately 90% of the outstanding membership interests of Flag, would ultimately receive approximately 45% of the outstanding shares of common stock of FXRE from Flag as a result of its distribution of the approximately 50% of our shares of common stock which it owns to its members and certain employees. This level of holdings was deemed sufficient to provide the value protection that the agreement was meant to provide.

Upon distribution of its shares of FXRE common stock to its members and certain of its employees, Flag will no longer be a party to or subject to the obligations of the repurchase agreement.

The interests subject to the repurchase agreement have been recorded as contingently redeemable members’ interest in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Topic D-98: Classification and Measurement of Redeemable Securities. This statement requires the issuer to estimate and record value for securities that are mandatorily redeemable and that redemption is not in the control of the issuer. The value for this instrument has been determined based upon the redemption price of par value for the expected 18 million shares of common stock of FXRE subject to the Repurchase Agreement. At June 30, 2007 and September 30, 2007, the value of the interest subject to redemption was recorded at the maximum redemption value of $180,000.

Rights Offering

As soon as is commercially practicable following the distribution, the Company intends to offer its stockholders a right to purchase additional shares of its common stock in a rights offering. The total number of shares of the Company common stock to be sold in the anticipated rights offering and the subscription price for the shares have not yet been determined. Flag, on behalf of itself and its members, who will collectively own 49.75% of the Company outstanding common stock immediately prior the rights offering, has agreed to waive its rights to participate in the rights offering. As a result, the only stockholders who will participate in the rights offering will be the Company public stockholders (including stockholders of CKX who receive shares of our common stock in the distribution and continue to own them on the record date for the rights offering). The rights offering will take place as soon as a registration statement registering the rights is declared effective by the Securities and Exchange Commission.

3.	Going Concern

The accompanying consolidated financial statements are prepared assuming that the Company will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The Company’s ability to continue as a going concern is dependent on its ability to obtain additional sources of capital in the next twelve months. As discussed in notes 6 and 7, the Company has certain short-term obligations that it plans to pay from the proceeds of a rights offering expected to occur prior to the maturity dates of these obligations. If the rights offering is delayed, the Company will need to renegotiate the terms of their current debt obligations or find alternative financing. In July 2007 the Company utilized substantially all of its cash, including $100 million cash on hand to partially fund the purchase of the 50% interest in Metroflag it did not own and to settle a related obligation. As discussed in note 6, the Metroflag entities have $475 million in loans secured by the Park Central Property that becomes due and payable on July 5, 2008, subject to our ability to extend the maturity

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

date for up to two six (6) month extensions. The Company intends to refinance this loan in connection with a plan of development for the Park Central Property. The Company’s ability to refinance the loan and the valuation of the property could be affected by the ability to effectively execute this redevelopment plan. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

4.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown on the financial statements. Cash and cash equivalents consist of unrestricted cash in accounts maintained with major financial institutions.

Restricted Cash

Restricted cash primarily consists of cash deposits and impound accounts for interest, property taxes, insurance, rents and development projects as required under the terms of the Company’s loan agreements.

Marketable Securities

Marketable securities at June 30, 2007 and September 30, 2007 consist only of the Riv Shares owned by FXLR. These securities are available for sale in accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and accordingly are carried at fair value with the unrealized gain or loss reported in other comprehensive income. Unrealized losses considered to be other than temporary are recognized currently in earnings. Fair value is determined by currently available market prices.

Fair Value of Financial Instruments

The Riv Option is classified as a derivative and included in other assets on the accompanying consolidated balance sheet as of June 30, 2007. This security is categorized as a derivative in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and accordingly is carried at fair value with the gain or loss reported as other income (expense). The fair value for the Riv Option approximates the value of the option using an option pricing model and assuming the option is extended through its maximum term. The assumptions reflected in the valuation, as of June 30, 2007, were a risk free rate of 5% and a volatility factor of 48.5%. The option was valued at $15.3 million as of June 30, 2007. The change in fair value during the period of $0.4 million has been recorded as other expense in the accompanying consolidated statement of operations.

The Company has a policy and also is required by its lenders to use derivatives to partially offset the market exposure to fluctuations in interest rates. In accordance with SFAS 133, the Company recognizes these derivatives on the balance sheet at fair value and adjusts them on a quarterly basis. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company does not enter into derivatives for speculative or trading purposes.

The carrying value of the Company’s accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these instruments. The carrying value of the Company’s variable-rate note payable is considered to be at fair value since the interest rate on such instrument re-prices monthly based on current market conditions.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

Rental Revenues

The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Amounts expected to be received in later years are included in deferred rent, amounts received and to be recognized as revenues in later years are included in unearned rent and related revenues.

Some of the lease agreements contain provisions that grant additional rents based on tenants’ sales volume (contingent or percentage rent) and reimbursement of the tenants’ share of real estate taxes, insurance and common area maintenance (“CAM”) costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

Real Estate Investments

Land, buildings and improvements are recorded at cost. All specifically identifiable costs related to development activities are capitalized into capitalized development costs on the combined balance sheet. The capitalized costs represent pre-development costs essential to the development of the property and include designing, engineering, legal, consulting, obtaining permits, construction, financing, and travel costs incurred during the period of development.

The Company capitalizes interest costs to projects during development. Interest capitalization ceases once a given project is substantially complete and ready for its intended use. As the Company is in the planning stages of the development and has not begun developing the current project, no interest was capitalized during the period from May 11, 2007 to September 30, 2007.

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are reflected in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 39 years for buildings and improvements, three to seven years for furniture, fixture and equipment, and 15 years for signage. However, as the latest redevelopment plans provide demolition of certain properties, in order to develop the casino resort, the Company is depreciating the buildings and improvements over the estimated remaining life of these properties before they are demolished which is estimated to be June 30, 2008.

The Company follows the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). SFAS 141 provides guidance on allocating a portion of the purchase price of a property to intangibles. The Company’s methodology for this allocation includes estimating an “as-if vacant” fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the “as-if vacant” fair value is allocated to intangible assets. There are two categories of intangibles to be considered: (i) value of in-place leases, (ii) above and below-market value of in-place leases.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is amortized to expense over the remaining initial term of the respective leases. Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining noncancelable term of the lease.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

The value of above-market leases is amortized as a reduction of base rental revenue over the remaining terms of the respective leases. The value of below-market leases is accreted as an increase to base rental revenue over the remaining terms of the respective leases.

The Company follows the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). In accordance with SFAS 144, the Company reviews their real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon expected undiscounted cash flows from the property. The Company determines impairment by comparing the property’s carrying value to an estimate of fair value based upon varying methods such as (i) estimating future cash flows, (ii) determining resale values, or (iii) applying a capitalization rate to net operating income using prevailing rates. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of Las Vegas and tenant credit quality. In the event that the carrying amount of a property is not recoverable and exceeds its fair value, the Company will write down the asset to fair value. There was no impairment loss recognized by the Company during the periods presented.

Incidental Operations

The Company follows the provisions of Statement of Financial Accounting Standards No. 67, Accounting for Costs and Initial Operations of Real Estate Projects (“SFAS 67”) to account for certain operations of Metroflag. In accordance with SFAS 67, these operations are considered “incidental,” and as such, for each entity, when the incremental revenues exceed the incremental costs, such excess is accounted for as a reduction of capitalized costs of the redevelopment project.

The following table summarizes the results from the incidental operations for the period May 11, 2007 through September 30, 2007 (unaudited):

(amounts in thousands)

Revenues	$3,395
Depreciation	(5,365)
Operating & Other	(3,143)

Net loss	$(5,113)

Deferred Financing Costs

Financing costs are capitalized and amortized to interest expense over the life of the loan as an adjustment to the yield.

Income Taxes

FXRE, as a corporation, will be subject to federal income taxation. It’s operations in Nevada will not be subject to state taxes because Nevada does not impose a state income tax.

FXRE does not have a tax provision as it is a newly formed corporation with a loss. FXLR, a partnership for tax purposes, was not subject to income taxes and therefore did not establish a tax provision. The members included their respective share of FXLR income or loss in their own income tax returns.

The Company is expected to be generate net operating losses in the foreseeable future and, therefore, valuation allowances will likely be taken against any deferred tax assets.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

Risks and Uncertainties

The Company principal investments are in entities that own Las Vegas, Nevada based real estate development projects which are aimed at tourists. Accordingly, the Company is subject to the economic risks of the region, including changes in the level of tourism.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the Company beginning after January 1, 2008. The Company has not completed its assessment of the impact of SFAS 157 on its financial statements following adoption.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), providing companies with an option to report selected financial assets and liabilities at fair value. SFAS 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. US GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of asset and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company’s has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of SFAS 159 on its financial statements.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

5.	Summarized Financial Information of Metroflag

The following is summarized financial information for Metroflag as of June 30, 2007 and for the period from May 11, 2007 through June 30, 2007 (amounts in thousands):

Period from
May 11, 2007 through
June 30, 2007
Current assets	$64,272
Non-current assets	284,180
Current liabilities	35,591
Non-current liabilities, including long-term debt(1)	371,954
Revenue	847
Operating income	611
Loss from incidental operations	(2,674)
Interest expense	6,846
Net loss	(8,909)

(1)	The $371.2 million of non-current liabilities includes a $370.0 million mortgage loan on the Park Central Property, which was subsequently increased on July 6, 2007 to $475.0 million as further described in note 6.

6.	Long-Term Debt and Note Payable

The Company’s long-term debt as of September 30, 2007 consists of mortgage notes to Credit Suisse totaling $475 million (the “Credit Suisse Notes”). The Company uses escrow accounts to fund future pre-development spending and interest on the debt. The balance in such escrow accounts as of September 30, 2007 was $65.8 million. The loan, which is comprised of three separate tranches, expires on July 5, 2008, but can be extended for up to two six month periods by Metroflag. Interest rates on the loan are at Eurodollar rate plus applicable margins ranging from 150 basis points on the $250 million tranche; 400 basis points on the $30 million tranche; and 900 basis points on the $195 million tranche; the effective interest rates on each tranche at September 30, 2007 were 7.0%, 9.5% and 14.5%, respectively.

On June 1, 2007, the Company obtained a $23 million loan from an affiliate of Credit Suisse (the “Riv Loan”), the proceeds of which were used to fund the Riviera transactions. Mr. Sillerman has personally guaranteed the $23 million loan to the Company. The Riv Loan matures on the earlier of: (i) December 15, 2007; (ii) the date on which the Company closes on an acquisition of Riviera Holdings Corporation; or (iii) the date that the Company elects not to pursue the acquisition of Riviera Holdings Corporation. The Company is also required to make mandatory pre-payments under the Riv Loan out of certain proceeds from equity transactions as defined in the loan agreement. The Riv Loan bears interest at a rate of LIBOR plus 250 basis points. The interest rates on the Riv Loan at June 30, 2007 and September 30, 2007 were 7.875% and 8.125%, respectively. Pursuant to the terms of the Riv Loan, the Company was required to deposit $1 million into a segregated interest reserve account at closing. At September 30, 2007, the Company had $0.5 million on deposit in the interest reserve account. This amount has been included in restricted cash on the accompanying consolidated balance sheets.

On September 26, 2007, the Company obtained a $7.7 million margin loan from Bear Stearns, which, along with the CKX loan, was used to fund the exercise of the Riv Option to acquire an additional 573,775 shares of Riviera Holdings Corporation’s common stock at a price of $23 per share. The Bear Stearns margin loan requires maintenance margin equity of 40% of the shares’ market value and bears interest at LIBOR plus 100 basis points.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

7.	Related Party Debt

On June 1, 2007, the Company signed a promissory note with Flag for $7.5 million which was to reimburse Flag for a non-refundable deposit made by Flag in May 2007 as part of the agreement to purchase the 50% interest in Metroflag that it did not already own. The note was scheduled to mature on March 31, 2008 and accrued interest at the rate of 12% per annum payable at maturity. The note is included in due to related parties on the accompanying balance sheet as of June 30, 2007. This note was repaid on July 9, 2007.

On June 1, 2007, the Company signed a second promissory note with Flag for $1.0 million, representing amounts owed Flag related to funding for the Riv Option. The note bears interest at 5% per annum through December 31, 2007 and 10% from January 1, 2008 through March 31, 2008, the maturity date of the note. The Company discounted the note to fair value and records interest expense accordingly. The note is included in due to related parties on the accompanying balance sheets.

On September 26, 2007, the Company entered into a Line of Credit Agreement with CKX pursuant to which CKX agreed to loan up to $7.0 million to the Company, $6.0 million of which was drawn down on September 26, 2007 and is evidenced by a promissory note dated September 26, 2007. The proceeds of the loan were used by FXRE, together with proceeds from additional borrowings, to fund the exercise of the Riviera Option. The loan bears interest at LIBOR plus 600 basis points and is payable upon the earlier of (i) two years and (ii) the consummation by FXRE of an equity raise at or above $90.0 million. The loan is secured by a pledge of $5.0 million of our common stock held by Flag.

8.	License Agreements with Related Parties

Elvis Presley License Agreement

Grant of Rights

Simultaneous with CKX’s investment in FXLR, EPE entered into a worldwide exclusive license agreement with FXLR granting FXLR the right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating and promoting Elvis Presley-themed real estate and attraction-based properties, including Elvis Presley-themed hotels, casinos, theme parks, lounges and clubs (subject to certain restrictions). The license also grants FXLR the non-exclusive right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating and promoting Elvis Presley-themed restaurants. Under the terms of the license agreement, FXLR has the right to manufacture and sell merchandise on location at each Elvis Presley property, but EPE will have final approval over all types and categories of merchandise that may be sold by FXLR. If FXLR has not opened an Elvis Presley-themed restaurant, theme park and/or lounge within 10 years, then the rights for the category not exploited by FXLR revert to EPE. The effective date of the license agreement is June 1, 2007.

Hotel at Graceland

Under the terms of the license agreement, FXLR is given the option to construct and operate one or more of the hotels to be developed as part of EPE’s plan to grow the Graceland experience in Memphis, Tennessee, which plans include building an expanded visitors center, developing new attractions and merchandising shops and building a new boutique convention hotel.

Royalty Payments and Minimum Guarantees

FXLR will pay to EPE an amount equal to 3% of gross revenues generated at any Elvis Presley property (as defined in the license agreement) and 10% of gross revenues with respect to the sale of merchandise. In addition, FXLR will pay EPE a set dollar amount per square foot of casino floor space at each Elvis Presley property where percentage royalties are not paid on gambling revenues.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

Under the terms of the license agreement with EPE, FXLR is required to pay a guaranteed annual minimum royalty payment (against royalties payable for the year in question) of $9 million in each of 2007, 2008, and 2009, $18 million in each of 2010, 2011, and 2012, $22 million in each of 2013, 2014, 2015 and 2016, and increasing by 5% for each year thereafter. The initial payment under the license agreement will be due on the earlier of the completion of the rights offering or December 1, 2007.

Any time prior to the eighth anniversary of the opening of the first Elvis Presley themed hotel, FXLR has the right to buy out all remaining royalty payment obligations due to EPE under the license agreement by paying $450 million to EPE. FXLR would be required to buy out royalty payments due to MAE under its license agreement with MAE at the same time that it exercises its buyout right under the EPE license agreement.

Termination Rights

Unless FXLR exercises its buy-out right, either FXLR or EPE will have the right to terminate the license upon the date that is the later of (i) June 1, 2017, the date that is 10 years after the effective date of the license, or (ii) the date on which FXLR’s buyout right expires. If such right is not exercised, either FXLR or EPE will again have the right to terminate the license on each 10th anniversary of such date. In the event that FXLR exercises its termination right, then (a) the license agreement between FXLR and MAE will also terminate and (b) FXLR will pay to EPE a termination fee of $45 million. Upon any termination, the rights granted to FXLR (including the rights granted by FXLR to any project company to develop an Elvis Presley-themed real estate property) will remain in effect with respect to all Elvis Presley-related real estate properties that are open or under construction at the time of such termination, provided that royalties continue to be paid to EPE.

Muhammad Ali License Agreement

Grant of Rights

Simultaneous with the FXLR Investment, MAE entered into a worldwide exclusive license agreement with FXLR, granting MAE the right to use Muhammad Ali-related intellectual property in connection with designing, constructing, operating, and promoting Muhammad Ali-themed real estate and attractions based properties, including Muhammad Ali-themed hotels and retreat centers (subject to certain restrictions). Under the terms of the license agreement, FXLR has the right to manufacture and sell merchandise on location at each Muhammad Ali property, but MAE will have the final approval over all types and categories of merchandise that may be sold by FXLR. The effective date of the license agreement is June 1, 2007.

Royalty Payments and Minimum Guarantees

FXLR will pay to MAE an amount equal to 3% of gross revenues generated at any Muhammad Ali property (as defined in the license agreement) and 10% of gross revenues with respect to the sale of merchandise.

Under the terms of the license agreement with MAE, FXLR is required to pay a guaranteed annual minimum royalty payment (against royalties payable for the year in question) of $1 million in each of 2007, 2008, and 2009, $2 million in each of 2010, 2011, and 2012, $3 million in each of 2013, 2014, 2015 and 2016 and increasing by 5% for each year thereafter. The initial payment under the license agreement will be due on the earlier of the completion of the Rights Offering or December 1, 2007.

Any time prior to the eighth anniversary of the opening of the first Elvis Presley themed hotel, FXLR has the right to buy-out all remaining royalty payment obligations due to MAE under the license agreement by paying MAE $50 million. FXLR would be required to buy-out royalty payments due to EPE under its license agreement with EPE at the same time that it exercises its buy-out right under the MAE license agreement.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

Termination Rights

Unless FXLR exercise its buy-out right, either FXLR or MAE will have the right to terminate the license upon the date that is the later of (i) 10 years after the effective date of the license, or (ii) the date on which FXLR’s buy-out right expires. If such right is not exercised, either FLXR or MAE will again have the right to so terminate the license on each 10th anniversary of such date. In the event that FXLR exercises its termination right, then (x) the agreement between FXLR and EPE will also terminate and (y) FXLR will pay to MAE a termination fee of $5 million. Upon any termination, the rights granted to FXLR (including the rights granted by FXLR to any project company to develop a Muhammad Ali-themed real estate property) will remain in effect with respect to all Muhammad Ali-related real estate properties that are open or under construction at the time of such termination, provided that royalties continue to be paid to MAE.

Accounting for Minimum Guaranteed License Payments

FXLR is accounting for the 2007 minimum guaranteed license payments under the EPE and MAE License Agreements ratably over the period of the benefit. Accordingly FXLR included $1.4 million and $5.7 million of license expense in the accompanying consolidated statement of operations for the period from May 11, 2007 through June 30, 2007 and the period from May 11, 2007 through September 30, 2007, respectively.

9.	Acquired Lease Intangibles

The Company’s acquired intangible assets are related to above-market leases and in-place leases under which the Company is the lessor. The intangible assets related to above-market leases and in-place leases have a remaining weighted average amortization period of approximately 23.0 years and 23.4 years, respectively. The amortization of the above-market leases and in-place leases, which represents a reduction of rent revenues for the periods from May 11, 2007 through September 30, 2007 (unaudited) was $34,000. Acquired lease intangibles liabilities are related to below-market leases under which the Company is the lessor. The remaining weighted-average amortization period is approximately 4.6 years.

Acquired lease intangibles consist of the following:

September 30, 2007
(in thousands)

Assets
Above-market leases	$433
In-place leases	860
Accumulated amortization	(34)

Net	$1,259

Liabilities
Below-market leases	$48
Accumulated accretion	(4)

Net	$44

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

The estimated aggregate amortization and accretion amounts from acquired lease intangibles for the three months ending December 31, 2007 and each of the next five years are as follows:

	Amortization	Minimum
	Expense	Rent
	(in thousands)

Three months ending December 31, 2007	$37	$5
Year Ending December 31,
2008	$148	$19
2009	73	12
2010	57	5
2011	52	2
2012	50	—

10.	Derivative Financial Instruments

Pursuant to the terms specified in the Credit Suisse Notes (as described in Note 6), the Company entered into interest rate cap agreements (the “Cap Agreements”) with Credit Suisse with notional amounts totaling $475 million. The Cap Agreements are tied to the Credit Suisse Notes and converts a portion of the Company’s floating-rate debt to a fixed-rate for the benefit of the lender to protect the lender against the fluctuating market interest rate. The Cap Agreements were not designated as cash flow hedges under SFAS No. 133 and as such the change in fair value is recorded as adjustments to interest expense. The changes in fair value of the Cap Agreements for the period from May 11, 2007 through September 30, 2007 (unaudited) was a decrease of approximately $182,000. The Cap Agreements expire on July 5, 2008.

11.	Commitments and Contingencies

Operating Leases

The Company’s properties are leased to tenants under operating leases with expiration dates extending to the year 2045. Future minimum rents under non-cancelable operating leases as of September 30, 2007 excluding reimbursements of operating expenses and excluding additional contingent rentals based on tenants’ sales volume are as follows:

(in thousands)

Three months ending December 31, 2007	$1,930
Years Ending December 31,
2008	$7,055
2009	6,568
2010	5,989
2011	5,617
2012	5,199
Thereafter	110,756

Total	$143,114

As of September 30, 2007, the Company is not a party to non-cancellable long-term operating leases where the Company is the lessee.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

12.	Litigation

The Company is involved in litigation on a number of matters and is subject to certain claims which arose in the normal course of business, none of which, in the opinion of management, is expected to have a material effect on the Company’s consolidated financial position, results of operations or liquidity.

In April 2007, FXLR, through its subsidiaries and affiliates (the “FXLR Parties”), commenced an action against Riviera Holdings Corporation and its directors in U.S. District Court in the District of Nevada seeking, among other things, that the District Court (a) declare that the three-year disqualification period set forth in the Nevada Revised Statutes 78.438 does not apply to the FXLR Parties or the merger proposals made by such parties with respect to Riviera Holdings Corporation and (b) declare that a voting limitation set forth in Riviera Holdings Corporation’s Second Restated Articles of Incorporation does not apply to the FXLR Parties or to the common stock that is the subject of the Riv Option. Riviera Holdings Corporation filed a counterclaim against the FXLR Parties in May 2007 seeking, among other things, that the District Court (a) declare that the FXLR Parties are, for purposes of the Nevada Revised Statutes, the beneficial owners of the stock that is the subject of the Riv Option; (b) declare that the three-year disqualification period set forth in the Nevada Revised Statutes 78.438 applies to such FXLR Parties; and (c) declare that a voting limitation in the Riviera’s Holdings Corporation’s Articles of Incorporation applies to the FXLR Parties and the common stock that is the subject of the Riv Option. On August 10, 2007, the District Court issued a summary judgment ruling from the bench. The District Court ruled that the three-year moratorium set forth in NRS 78.438 does not apply to the FXLR Parties. The District Court also ruled that the voting limitations set forth in the Riviera Holdings Corporation’s Second Restated Articles of Incorporation do not apply to the FXLR Parties. The District Court’s ruling was entered on August 22, 2007 and the time to appeal has expired.

With respect to the Park Central Property, there are two lawsuits presently pending from a former tenant who leased space located on Parcel 3. The Robinson Group, LLC sued our subsidiary, Metroflag Polo, LLC, which is now known as Metroflag BP, LLC, in 2004 for breach of contract, fraud and related matters based on an alleged breach of the lease agreement and subsequent settlement agreements. We counter-claimed for breach of the same lease agreement and settlement agreement.

In a related action in New York, two investors in The Robinson Group, LLC sued Metroflag BP and Paul Kanavos individually, alleging fraudulent inducement for them to invest in the Robinson Group and seeking damages. The New York court has dismissed all claims except for a claim based on a theory of negligent misrepresentation, and we are seeking appeal of the decision relating to the remaining claim. We believe these claims are without merit and intend to litigate accordingly.

A dispute is pending with an adjacent property owner, Hard Carbon, LLC, an affiliate of Marriott International Inc. Hard Carbon, the owner of the Grand Chateau parcel adjacent to the Park Central Property on Harmon Avenue was required to construct a parking garage in several phases. Metroflag BP was required to pay for the construction of up to 202 parking spaces for use by another unrelated property owner and thereafter not have any responsibility for the spaces. Hard Carbon submitted contractor bids to Metroflag BP which were not approved by Metroflag BP, pursuant to a reciprocal easement agreement encumbering the property. Instead of invoking the arbitration provisions of the reciprocal easement agreement, Hard Carbon constructed the garage without getting the required Metroflag approval. Marriott, on behalf of Hard Carbon, is seeking reimbursement of approximately $7 million. In a related matter, Hard Carbon has asserted that we are responsible for sharing the costs of certain road widening work performed by Marriott off of Harmon Avenue, which work Marriott undertook without seeking Metroflag’s approval as required under the reciprocal easement agreement. Settlement discussions between the parties on both matters have resulted in a tentative settlement agreement which would require us to make an aggregate payment of $4.3 million, which was recorded by Metroflag BP in 2007 as capitalized development costs. $4.0 million has been placed in a segregated account for this purpose and is included in restricted cash on the Company’s September 30, 2007 balance sheet.

FX Real Estate and Entertainment Inc.

Notes to Consolidated Financial Statements — (Continued)
(Information as of September 30, 2007 and for the
period May 11, 2007 to September 30, 2007 is unaudited)

13.	Other Related Party Transactions

Shared Services Agreements

The Company is expected to enter into shared services agreements with each of CKX and Flag, pursuant to which employees of each of these companies, including members of senior management, will provide services for the Company, and certain of the Company’s employees, including members of senior management, will provide services for such other companies. The services to be provided pursuant to the two agreements are expected to include management, legal, accounting and administrative. The final terms of the shared services agreements, including with respect to compensation, remain subject to execution of definitive agreements. Though the final terms have not been agreed upon, it is expected that payments under the agreements will be made on a quarterly basis and will be determined taking into account a number of factors, including but not limited to, the overall type and volume of services provided, the individuals involved, the amount of time spent by such individuals and their current compensation rate with the company with which they are employed.

Because the agreements with CKX and Flag will constitute agreements with related parties, the final terms will be subject to the approval of, or depending on the timing of completion, the subsequent ratification by, FXRE’s independent directors. In addition, the agreement with CKX will be subject to the approval of a special committee of the CKX board of directors formed to evaluate and approve related party transactions.

In the meantime, CKX and Flag have negotiated a shared service arrangement to provide necessary services. For the month of June 2007, Flag and CKX have each billed FXLR $75,000 for professional services, consisting primarily of accounting and legal services. For the period May 11, 2007 through September 30, 2007, Flag billed FXRE $408,000 and CKX billed FXRE $255,000 for professional services, consisting primarily of accounting and legal services.

Preferred Priority Distribution

Flag retains a $45 million preferred priority distribution right in FXLR, which amount will be payable upon the consummation of certain predefined capital transactions, including the rights offering described in Note 2. From and after November 1, 2007, Flag is entitled to receive an annual return on the preferred priority distribution equal to the Citibank N.A. prime rate as reported from time to time in the Wall Street Journal. Mr. Sillerman will be entitled to receive his pro rata participation of the $45 million preferred priority distribution right held by Flag, when paid by FXLR, based on his ownership interest in Flag.

14.	Subsequent Event (unaudited)

With respect to the lawsuit pending between The Robinson Group, LLC and Metroflag Polo, LLC, which is now known as Metroflag BP LLC, the parties are in the process of finalizing a settlement agreement which is expected to provide for a payment of $0.8 million by Metroflag Polo, LLC. The funds for that settlement will be advanced from the pre-development escrow funds held by Credit Suisse under our Park Central loan. The expense for this settlement was recorded in the period from May 11, 2007 through September 30, 2007.

Report of Independent Registered Public Accounting Firm

To the Members of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC:

We have audited the accompanying combined balance sheet of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC (collectively, “Metroflag”) as of June 30, 2007, and the related combined statements of operations, members’ equity, and cash flows for the period from January 1, 2007 through May 10, 2007. These financial statements are the responsibility of Metroflag’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Metroflag’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Metroflag’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC at June 30, 2007, and the combined results of its operations and its cash flows for the period from January 1, 2007 through May 10, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Las Vegas, Nevada

August 23, 2007

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC,
and Metroflag Management, LLC
(Limited Liability Companies)

Combined Balance Sheet

June 30, 2007
(in thousands)

ASSETS
Real Estate investments at cost
Land	$222,598
Building and improvements	77,951
Furniture, fixtures and equipment	2,589
Capitalized development costs	17,014
Less: accumulated depreciation	(46,926)

Net real estate investments	273,226
Cash	1,945
Restricted cash	61,473
Rent and other receivables, net	470
Deferred rent, net	109
Deferred financing costs, net	9,658
Acquired lease intangible assets, net	1,296
Prepaids and other	275

Total assets	$348,452

LIABILITIES AND MEMBERS’ EQUITY
Mortgage loans payable	$370,000
Loans from members	24,607
Due to members	1,072
Accounts payable and accrued expenses (including amounts to affiliates of $2,030)	9,096
Unearned rent and related revenues	767
Acquired lease intangible liabilities, net	49
Tenants’ security deposits	1,138

Total liabilities	406,729

Commitments and contingencies (note 10)
Members’ equity	(58,277)

Total liabilities and members’ equity	$348,452

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC,
and Metroflag Management, LLC

Combined Statements of Operations

For the Periods from January 1, 2007 through May 10, 2007, May 11, 2007 through July 5, 2007 (unaudited), January 1, 2007 through July 5, 2007 (unaudited) and the nine months ended September 30, 2006 (unaudited)
(in thousands)

				Nine Months
	January 1, 2007	May 11, 2007	January 1, 2007	Ended
	through	through	through	September 30,
	May 10, 2007	July 5, 2007	July 5, 2007	2006
		(unaudited)	(unaudited)	(unaudited)

Revenues
Minimum rent	$1,727	$865	$2,592	$3,483
Percentage rent	46	1	47	54
Common area and other revenues	306	76	382	613

Total revenues	2,079	942	3,021	4,150

Expenses
Depreciation and amortization	128	54	182	268
Operating and maintenance	265	85	350	379
General and administrative	421	69	490	350
Real estate taxes	153	66	219	301

Total operating expenses	967	274	1,241	1,298

Income from Operations	1,112	668	1,780	2,852
Interest income	113	20	133	1,305
Interest expense	(14,557)	(7,628)	(22,185)	(20,925)
Loss from retirement of debt	(3,507)	—	(3,507)	—
Loss from incidental operations	(7,790)	(2,998)	(10,788)	(12,479)

Net loss	$(24,629)	$(9,938)	$(34,567)	$(29,247)

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC,
and Metroflag Management, LLC

Combined Statements of Changes in Members’ Equity

For the periods from January 1, 2007 through May 10, 2007 and May 11, 2007 through July 5, 2007 (unaudited)
(in thousands)

Balance, January 1, 2007	$(24,739)
Net loss	(24,629)

Balance, May 10, 2007	(49,368)
Net loss (unaudited)	(9,938)

Balance, July 5, 2007 (unaudited)	$(59,306)

Metroflag BP, LLC Metroflag Polo, LLC Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC,
and Metroflag Management, LLC

Combined Statements of Cash Flows

For the Periods from January 1, 2007 through May 10, 2007, May 11, 2007 through July 5, 2007
(unaudited), January 1, 2007 through July 5, 2007 (unaudited)
and the nine months ended September 30, 2006 (unaudited)
(in thousands)

				Nine Months
	January 1	May 11, 2007	January 1, 2007	Ended
	through	through	through	September 30,
	May 10, 2007	July 5, 2007	July 5, 2007	2006
		(unaudited)	(unaudited)	(unaudited)

Operating activities
Net loss	$(24,629)	$(9,938)	$(34,567)	$(29,247)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,472	3,585	12,057	13,842
Deferred financing cost amortization	41	1,048	1,089	2,957
Provision for doubtful accounts	36	—	36	—
Changes in operating assets and liabilities:
Rent and other receivables	(171)	(378)	(549)	(108)
Deferred rent	90	(111)	(21)	(1)
Other assets	(1,023)	1,476	453	374
Due to members	22	—	22	229
Accounts payable and accrued expenses	(2,486)	1,198	(1,288)	2,063
Unearned rent and related revenues	991	(839)	152	349
Acquired lease intangible liabilities	(7)	(3)	(10)	(20)
Tenants’ security deposits	34	11	45	134

Net cash used in operating activities	(18,630)	(3,951)	(22,581)	(9,428)

Investing activities
Restricted cash	11,541	(59,001)	(47,460)	(56,217)
Acquisitions of real estate	—	—	—	(15,150)
Deposits on land purchase	—	—	—	4,017
Development of real estate including land acquired	(45)	10	(35)	(5,042)

Net cash provided by/(used in) investing activities	11,496	(58,991)	(47,495)	(72,392)

Financing activities
Deferred financing and leasing costs	(10,536)	—	(10,536)	—
Proceeds from mortgage loans	306,543	63,457	370,000	73,803
Retirement of mortgage loans	(295,000)	—	(295,000)	—
Proceeds from members’ loans	5,972	—	5,972	7,242
Members’ contributions	—	—	—	11,902
Members’ distributions	—	—	—	(12,000)

Net cash provided by financing activities	6,979	63,457	70,436	80,947

Net (decrease)/increase in cash	(155)	515	360	(873)
Cash, beginning of period	1,643	1,488	1,643	3,457

Cash, at end of period	$1,488	$2,003	$2,003	$2,584

Supplemental cash flow disclosures:
Cash paid for interest	$17,102	$3,051	$20,153	$16,909

Non-cash operating activity
Non-cash development cost	—	$4,300	$4,300	—

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements

For the periods from January 1, 2007 through May 10, 2007, May 11, 2007 through
July 5, 2007 (unaudited), January 1, 2007 through July 5, 2007 (unaudited), and the nine months ended September 30, 2006 (unaudited)

1.	Organization and Basis of Presentation

Metroflag BP, LLC (“BP”), Metroflag Polo, LLC (“Polo”), Metroflag Cable, LLC (“Cable”), CAP/TOR, LLC (“CAP/TOR”), Metroflag SW, LLC (“SW”), Metroflag HD, LLC, (“HD”), and Metroflag Management, LLC (“MM”) (collectively, “Metroflag,” the “Metroflag entities” or the “Company”) are engaged in the business of leasing real properties located along Las Vegas Boulevard between Harmon and Tropicana Avenue in Las Vegas, Nevada. The Company is in the planning stage of redeveloping the existing properties into a mixed-use development including a casino, hotels, residential condominiums and retail space. Metroflag has been engaged in the leasing business since 1998 when CAP/TOR acquired certain real properties situated at the southern tip of Las Vegas Boulevard and has since assembled the current six parcels of land totaling approximately 17.72 acres and associated buildings (the “Park Central Property”).

On May 9, 2007, Polo, Cable, CAP/TOR, SW and HD were merged with and into either Cable or BP, with Cable and BP continuing as the surviving companies.

On May 11, 2007, Flag Luxury BP, LLC, Flag Luxury Polo, LLC, Flag Luxury SW, LLC, Flag Luxury Cable, LLC, Metroflag CC, LLC, Metro One, LLC, Metro Two, LLC, Metro Three, LLC, Metro Five, LLC, merged into a new entity called FX Luxury Realty, LLC (“FXLR”), with FXLR surviving the merger. By completing and surviving the merger, FXLR effectively became a 50% member of the Company with Leviev Boymelgreen of Nevada, LLC (“LBN”) owning the remaining 50%.

On June 1, 2007, CKX, Inc., (“CKX”) a publicly traded media and entertainment company, purchased 50% of the outstanding common membership interests of FXLR for a $100 million cash investment (the “CKX FXLR Investment”). As a result of this transaction, CKX acquired an indirect 25% interest in Metroflag. In addition, on June 1, 2007 FXLR entered into a binding agreement to acquire the other 50% membership interest in Metroflag held by LBN by no later than July 27, 2007.

FXLR has announced its intention to pursue a hotel, casino, entertainment, retail, commercial and residential development project on the Park Central Property.

Ownership of the Company

As of June 30, 2007, FXLR and LBN each own 50% of the Metroflag entities. See Note 11 for description of the acquisition of the remaining 50% of Metroflag by FXRE on July 6, 2007.

BP

BP was formed on December 26, 2001 by two members: Metro Two, LLC (“Metro Two”), and Flag Luxury BP, LLC (“Flag BP”), each owning an equal share of the members’ interest. On December 28, 2001, BP acquired from Grand Casino Nevada I, Inc. (“GCN”), the rights in a certain long-term ground lease agreement of real estate (the “Ground Lease”) and the leasehold improvements including the Travelodge Motel (the “Travelodge Property”) located at 3735 South Las Vegas Boulevard. The Ground Lease had been entered into between and by GCN, as tenant, and Brooks Family Trust and Nevada Brooks Cook, as landlord, on June 17, 1996.

After a number of adjustments to the purchase price, BP completed the acquisition of the Ground Lease and the Travelodge Property for a final purchase price of $3.5 million in March 2003. On February 15, 2002, BP entered into a Management Agreement with WW Lodging Limited, LLC (“WW Lodging”), in which the parties agreed that WW Lodging would manage the Travelodge Property for a fee equaling 3 1/2 percent of the gross revenues generated

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

from the operation of the Travelodge Property. On December 1, 2004, Metro Two, and Flag BP agreed to assign one half of their respective members’ interest to LBN-BP, LLC (“LBN-BP”), giving LBN-BP a 50% interest in BP, each retaining a 25% interest in Metroflag BP. LBN-BP agreed to make a series of contributions totaling $60 million between 2004 and 2006 into BP in return for the members’ interest received. On December 20, 2006, BP acquired the land subject to the Ground Lease for $55 million and the Ground Lease was terminated.

Polo

Polo was formed on December 26, 2001, by two members: Metro One, LLC (“Metro One”), and Flag Luxury Polo, LLC (“Flag Polo”), each owning an equal share of the members’ interest. On December 28, 2001, Polo acquired from GCN the real property located at 3743 South Las Vegas Boulevard known as the “Polo Property”. After a number of adjustments to the purchase price, Polo completed the acquisition of the Polo Property for a final purchase price of $25,765,000 in March 2003. Polo paid cash of $17,765,000 between 2001 and 2003 and granted two classes of mandatorily redeemable membership interests totaling $8 million to GCN. During March 2005, Polo entered into an option agreement with GCN, which provided Polo with the ability to exercise an option allowing a discount for early payment of its obligations to GCN. Polo exercised this option and made the final payment of $5 million in 2005, which represented full satisfaction of the mandatorily redeemable membership interests. Contemporaneously, Metro One and Flag Polo, the only remaining members then, assigned one half of their respective interest to LBN Polo, LLC (“LBN-Polo”) giving LBN-Polo a 50% interest in Polo, each retaining a 25% interest in Polo. In return, LBN-Polo agreed to contribute $30 million into Polo. In 2004, Polo completed constructing the current Hawaiian Market Place and the sidewalk improvement for a total construction cost of approximately $32 million and $1.6 million, respectively.

Cable

Cable was formed on May 18, 2004, by two members: Metro Three, LLC (“Metro Three”) and Flag Luxury Cable, LLC (“Flag Cable”), each owning an equal share of the members’ interest. On September 22, 2004, Metro Three and Flag Cable entered into certain Amended and Restated Memorandum of Agreement (the “Agreement”) with AI & Boymelgreen of Brooklyn Holdings, LLC (“AI & Boymelgreen”) to jointly purchase and redevelop the real property located at 3755 South Las Vegas Boulevard known as the “McDonalds” and redevelop the real property owned by an affiliate, E.C.SLVB, LLC, also known as the “Walgreens Plaza”. On November 1, 2004, Metro Three and Flag Cable assigned all of their members’ interest to an affiliate, Metroflag CC, LLC (“Metroflag CC”) and AI & Boymelgreen assigned all of its interest in Cable acquired on September 22, 2004, to an affiliate, AI & Boymelgreen of Nevada, LLC (“LBN-Cable”). Contemporaneously, Metro Three and Flag Cable withdrew as the members, and Metroflag CC and LBN-Cable were admitted as new members of Cable. As a result of the above transactions, Metroflag CC and LBN-Cable were the only surviving members of Cable each owning 50% of members’ interest. On January 5, 2005, Cable acquired the McDonald’s, for $90 million from Margel, LLC.

CAP/TOR

CAP/TOR was formed on February 18, 1998 by two members: E.C.SLVB, LLC (“E.C.SLVB”) and CAP IV Development, LLC (“CAP IV Development”), each owning an equal share of the members’ interest. On March 3, 1998, CAP/TOR acquired from an individual by the name of Robert Metz the real property located at 3764 South Las Vegas Boulevard known as the “Cap/Tor Plaza” for $17 million. In March 1999, CAP/TOR completed the construction of the Walgreens Plaza for total construction cost of approximately $4.6 million. On May 25, 2004, E.C.SLVB and CAP IV Development entered into a Purchase and Sale Agreement and Assignment of Membership Interest which provided that CAP IV Development sell all of its interest to E.C.SLVB for a purchase price of $8 million. As a result E.C.SLVB became the sole member owning 100% of CAP/TOR. On July 15, 2005, E.C.SLVB assigned all of its interest in CAP/TOR to Cable, becoming a wholly-owned subsidiary of Cable.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

SW

SW was formed on May 9, 2005, by three members: Metro Five, LLC (“Metro Five”), Flag Luxury SW, LLC (“Flag SW”), and LBN SW, LLC (“LBN-SW”) owning 25%, 25% and 50% of the members’ interest, respectively. On May 23, 2005, SW acquired the land from Southwest Exchange Corporation and the building and lease intangibles from S&W of Las Vegas, LLC, both located at 3767 South Las Vegas Boulevard, also known as the “Smith & Wollensky” for an aggregate purchase price of $30.1 million.

HD

HD was formed on August 5, 2004. HD is a wholly-owned subsidiary of BP. HD was created to acquire the real property located at 3725 South Las Vegas Boulevard, also known as “Harley-Davidson”. HD completed the acquisition of Harley-Davidson on May 16, 2006 for an aggregate price of $36.6 million.

MM

Metroflag Management, LLC (“MM”), was formed on June 24, 2005 by three members: Metro Property Management, LLC, Flag Luxury Management Nevada, LLC, and LBN-Management, LLC to provide core administrative services to, and manage real properties owned by the Company. In addition, MM administers and manages the redevelopment project and other special projects. Prior to creation of MM, BP served these functions.

Basis of Presentation

The accompanying combined financial statements consist of BP, Polo, Cable, CAP/TOR, SW, HD, and MM. Significant inter-company accounts and transactions between the entities have been eliminated in the accompanying combined financial statements. The financial statements have been combined because the entities are all part of a transaction such that FXLR will own 100% of Metroflag under common ownership, are part of a single redevelopment plan, and subject to mortgage loans secured by the properties owned by the combined entities.

The accompanying combined interim financial statements for the periods from May 11, 2007 through July 5, 2007 and from January 1, 2007 through July 5, 2007 and the nine months ended September 30, 2006 included herein have been prepared by Metroflag, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. Metroflag believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for the fair presentation of the results of operations and cash flows for the interim periods have been made.

2.	Summary of Significant Accounting Policies

Rental Revenues

The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Amounts expected to be received in later years are included in deferred rent, amounts received and to be recognized as revenues in later years are included in unearned rent and related revenues.

Some of the lease agreements contain provisions that grant additional rents based on tenants’ sales volume (contingent or percentage rent) and reimbursement of the tenants’ share of real estate taxes, insurance and common

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

area maintenance (“CAM”) costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

Real Estate Investments

Land, buildings and improvements are recorded at cost. All specifically identifiable costs related to development activities are capitalized into capitalized development costs on the combined balance sheet. The capitalized costs represent pre-development costs essential to the development of the property and include designing, engineering, legal, consulting, obtaining permits, construction, financing, and travel costs incurred during the period of development.

The Company capitalizes interest costs to projects during development. Interest capitalization ceases once a given project is substantially complete and ready for its intended use. As the Company is in the planning stages of the development and has not begun developing the current project, no interest was capitalized as of June 30, 2007.

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are reflected in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 39 years for buildings and improvements, three to seven years for furniture, fixture and equipment, and 15 years for signage. However, as the latest redevelopment plans provide demolition of the Travelodge, the Hawaiian Marketplace, the Harley-Davidson Café and McDonald’s, in order to develop the casino resort, the Company is depreciating the buildings and improvements over the estimated remaining life of these properties before they are demolished which is estimated to be one year from June 30, 2007.

The Company follows the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). SFAS 141 provides guidance on allocating a portion of the purchase price of a property to intangibles. The Company’s methodology for this allocation includes estimating an “as-if vacant” fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the “as-if vacant” fair value is allocated to intangible assets. There are two categories of intangibles to be considered: (i) value of in-place leases, (ii) above and below-market value of in-place leases.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is amortized to expense over the remaining initial term of the respective leases. Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining noncancelable term of the lease.

The value of above-market leases is amortized as a reduction of base rental revenue over the remaining terms of the respective leases. The value of below-market leases is accreted as an increase to base rental revenue over the remaining terms of the respective leases.

The Company follows the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). In accordance with SFAS 144, the Company reviews their real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon expected undiscounted cash flows from the property. The Company determines impairment by comparing the property’s carrying value to an estimate of fair value based upon varying methods such as (i) estimating future cash flows, (ii) determining resale values, or (iii) applying a

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

capitalization rate to net operating income using prevailing rates. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of Las Vegas and tenant credit quality. In the event that the carrying amount of a property is not recoverable and exceeds its fair value, the Company will write down the asset to fair value. There was no impairment loss recognized by the Company during the periods presented.

Incidental Operations

The Company follows the provisions of Statement of Financial Accounting Standards No. 67, Accounting for Costs and Initial Operations of Real Estate Projects (“SFAS 67”) to account for the operations of BP, Polo, Cable and HD. In accordance with SFAS 67, the operations of BP, Polo, Cable and HD are considered “incidental,” and as such, for each entity, when the incremental revenues exceed the incremental costs, such excess is accounted for as a reduction of capitalized costs of the redevelopment project.

The following table summarizes the results from the incidental operations for the periods from January 1, 2007 through May 10, 2007, May 11, 2007 through July 5, 2007 (unaudited), January 1, 2007 through July 5, 2007 (unaudited), and the nine months ended September 30, 2006 (unaudited):

				Nine Months
	January 1, 2007	May 11, 2007	January 1, 2007	Ended
	through May 10, 2007	through July 5, 2007	through July 5, 2007	September 30, 2006
(amounts in thousands)		(unaudited)	(unaudited)	(unaudited)

BP
Revenues	$1,854	$1,013	$2,867	$3,468
Depreciation	(417)	(177)	(594)	(800)
Operating & Other	(1,736)	(1,111)	(2,847)	(3,608)

	(299)	(275)	(574)	(940)

POLO
Revenues	1,862	766	2,628	3,384
Depreciation	(5,281)	(2,234)	(7,515)	(10,922)
Operating & Other	(1,336)	(445)	(1,781)	(2,188)

	(4,755)	(1,913)	(6,668)	(9,726)

CABLE
Revenues	1,047	422	1,469	2,192
Depreciation	(19)	(8)	(27)	(40)
Operating & Other	(1,393)	(336)	(1,729)	(2,742)

	(365)	78	(287)	(590)

HD
Revenues	563	249	812	620
Depreciation	(2,626)	(1,113)	(3,739)	(1,810)
Operating & Other	(308)	(24)	(332)	(33)

	(2,371)	(888)	(3,259)	(1,223)

Net loss	$(7,790)	$(2,998)	$(10,788)	$(12,479)

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash at financial institutions. Accounts at these institutions are insured by the FDIC up to $100,000. At times, the balances in the accounts exceed the FDIC-insured amount. The Company has not experienced any losses in such accounts and believes that they are not exposed to any significant credit risk.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

Fair Value of Financial Instruments

The carrying value of the Company’s accounts receivable and accounts payable and accrued liabilities approximates fair value primarily because of the short-term maturities of these instruments. The carrying value of the Company’s variable-rate notes payable are considered to be at fair value since the interest rates on such instruments are based on current market conditions. It is not practicable to estimate the fair value of the loans from members as such loans were not issued at arm’s length.

Restricted Cash

Restricted cash primarily consists of cash deposits, and impound accounts for interest, property taxes, insurance, rents and development projects as required by certain of our mortgage loans.

Rent Receivable

Rent receivable consists of unpaid rents and related CAM charges that are due in the current or prior periods. Allowance for doubtful accounts has been recorded for past due rent or for receivables that are being negotiated for reduction or forfeiture with certain tenants as part of restructuring the leases to accommodate the Company’s development plans.

Derivative Financial Instruments

The Company has a policy and also is required by its lenders to use derivatives to partially offset the market exposure to fluctuations in interest rates. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), the Company recognizes these derivatives on the balance sheet at fair value and adjusts them on a quarterly basis. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company does not enter into derivatives for speculative or trading purposes.

Deferred Financing Costs

Financing costs are capitalized and amortized to interest expense over the life of the loan as an adjustment to the yield.

Tenants’ Security Deposits

Tenants’ security deposits represent refundable amounts received from new tenants and are held in escrow until their lease expires or terminate.

Income Taxes

As limited liability companies, the Metroflag entities are not subject to income taxes; therefore, no provision for income taxes has been made in the accompanying financial statements. The members include their respective share of the Metroflag entities income or loss in the members’ income tax returns.

Advertising Expenses

The Company expenses advertising costs as they are incurred. Advertising costs are included in operating expenses or the net loss from the incidental operations depending on the property to which they relate and consist of the following:

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

(in thousands)
January 1, 2007 through May 10, 2007	$74
May 11, 2007 through July 5, 2007 (unaudited)	42

January 1, 2007 through July 5, 2007 (unaudited)	$116

For the nine months ended September 30, 2006 (unaudited)	$148

Risks and Uncertainties

The Company’s operations are located in Las Vegas, Nevada, and subject to the economic risks and changes in market conditions of the region.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform with current year presentation.

3.	Rent and other receivables

Rent and other receivables consist of the following:

June 30, 2007
(in thousands)

Rent and related	$573
Allowance for doubtful accounts	(103)

Net	$470

4.	Acquired Lease Intangibles

The Company’s acquired intangible assets are related to above-market leases and in-place leases under which the Company is the lessor. The intangible assets related to above-market leases and in-place leases have a remaining weighted average amortization period of approximately 23 years and 23.4 years, respectively. The amortization of the above-market leases and in-place leases, which represents a reduction of rent revenues for the periods from January 1, 2007 through May 10, 2007, May 11, 2007 through July 5, 2007 (unaudited) and January 1, 2007 through July 5, 2007 (unaudited) and the nine months ended September 30, 2006 (unaudited) were $54,000, $22,000, $76,000 and $220,000, respectively. Acquired lease intangibles liabilities are related to below-market leases under which the Company is the lessor, and recorded net of previously accreted minimum rent at May 11, 2007 and June 30, 2007 of $6,000 and $3,000, respectively. The remaining weighted-average amortization period is approximately 4.6 years.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

Acquired lease intangibles consist of the following:

June 30, 2007
(in thousands)

Assets
Above-market leases	$582
In-place leases	1,319
Accumulated amortization	(605)

Net	$1,296

Liabilities
Below-market leases	$111
Accumulated accretion	(62)

Net	$49

The estimated aggregate amortization and accretion amounts from acquired lease intangibles for each of the next five years from the latest balance sheet date are as follows:

	Amortization	Minimum
	Expense	Rent
	(in thousands)

Year Ending June 30,
2008	$148	$19
2009	110	15
2010	65	9
2011	54	3
2012	48	—

5.	Prepaids and Other

Prepaids and other consist of the following:

June 30, 2007
(in thousands)

Interest rate caps at fair value	$79
Refundable deposits	196

$275

6.	Derivative Financial Instruments

Pursuant to the terms specified in the Credit Suisse Notes (as defined in Note 8), the Company entered into an interest rate cap (the “Cap Agreement”) with Credit Suisse on May 10, 2007 with a notional amount of $300 million. The Cap Agreement is tied to the Credit Suisse Notes and converts a portion of the Company’s floating-rate debt to a fixed-rate for the benefit of the lender to protect the lender against the fluctuating market interest rate. The Cap Agreement was not designated as a cash flow hedge under SFAS No. 133 and as such the change in fair value is recorded as an adjustment to interest expense. The changes in fair value of the Cap Agreement for the period from January 1, 2007 through May 10, 2007, the period from May 11, 2007 through July 5, 2007 (unaudited), the period from January 1, 2007 through July 5, 2007 (unaudited) and the nine months ended September 30, 2006 (unaudited)

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

were a decrease of $348,000, a decrease of $98,000, a decrease of $446,000 and a decrease of $446,000, respectively.

7.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

June 30, 2007
(in thousands)

Trade	$841
Accrued interest, loans from Members	2,030
Reciprocal easement accrual	4,300
Accrued interest, mortgage loans	1,925

$9,096

8.	Mortgage Loans

The Company’s outstanding debt consists of the following at June 30:

Credit Suisse:

June 30, 2007
(in thousands)

Base rate mortgage loan, first lien senior secured term loan, with maximum principal amount of up to $280 million at the prime rate or the rate which is at 0.5% in excess of the Federal Funds Effective Rate, payable in monthly installments for interest only until maturity on May 11, 2008, due to Credit Suisse Securities USA, LLC	$250,000

Base rate mortgage loan, second lien senior secured term loan, with maximum principal of up to $195 million at the prime rate or the which is at 0.5% in excess of the Federal Funds Effective Rate, payable in monthly installments for interest only until maturity on May 11, 2008, due to Credit Suisse Securities USA, LLC	120,000

$370,000

On May 11, 2007, the Company refinanced substantially all of their mortgage notes and other long-term obligations with two notes totaling $370 million from Credit Suisse Securities USA, LLC (the “Credit Suisse Notes” or the “Loans”). The maturity date of the Loans were May 11, 2008, with two six-month extension options subject to payment of a fee and the Company’s compliance with the terms of an extension outlined in the loan documents. The Loans require that the Company establishes and maintains certain reserves including a reserve for payment of fixed expenses, a reserve for interest, a reserve for “predevelopment costs” as defined and budgeted for in the loan documents, a reserve for litigation and a reserve for “working capital”.

As a result of these repayments, the Company recorded a loss on early retirement of debt of approximately $3.5 million for the period from January 1, 2007 through May 10, 2007 and the period from January 1, 2007 through July 5, 2007 (unaudited) to reflect the prepayment penalties and fees. The remaining availability under the $370 million note is to be used primarily on predevelopment costs, interest on debt, fixed expense costs, working capital and litigation reserves.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

The Credit Suisse Notes are secured by a first and second lien security interest in substantially all of the Company’s assets, including the Park Central Property. The Credit Suisse Notes contain certain financial and other covenants. The Company is in compliance with all covenants.

9.	Related Party Transactions

During the period from January 1, 2007 through May 10, 2007, Flag has allocated salaries and other general and administrative expenses to the Company which is included in general and administrative expenses. The total amount allocated was $22,457. There were no allocated charges in the period from May 11, 2007 through July 5, 2007 (unaudited). The total amount allocated for the nine months ended September 30, 2006 was $229,627 (unaudited).

10.	Commitments and Contingencies

Operating Leases

The Company’s properties are leased to tenants under operating leases with expiration dates extending to the year 2045. Future minimum rents under non-cancelable operating leases as of June 30, 2007 excluding reimbursements of operating expenses and excluding additional contingent rentals based on tenants’ sales volume are as follows:

(in thousands)

Years Ending June 30,
2008	$7,220
2009	6,745
2010	6,179
2011	5,821
2012	5,492
Thereafter	111,574

Total	$143,031

As of June 30, 2007, the Company is not a party to non-cancellable long-term operating leases where the Company is the lessee.

Litigation

The Company is involved in litigation on a number of matters and is subject to certain claims which arose in the normal course of business, which, in the opinion of management, are not expected to have a material effect on the Company’s combined financial position, results of operations or liquidity except as follows:

With respect to the Park Central Property, there are two lawsuits presently pending from a former tenant who leased space located on Parcel 3. The Robinson Group, LLC sued Metroflag Polo, LLC, which is now known as Metroflag BP, LLC, in 2004 for breach of contract, fraud and related matters based on an alleged breach of the lease agreement and subsequent settlement agreements. The Company counter-claimed for breach of the same lease agreement and settlement agreement. In a related action in New York, two investors in The Robinson Group, LLC sued Metroflag BP and Paul Kanavos individually, alleging fraudulent inducement for them to invest in the Robinson Group and seeking damages in the amount of $0.9 million. The New York court has dismissed all claims except for a claim based on a theory of negligent misrepresentation, and the company is seeking appeal of the

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

decision relating to the remaining claim. The Company believes these claims are without merit and intend to litigate accordingly.

A dispute is pending with an adjacent property owner, Hard Carbon, LLC, an affiliate of Marriott International Inc. Hard Carbon, the owner of the Grand Chateau parcel adjacent to the Park Central Property on Harmon Avenue was required to construct a parking garage in several phases. Metroflag BP was required to pay for the construction of up to 202 parking spaces for use by another unrelated property owner and thereafter not have any responsibility for the spaces. Hard Carbon submitted contractor bids to Metroflag BP which were not approved by Metroflag BP, as required pursuant to a Reciprocal Easement Agreement. Instead of invoking the arbitration provisions of the Reciprocal Easement Agreement, Hard Carbon constructed the garage without getting the required Metroflag approval. Marriott, on behalf of Hard Carbon, is seeking reimbursement of approximately $7 million. In a related matter, Hard Carbon has asserted that the Company is responsible for sharing the costs of certain road widening work performed by Marriott off of Harmon Avenue, which work Marriott undertook without seeking Metroflag’s approval as required under the Reciprocal Easement Agreement. Settlement discussions between the parties on both matters have resulted in a tentative settlement agreement which would require the Company to make an aggregate payment of $4.3 million, which was recorded by Metroflag BP in 2007 as capitalized development costs. $4.0 million has been placed in a segregated account for this purpose and is included in restricted cash on the Company’s most recent balance sheet.

11.  Subsequent Events (unaudited)

On July 6, 2007, FX Real Estate and Entertainment Inc. (“FXRE”) acquired the remaining 50% of Metroflag that it did not already own for $180 million, $172.5 million of which was paid in cash at closing from borrowings and cash on hand and $7.5 million of which was an advance payment made in May 2007 (funded by a $7.5 million loan from Flag). As a result of this transaction, FXRE owns 100% of Metroflag. The $7.5 million loan from Flag was repaid on July 9, 2007. On July 6, 2007, Metroflag increased the size of the Credit Suisse Note to $475 million. The proceeds from this increase were used to partially fund for the Metroflag Acquisition and to increase the amount held by Metroflag in escrow accounts to fund future pre-development spending and interest on the debt.

With respect to the lawsuit pending between The Robinson Group, LLC and Metroflag Polo, LLC, which is now known as Metroflag BP, LLC, the parties are in the process of finalizing a settlement agreement with the plaintiffs which is expected to provide for a payment of $0.8 million by Metroflag Polo, LLC. The funds for that settlement will be advanced from the pre-development escrow funds held by Credit Suisse under our Park Central loan.

Report of Independent Registered Public Accounting Firm

To the Members of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC and Metroflag Management, LLC:

We have audited the accompanying combined balance sheets of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC (collectively, “Metroflag”) as of December 31, 2005 and 2006, and the related combined statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Metroflag management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Metroflag’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Metroflag’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC at December 31, 2005, and 2006, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Las Vegas, Nevada
August 13, 2007

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC
CAP/TOR LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Combined Balance Sheets
December 31, 2005 and 2006

	December 31,
	2005	2006
	(In thousands)

ASSETS
Real estate investments at cost
Land	$145,237	$222,598
Building and improvements	63,399	77,951
Furniture, fixture and equipment	2,106	2,590
Capitalized development costs	7,473	12,680
Less: accumulated depreciation	(15,576)	(35,245)

Net real estate investments	202,639	280,574

Cash	3,457	1,643
Restricted cash	1,754	11,541
Rent and other receivables, net	232	428
Deferred rent	321	90
Deposits on land purchase	4,807	—
Deferred financing costs, net	3,943	41
Acquired lease intangible assets, net	1,662	1,370
Prepaids and other	2,269	920

Total assets	$221,084	$296,607

LIABILITIES AND MEMBERS’ EQUITY
Mortgage loans payable	$194,134	$295,000
Loans from members	6,571	18,635
Due to members	820	1,050
Accounts payable and accrued expenses (including amounts to affiliates of $1,169 and $2,715 at 2005 and 2006, respectively)	2,613	4,787
Unearned rent and related revenues	488	723
Acquired lease liabilities, net	86	58
Tenants’ security deposits	953	1,093

Total liabilities	205,665	321,346
Commitments and contingencies (Notes 13 and 14)
Members’ equity	15,419	(24,739)

Total liabilities and members’ equity	$221,084	$296,607

See accompanying notes to financial statements.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC
CAP/TOR LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Combined Statements of Operations
For the Three-Year Period Ended December 31, 2006

	December 31,
	2004	2005	2006
	(In thousands)

Revenues
Minimum rent	$9,276	$4,126	$4,659
Percentage rent	128	151	83
Common area and other revenues	1,299	611	839

Total revenues	10,703	4,888	5,581

Expenses
Depreciation and amortization	1,534	379	358
Operating and maintenance	3,802	395	776
General and administrative	3,511	146	104
Real estate taxes	655	320	410

Total operating expenses	9,502	1,240	1,648

Income from operations	1,201	3,648	3,933
Interest income	103	4	2,110
Interest expense	(4,350)	(13,094)	(24,044)
Loss from forfeit on deposit and retirement of debt	(5,000)	(2,967)	—
Loss from incidental operations	—	(11,836)	(22,059)

Net loss	$(8,046)	$(24,245)	$(40,060)

See accompanying notes to financial statements.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC
CAP/TOR LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Combined Statements of Changes in Members’ Equity
For the Three-Year Period Ended December 31, 2006

Members’ Equity
(In thousands)

Balance, January 1, 2004	$3,515
Capital contributions	38,788
Distributions paid	(17,859)
Net loss	(8,046)

Balance, December 31, 2004	16,398
Capital contributions	104,774
Distributions paid	(81,508)
Net loss	(24,245)

Balance, December 31, 2005	15,419
Capital contributions	11,902
Distributions paid	(12,000)
Net loss	(40,060)

Balance, December 31, 2006	$(24,739)

See accompanying notes to financial statements.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC
CAP/TOR LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Combined Statements of Cash Flows
For the Three-Year Period Ended December 31, 2006

	December 31,
	2004	2005	2006
	(In thousands)

Operating activities
Net loss	$(8,046)	$(24,245)	$(40,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,487	10,187	19,670
Deferred financing cost amortization	27	1,415	3,943
Loss on early retirement of debt	—	610	—
Provision for doubtful accounts	570	1,017	—
Changes in operating assets and liabilities:
Rent and other receivables	(472)	(1,129)	(196)
Deferred rent	(308)	426	231
Acquired lease intangible assets	—	(1,662)	292
Other assets	14	(1,958)	1,348
Due to members	—	820	230
Accounts payable and accrued expenses	1,646	942	2,174
Unearned rent and related revenue	350	138	234
Acquired lease intangible liabilities	—	—	(27)
Tenants’ security deposits	(632)	44	139

Net cash used in operating activities	(5,364)	(13,395)	(12,022)

Investing activities
Restricted cash	—	(1,754)	(9,787)
Capitalized development cost	(2,493)	(4,981)	(5,206)
Acquisitions of real estate	(40,088)	(41,022)	(92,396)
Deposits on land purchase	(10,099)	5,884	4,807

Net cash used in investing activities	(52,680)	(41,873)	(102,582)

Financing activities
Deferred financing and leasing costs	—	(5,716)	(41)
Proceeds from mortgage loans	17,107	194,134	100,866
Repayment of existing mortgage loans	(5,453)	(146,890)	—
Proceeds from development loan	16,436	—	—
Repayment of existing mandatorily redeemable interests	—	(5,000)	—
Proceeds from members’ loans	12,505	6,571	12,063
Repayment of members’ loans	(3,625)	(9,380)	—
Members’ contributions	38,788	104,774	11,902
Members’ distributions	(17,859)	(81,508)	(12,000)

Net cash provided by financing activities	57,899	56,985	112,790

Net increase/(decrease) in cash	(145)	1,717	(1,814)
Cash at beginning of year	1,885	1,740	3,457

Cash at end of year	$1,740	$3,457	$1,643

Supplemental cash flow disclosures:
Cash paid for interest, net of capitalized interest	$3,600	$13,629	$20,938

Noncash financing and investing activities:
Financed acquisition of real property	$—	$80,000	$—

See accompanying notes to financial statements.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements
For the Three-Year Period Ended December 31, 2006

1.	Organization and Basis of Presentation

Metroflag BP, LLC (“BP”), Metroflag Polo, LLC (“Polo”), Metroflag Cable, LLC (“Cable”), CAP/TOR, LLC (“CAP/TOR”), Metroflag SW, LLC (“SW”), Metroflag HD, LLC, (“HD”), and Metroflag Management, LLC (“MM”) (collectively, “Metroflag” or the “Metroflag Entities”) are engaged in the business of leasing real properties located along Las Vegas Boulevard between Harmon and Tropicana Avenue in Las Vegas, Nevada. Metroflag is in the planning stage of redeveloping the existing properties into a mixed-use development including a hotel, casino, entertainment, retail, commercial and residential development project. Metroflag has been engaged in the leasing business since 1998 when CAP/TOR acquired certain real properties situated on Las Vegas Boulevard and has since assembled the current six parcels of land totaling approximately 17.72 acres and associated buildings as of December 31, 2006.

Ownership of Metroflag

As of December 31, 2006, affiliates of Brett Torino (“Metro”), Flag Luxury Properties, LLC (“Flag”), and Leviev Boymelgreen of Nevada, LLC (“LBN”) (collectively, the “Members”) are the members of Metroflag. Metro is the sole member of its subsidiaries, Metro One, LLC, Metro Two, LLC, Metro Three, LLC, and Metro Five, LLC, and effectively owns a 25% interest in each of the Metroflag entities. Flag is the sole member of its subsidiaries, Flag Luxury BP, LLC, Flag Luxury Polo, LLC, Flag Luxury Cable, LLC, Flag Luxury SW, LLC, and effectively owns a 25% interest in each of the Metroflag entities. LBN is the sole member of its subsidiaries, LBN-BP, LLC, LBN-Polo, LLC, LBN-Cable, LLC, LBN-SW, LLC, and effectively owns a 50% interest in each of the Metroflag entities.

BP

BP was formed on December 26, 2001 by two members: Metro Two, LLC (“Metro Two”), and Flag Luxury BP, LLC (“Flag BP”), each owning an equal share of the members’ interest. On December 28, 2001, BP acquired from Grand Casino Nevada I, Inc. (“GCN”), the rights in a certain long-term ground lease agreement of real estate (the “Ground Lease”) and the leasehold improvements including the Travelodge Motel (the “Travelodge Property”) located at 3735 South Las Vegas Boulevard. The Ground Lease had been entered into between and by GCN, as tenant, and Brooks Family Trust and Nevada Brooks Cook, as landlord, on June 17, 1996.

After a number of adjustments to the purchase price, BP completed the acquisition of the Ground Lease and the Travelodge Property for a final purchase price of $3,500,000 in March 2003. On February 15, 2002, BP entered into a Management Agreement with WW Lodging Limited, LLC (“WW Lodging”), in which the parties agreed that WW Lodging would manage the Travelodge Property for a fee equaling 3 1/2 percent of the gross revenues generated from the operation of the Travelodge Property. On December 1, 2004, Metro Two, and Flag BP agreed to assign one half of their respective members’ interest to LBN-BP, LLC (“LBN-BP”), giving LBN-BP a 50% interest in BP, each retaining a 25% interest in Metroflag BP. LBN-BP agreed to make a series of contributions totalling $60 million between 2004 and 2006 into BP in return for the members’ interest received. On December 20, 2006, BP acquired the land subject to the Ground Lease for $55 million and the Ground Lease was terminated.

Polo

Polo was formed on December 26, 2001, by two members: Metro One, LLC (“Metro One”), and Flag Luxury Polo, LLC (“Flag Polo”), each owning an equal share of the members’ interest. On December 28, 2001, Polo acquired from GCN the real property located at 3743 South Las Vegas Boulevard known as the “Polo Property”. After a number of adjustments to the purchase price, Polo completed the acquisition of the Polo Property for a final purchase price of $25,765,000 in March 2003. Polo paid cash of $17,765,000 between 2001 and 2003 and granted two classes of mandatorily redeemable membership interests totaling $8 million to GCN. During March 2005, Polo

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

entered into an option agreement with GCN, which provided Polo with the ability to exercise an option allowing a discount for early payment of its obligations to GCN. Polo exercised this option and made the final payment of $5 million in 2005, which represented full satisfaction of the mandatorily redeemable membership interests. Contemporaneously, Metro One and Flag Polo, the only remaining members then, assigned one half of their respective interest to LBN Polo, LLC (“LBN-Polo”) giving LBN-Polo a 50% interest in Polo, each retaining a 25% interest in Polo. In return, LBN-Polo agreed to contribute $30 million into Polo. In 2004, Polo completed constructing the current Hawaiian Market Place and the sidewalk improvement for a total construction cost of approximately $32 million and $1.6 million, respectively.

Cable

Cable was formed on May 18, 2004, by two members: Metro Three, LLC (“Metro Three”) and Flag Luxury Cable, LLC (“Flag Cable”), each owning an equal share of the members’ interest. On September 22, 2004, Metro Three and Flag Cable entered into certain Amended and Restated Memorandum of Agreement (the “Agreement”) with AI & Boymelgreen of Brooklyn Holdings, LLC (“AI & Boymelgreen”) to jointly purchase and redevelop the real property located at 3755 South Las Vegas Boulevard known as the “McDonalds” and redevelop the real property owned by an affiliate, E.C.SLVB, LLC, also known as the “Walgreens Plaza”. On November 1, 2004, Metro Three and Flag Cable assigned all of their members’ interest to an affiliate, Metroflag CC, LLC (“Metroflag CC”) and AI & Boymelgreen assigned all of its interest in Cable acquired on September 22, 2004, to an affiliate, AI & Boymelgreen of Nevada, LLC (“LBN-Cable”). Contemporaneously, Metro Three and Flag Cable withdrew as the members, and Metroflag CC and LBN-Cable were admitted as new members of Cable. As a result of the above transactions, Metroflag CC and LBN-Cable were the only surviving members of Cable each owning 50% of members’ interest. On January 5, 2005, Cable acquired the McDonald’s, for $90 million from Margel, LLC.

CAP/TOR

CAP/TOR was formed on February 18, 1998 by two members: E.C.SLVB, LLC (“E.C.SLVB”) and CAP IV Development, LLC (“CAP IV Development”), each owning an equal share of the members’ interest. On March 3, 1998, CAP/TOR acquired from an individual by the name of Robert Metz the real property located at 3764 South Las Vegas Boulevard known as the “Cap/Tor Plaza” for $17 million. In March 1999, CAP/TOR completed the construction of the Walgreens Plaza for total construction cost of approximately $4.6 million. On May 25, 2004, E.C.SLVB and CAP IV Development entered into a Purchase and Sale Agreement and Assignment of Membership Interest which provided that CAP IV Development sell all of its interest to E.C.SLVB for a purchase price of $8 million. As a result E.C.SLVB became the sole member owning 100% of CAP/TOR. On July 15, 2005, E.C.SLVB assigned all of its interest in CAP/TOR to Cable, becoming a wholly-owned subsidiary of Cable.

SW

SW was formed on May 9, 2005, by three members: Metro Five, LLC (“Metro Five”), Flag Luxury SW, LLC (“Flag SW”), and LBN SW, LLC (“LBN-SW”) owning 25%, 25% and 50% of the members’ interest, respectively. On May 23, 2005, SW acquired the land from Southwest Exchange Corporation and the building and lease intangibles from S&W of Las Vegas, LLC, both located at 3767 South Las Vegas Boulevard, also known as the “Smith & Wollensky” for an aggregate purchase price of $30.1 million.

HD

HD was formed on August 5, 2004. HD is a wholly-owned subsidiary of BP. HD was created to acquire the real property located at 3725 South Las Vegas Boulevard, also known as “Harley-Davidson”. HD completed the acquisition of Harley-Davidson on May 16, 2006 for an aggregate price of $36.6 million.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

MM

Metroflag Management, LLC (“MM”), was formed on June 24, 2005 by three members: Metro Property Management, LLC, Flag Luxury Management Nevada, LLC, and LBN-Management, LLC to provide core administrative services to, and manage real properties owned by Metroflag. In addition, MM administers and manages the redevelopment project and other special projects. Prior to creation of MM, BP served these functions.

Basis of Presentation and Restructuring

The accompanying combined financial statements consist of BP, Polo, Cable, CAP/TOR, SW, HD, and MM. Significant inter-company accounts and transactions between the entities have been eliminated in the accompanying combined financial statements. The financial statements have been combined because the entities are all part of the acquisition by CKX, Inc., are part of a transaction such that FXLR will own 100% of Metroflag under common ownership, are part of a single redevelopment plan, and subject to mortgage loans secured by the properties owned by the combined entities.

2.	Summary of Significant Accounting Policies

Rental Revenues

Metroflag leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Amounts expected to be received in later years are included in deferred rent, amounts received and to be recognized as revenues in later years are included in unearned rent and related revenues.

Some of the lease agreements contain provisions that grant additional rents based on tenants’ sales volume (contingent or percentage rent) and reimbursement of the tenants’ share of real estate taxes, insurance and common area maintenance (“CAM”) costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

Real Estate Investments

Land, buildings and improvements are recorded at cost. All specifically identifiable costs related to development activities are capitalized into capitalized development costs on the combined balance sheet. The capitalized costs represent pre-development costs essential to the development of the property and include designing, engineering, legal, consulting, obtaining permits, construction, financing, and travel costs incurred during the period of development.

Metroflag capitalizes interest costs to projects during development. Interest capitalization ceases once a given project is substantially complete. As Metroflag has not begun developing the current project, no interest was capitalized during the year ended December 31, 2006 or December 31, 2005. For the year ended December 31, 2004, the company capitalized $1,058,000 related to constructing the Hawaiian Market Place.

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are reflected in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 39 years for buildings and improvements, three to seven years for furniture, fixture and equipment, and 15 years for signage. However, as the latest redevelopment plans provide demolition of the Travelodge, the Hawaiian Market Place, the Harley-Davidson Café and McDonald’s in order to develop the casino resort, Metroflag is depreciating the

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

buildings and improvements over the estimated remaining life of these properties before they are demolished to develop the casino resort which is estimated to be one and one-half years from the latest balance sheet date.

Metroflag follows the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). SFAS 141 provides guidance on allocating a portion of the purchase price of a property to intangibles. Metroflag’s methodology for this allocation includes estimating an “as-if vacant” fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the “as-if vacant” fair value is allocated to intangible assets. There are two categories of intangibles to be considered: (i) value of in-place leases, (ii) above and below-market value of in-place leases.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is amortized to expense over the remaining initial term of the respective leases. Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining noncancelable term of the lease.

The value of above-market leases is amortized as a reduction of base rental revenue over the remaining terms of the respective leases. The value of below-market leases is accreted as an increase to base rental revenue over the remaining terms of the respective leases.

Metroflag follows the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). In accordance with SFAS 144, Metroflag reviews their real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon expected undiscounted cash flows from the property. Metroflag determines impairment by comparing the property’s carrying value to an estimate of fair value based upon varying methods such as (i) estimating future cash flows, (ii) determining resale values, or (iii) applying a capitalization rate to net operating income using prevailing rates. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of Las Vegas and tenant credit quality. In the event that the carrying amount of a property is not recoverable and exceeds its fair value, Metroflag will write down the asset to fair value. There was no impairment loss recognized by Metroflag for the three-year period ended December 31, 2006.

Incidental Operations

Metroflag follows the provisions of Statement of Financial Accounting Standards No. 67, Accounting for Costs and Initial Operations of Real Estate Projects (“SFAS 67”) to account for the operations of BP, Polo, Cable and HD. In accordance with SFAS 67, the operations of BP, Polo, Cable and HD are considered “incidental,” and as such, for each entity, when the incremental revenues exceed the incremental costs, such excess is accounted for as a reduction of capitalized costs of the redevelopment project.

On the other hand, in such cases where the incremental costs exceed the incremental revenues, such excess is charged to expense as incurred and is included in loss from incidental operations in the accompanying statements of operations. There were no incidental operations in 2004 as the redevelopment plan did not exist until 2005. The

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

following table summarizes the results from the incidental operations for the years ended December 31, 2006 and 2005:

	December 31,
	2005	2006
	(In thousands)

BP
Revenues	$4,964	$4,650
Depreciation and Amortization	(638)	(1,074)
Operating & Other	(6,415)	(7,506)

	(2,089)	(3,930)

POLO
Revenues	5,072	5,470
Depreciation and Amortization	(9,111)	(14,563)
Operating & Other	(5,126)	(5,793)

	(9,165)	(14,886)

CABLE
Revenues	1,874	2,556
Depreciation and Amortization	(54)	(54)
Operating & Other	(2,402)	(2,531)

	(582)	(29)

HD
Revenues	—	1,012
Depreciation and Amortization	—	(3,621)
Operating & Other	—	(605)

	—	(3,214)

Net loss from incidental operations	$(11,836)	$(22,059)

Cash

Metroflag considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Metroflag maintains cash at financial institutions. Accounts at these institutions are insured by the FDIC up to $100,000. At times, the balances in the accounts exceed the FDIC insured amount. Metroflag has not experienced any losses in such accounts and believe that they are not exposed to any significant credit risk.

Fair Value of Financial Instruments

The carrying value of Metroflag’s accounts receivable and accounts payable and accrued liabilities approximates fair value primarily because of the short-term maturities of these instruments. The carrying value of Metroflag variable-rate note payable is considered to be at fair value since the interest rates on such instruments re-price based on current market conditions. It is not practicable to estimate the fair value of the loans from members as such loans were not issued at arm’s length.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

Restricted Cash

Restricted cash primarily consists of cash deposits, and impound accounts for interest, property taxes, insurance, rents and development projects as required by certain of our mortgage loans.

Rent Receivable

Rent receivable consists of unpaid rents and related CAM charges that are due in the current or prior periods. Allowance for doubtful accounts has been recorded for past due rent or for receivables that are being negotiated for reduction or forfeiture with certain tenants as part of restructuring the leases to accommodate Metroflag’s development plan.

Deferred Financing Costs

Financing costs are capitalized and amortized to interest expense over the life of the loan.

Tenants’ Security Deposits

Tenants’ security deposits represent a refundable amount received from new tenants and are held in escrow until their lease expires or terminated.

Income Taxes

As limited liability companies, the Metroflag entities are not subject to income taxes; therefore, no provision for income taxes has been made in the accompanying financial statements. The members include their respective share of Metroflag income or loss in the members’ income tax returns.

Advertising Expenses

Metroflag expenses advertising costs as they are incurred. Advertising costs incurred for the three-year period ended December 31, 2006, were $293,000, $328,000, and $201,000 for 2004, 2005, and 2006, respectively, and are included in the net loss from the incidental operations.

Risks and Uncertainties

Metroflag’s operations are located in Las Vegas, Nevada, and subject to the economic risks and changes in market conditions of the region.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to conform to the current year presentation.

3.	Change in Depreciable Lives of Real Estate Investments

In accordance with its policy, Metroflag reviews the estimated useful lives of its real estate investments and furniture, fixtures and equipment on an ongoing basis. This review indicated that the estimated remaining useful

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

lives of the Travelodge, Hawaiian Market Place, and McDonald’s need to be adjusted due to changes made to the development plan, which provide that these properties and the Harley-Davidson property will be demolished by mid-2008 as further described in Note 15. As a result, effective January 1, 2006, Metroflag changed its estimates of the useful lives of these properties from five years to two and a half years to better reflect the estimated period before these properties are to be demolished. The effect of this change in estimate was to increase 2006 depreciation expense and 2006 net loss by approximately $5.8 million.

4.	Real Estate Investments

During 2006, Metroflag acquired the Harley-Davidson and the land subject to the Ground Lease from third parties for a purchase price of $36.7 million and $55.2 million, respectively. These acquisitions were completed using funds from long-term debt and capital contributions from the Company’s Members of approximately $91.9 million.

5.	Rent and other receivables

Rent and other receivables consist of the following at December 31:

	2005	2006
	(In thousands)

Rent and related	$232	$427
Other	—	14
Allowance for doubtful accounts	—	(13)

Net	$232	$428

6.	Acquired Lease Intangibles

Metroflag’s acquired intangible assets are related to above-market leases and in-place leases under which Metroflag is the lessor. The intangible assets related to above-market leases and in-place leases have a remaining weighted average amortization period of approximately 23 years and 23.4 years, respectively. The amortization of the above-market leases and in-place leases, which represents a reduction of rent revenues for the years ended December 31, 2005 and 2006 was, $239,000 and $292,000, respectively. Acquired lease intangibles liabilities are related to below-market leases under which Metroflag is the lessor, and recorded net of previously accreted minimum rent at December 31, 2005 and 2006 of $25,000 and $27,000, respectively. The remaining weighted-average amortization period is approximately 4.6 years. Metroflag did not have any intangibles related to in-place leases as of December 31, 2004.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

Acquired lease intangibles consist of the following at December 31:

	2005	2006
	(In thousands)

Assets
Above-market leases	$582	$582
In-place leases	1,319	1,319
Accumulated amortization	(239)	(531)

Net	$1,662	$1,370

Liabilities
Below-market leases	$111	$111
Accumulated accretion	(25)	(53)

Net	$86	$58

The estimated aggregate amortization and accretion amounts from acquired lease intangibles for each of the next five years from the latest balance sheet date are as follows:

	Amortization	Minimum
	Expense	Rent
	(In thousands)

Year Ending December 31,
2007	$148	$19
2008	148	19
2009	73	12
2010	57	5
2011	52	1

7.	Prepaids and Other

Prepaids and other consist of the following at December 31:

	2005	2006
	(In thousands)

Interest rate caps at fair value	$1,769	$348
Prepaid real property tax	316	375
Refundable deposits	184	197

	$2,269	$920

8.	Derivative Financial Instruments

Pursuant to the terms specified in the Barclays Notes (as defined in Note 10), Metroflag entered into three interest rate caps (the “Cap Agreements”) with Barclays Capital between July 2005 and March 2006 with notional amounts totaling $300 million. The Cap Agreements are tied to the Barclays Notes and convert a portion of Metroflag’s floating-rate debt to a fixed-rate for the benefit of the lender to protect the lender against the fluctuating market interest rate. None of the Cap Agreements were designated as a cash flow hedge under SFAS No. 133 and as such the change in fair value is recorded as an adjustment to interest expense. The changes in fair value of the Cap

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

Agreements for the year ended December 31, 2005 and 2006 were an increase of $1,769,000 and a decrease of $1,421,000, respectively. The termination date of the caps is January 9, 2007.

9.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at December 31:

	2005	2006
	(In thousands)

Trade	$1,358	$2,072
Accrued payroll	86	—
Accrued interest, loans from Members	83	1,047
Accrued interest, mortgage loans	1,086	1,668

	$2,613	$4,787

10.	Mortgage Loans

Metroflag’s outstanding debt consists of the following at December 31:

	2005	2006
	(In thousands)

Floating rate mortgage loan with maximum principal amount of up to $300 million at 3.85% above LIBOR, payable in monthly installments for interest only until maturity on January 9, 2007, due to Barclays Capital Real Estate, Inc.	$184,134	$285,000
Floating rate mortgage loan with maximum principal of up to $10 million at 3.85% above LIBOR, payable in monthly installments for interest only until maturity on January 9, 2007, due to Barclays Capital Real Estate, Inc.	10,000	10,000

	$194,134	$295,000

On July 15, 2005, Metroflag refinanced substantially all of their mortgage notes and other long-term obligations with a $300 million note and a $10 million note from Barclays Capital Real Estate, Inc. (the “Barclays Notes” or the “Loans”). The maturity date of the Loans was January 9, 2007, with three one-year-extension options subject to payment of a fee and Metroflag’s compliance with the terms of an extension outlined in the loan documents. The Loans require that Metroflag establishes and maintains certain reserves including a reserve for payment of property taxes, a reserve for payment of insurance premiums, a reserve for “capital improvements” as defined and budgeted for in the loan documents, a reserve for “predevelopment costs” as defined and budgeted for in the loan documents, and a reserve for servicing the Loans.

The initial advance from these offerings was $194 million and the proceeds were used to repurchase the $56 million 12% mortgage note due in January 2006, $24 million 7.5% mortgage note due in September 2005, $23.5 million 5.65% mortgage loan due in January 2014, $42.4 million at floating interest of 2.75% above LIBOR due in November 2005, $4.25 million 5.14% note due in March 2006, two unsecured notes totaling $1.0 million bearing 12% of interest due in January 2005, and loans and accrued interest of $7.9 million in full settlement of advances from the Members up to July 15, 2005.

As a result of these repayments, Metroflag recorded a loss on early retirement of debt of approximately $3.0 million for the year ended December 31, 2005, to reflect the write-off of the unamortized loan costs and prepayment penalties. The remaining availability under the $300 million note is to be used primarily to finance the

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

acquisitions of real estate and redevelopment of the existing properties as disclosed in Note 3, but also available for general working capital.

The Barclays Notes are secured by a first lien security interest in substantially all of Metroflag’s assets, including the Park Central Property. The Barclays Notes contain certain financial and other covenants. Metroflag is in compliance with all covenants.

In December 2006, Metroflag submitted a written request to the Lender to extend the existing loan for six months from the maturity date of January 9, 2007.

11.	Loans from the Members

On July 15, 2005, the members of Metroflag formally agreed by executing the Loan and Inter-creditor Agreement to jointly lend to Metroflag, in proportion to each Member’s respective interest, up to $15 million to fund the predevelopment activities, to pay off the promissory notes held by third parties as they become due, and to provide short-term working capital needs upon management’s request. The loans, at the option of the Members, are to be evidenced by promissory notes and bear interest at an annual rate of the U.S. five-year treasury rate, and will mature in five years from the date each promissory note is drawn.

12.	Related Party Transactions

During the three-year period ended December 31, 2006, Flag has allocated salaries and other general and administrative expenses to Metroflag which is included in general and administrative expenses. The total amounts allocated for the years ended December 31, 2004, 2005 and 2006 were $375,000, $820,000, and $230,000, respectively.

13.	Operating Leases

Metroflag’s properties are leased to tenants under operating leases with expiration dates extending to the year 2045. Future minimum rents under non-cancelable operating leases as of December 31, 2006 excluding reimbursements of operating expenses and excluding additional contingent rentals based on tenants’ sales volume are as follows:

Years Ending December 31,
(In thousands)

2007	$7,877
2008	7,220
2009	6,745
2010	6,179
2011	5,821
Thereafter	117,066

Total	$150,908

As of the latest balance sheet date, Metroflag is not a party to non-cancellable long-term operating leases where the Company is the lessee.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

14.	Commitments and Contingencies

Metroflag is involved in litigation on a number of matters and are subject to certain claims which arose in the normal course of business, which, in the opinion of management, are not expected to have a material effect on Metroflag’s combined financial position, results of operations or liquidity except as follows:

Metroflag is a party to a certain Amended and Restated Grant of Reciprocal Easements and Declaration of Covenants, Conditions and Restricted dated June 19, 2002 (as subsequently amended, the “REA”) pursuant to which it agreed to pay for certain parking spaces to be constructed by Hard Carbon, LLC (“Hard Carbon”) for the benefit of a third party. A dispute has arisen regarding the appropriate amount payable by Metroflag. Hard Carbon has demanded payment in excess of $7 million and also demanded reimbursements for road-widening expenses from Metroflag.

15.	Subsequent Events

Organizational Restructuring

Subsequent to year-end, on May 12, 2007, Flag Luxury BP, LLC, Flag Luxury Polo, LLC, Flag Luxury SW, LLC, Flag Luxury Cable, LLC, Metroflag CC, LLC, Metro One, LLC, Metro Two, LLC, Metro Three, LLC, Metro Five, LLC, merged into a new entity called FX Luxury Realty, LLC (“FXLR”), with FXLR surviving the merger. By completing and surviving the merger, FXLR effectively became a 50% member of Metroflag with Flag owning 100% of FXLR.

On June 1, 2007, CKX, Inc. (“CKX”), a publicly traded media and entertainment company, purchased 50% of the aggregate outstanding common membership interests of FXLR for a $100 million cash investment, which gave CKX an indirect 25% membership interest in Metroflag. In addition, FXLR entered into a binding agreement to acquire the other 50% of Metroflag held by LBN by no later than July 27, 2007.

On July 6, 2007, FXLR acquired the remaining 50% of Metroflag from LBN (the “Park Central Acquisition”). As a result of this purchase, FXLR now owns 100% of Metroflag, and therefore the Park Central Property, and will consolidate the operations of Metroflag beginning on July 6, 2007. The total consideration paid by FXLR for the remaining 50% interest in Metroflag was $180 million, $7.5 million of which was an advance payment made in May 2007 (funded by a $7.5 million loan from Flag). The cash payment at closing was funded from $92.5 million cash on hand and $105 million in additional borrowings under the Park Control Loan (as defined), which was reduced by $21.3 million deposited into a restricted cash account to cover debt service commitments and $3.7 million in debt issuance costs. The $7.5 million loan from Flag was repaid on July 9, 2007.

Refinancing of Barclay’s Notes

Subsequent to year-end, on May 10, 2007, BP and Cable obtained a $370 million loan from an affiliate of Credit Suisse, which refinanced the existing debt obligations with Barclay’s Capital for a total payoff of $301 million less reserves maintained with Barclay’s Capital for $7.8 million for a total consideration of $293.2 million. The Credit Suisse debt is a 12-month note with two 6-month extensions. On July 6, 2007, in connection with the Park Central Acquisition, the size of the loan was increased to $475 million.

After this transaction, the Metroflag entities have $475 million in first and second tier term loans (the “Park Central Loan”) secured by the Park Central Property and were required as of the closing date to hold $74.1 million in restricted cash to cover debt service commitments and pre-development expenses. The terms of the loans expire on July 5, 2008 but can be extended for up to two six month periods by Metroflag provided Metroflag meets certain conditions. Interest rates on the loans are at Eurodollar rate plus applicable margins ranging from 150 basis points

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

on the $250 million tranche; 400 basis points on the $30 million tranche; and 900 basis points on the $195 million tranche; the effective interest rates on each tranche at July 6, 2007 were 7.4%, 9.9% and 14.9%, respectively.

FXLR and Flag have issued a joint and severable guarantee to the lenders to the Metroflag entities for any losses they incur solely as a result of certain limited circumstances including fraud or intentional misrepresentation by the borrowers, FXLR and Flag and gross negligence or willful misconduct by the borrowers. The loans on the Park Central Property are not guaranteed by FXLR.

The Park Central Loan imposes certain financial and other maintenance covenants on the Metroflag including limitations on indebtedness, liens, restricted payments, loan to value ratio, asset sales and related party transactions.

Distribution of 19,743,349 Shares of
Common Stock of
FX Real Estate and Entertainment Inc.
to Stockholders of CKX, Inc.

PROSPECTUS

Until January 25, 2008 (25 days after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver this prospectus.